SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Management Proposal & Call Notice | 168thExtraordinary General Meeting

List of Documents Available to the Shareholders

All documents relating to the matter to be deliberated by the 168th Annual Shareholders Meeting are available to the shareholders at the website of the Company (www.eletrobras.com/elb/age/), as listed below:

Annex I – Voting Ballot

Annex II – Changes to be made in the Articles of Incorporation with a comparative table and legal and economic effects

Annex III – Articles of Incorporation consolidated with the proposed changes

Annex IV – Legal Opinion

The Company, through its Investor Relations Superintendence, by means of telephones +55 (21) 2514-6333 or +55 (21) 2514-6331 and ombudsman-ri@eletrobras.com is available for further clarification about the 168th Eletrobras Annual Shareholders' Meeting.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

Annex I – Voting Ballot

Name
Shareholder CNPJ or CPF (Identification)

Fulfillment General Guidelines

The Voting Ballot shall be completed fulfilled, signed and sent to: (i) the Book-Entry Agent of shares issued by the Company (Banco Bradesco S/A); (ii) the custodial agent responsible for the custody of the shares issued by the Company of its ownership; or, (iii) to the Company, directly.

If the shareholder is considered a legal entity under Brazilian law, the signature must be from its legal representatives, or attorneys with powers to practice this type of act

The Voting Ballot received by the Book-Entry Agent, the Custodial Agent (as the case may be) and/or by the Company shall be admitted up to 7 (seven) days prior to the date of the General Meeting. The Voting Ballot that is delivered after this deadline will be considered invalid and will not be processed by the Company.

The Voting Ballot sent directly to the Company shall be accompanied by documentation proving the quality of shareholder or legal representative of the signatory shareholder, thus observing the requirements and formalities indicated in item 12.2 of the Company’s Reference Form, as well as in the Management Proposal.

After such term, the Company informs that it will consider the fields not filled as instruction equivalent to the abstention of vote in relation to such matters.

Delivery guidelines, indicating the right to send directly to the company or send instructions to the Book-Entry Agent or the Custodial Agent

 The Voting Ballot may alternatively be delivered to:

 (i) the Book-Entry Agent of the shares issued by the Company (Banco Bradesco S/A);

 (ii) the Custodial Agent responsible for the custody of the shares issued by the Company of its  ownership, provided that it offers such service pursuant to CVM Instruction 481; or,

 (iii) to the Company, directly.

The Banco Bradesco S.A., as the Book-Entry Agent of the shares issued by the Company, will receive the Company's Voting Ballot in all its network of banking branches spread throughout the national territory, in compliance with the procedures established by it.

Shareholders or their representatives must attend at any bank branch of the Book-Entry Agent, with a valid original identification document with a photo and, in the case of shareholders considered legal entities and/or represented by a proxy, the competent proxy documents must be presented in addition to the Voting Ballot.

Custodial agents may, but are not required to receive, the Company's Shareholders' Voting Ballot. Therefore, it is recommended that shareholders verify with the respective Custodial Agent if it will provide such service, as well as its costs and procedures.

The Company's shareholders may also, in its sole discretion, forward the Voting Ballot directly to the Company, by post, addressed to the Company's Investor Relations Office, located at Avenida Presidente Vargas, 409, Centro, 9th floor, Rio de Janeiro/RJ, ZIP CODE 20071-003, or by e-mail, to the following e-mail address: ombudsman- ri@eletrobras.com, and the originals, in the latter case, must be forwarded to the Company before the date scheduled for the Shareholders General Meeting.

The Voting Ballot that is not with the necessary documentation to prove the shareholder's condition or to prove its representation, will not be considered valid, and, consequently, will not be processed by the Company, but may be corrected and sent by the shareholder to the shareholder. Company, observing the terms and procedures established in CVM Instruction 481.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

Postal and electronic address to send the voting ballot, if the shareholder wishes to deliver the document directly to the company

Eletrobras Investor Relations Office

Ave Presidente Vargas, 409, Downtown, 9th floor

Rio de Janeiro - RJ

ZIP CODE 20071-003

Email:ombudsman-ri@eletrobras.com

Indication of the institution contracted by the company to provide the book-entry service Securities, with name, physical and electronic address, telephone number and person for contact

Pursuant to an agreement signed between the Company and Banco Bradesco S/A, the Voting Ballot may be delivered to any branch of the bank within the national territory.

Clarifications concerning the applicable procedures and requirements can be obtained from the following address:

Banco Bradesco S.A.

4010 / Stock and Custody Department

Book-Entry Assets

4010.acecustodia@bradesco.com.br

Carlos Augusto Dias Pereira

Address: Cidade de Deus, Yellow Building  2nd floor , Vila Yara, Osasco, SP ZIP: 06029-900

Ph: 0800 701 16 16

Tel.: (11) 3684-9441 - Fax: (11) 3684-2811

Matters to be discussed in the Extraordinary General Meeting
Simple Deliberation 1. To resolve about the reform of the Eletrobras’ Bylaws according to Notice to Shareholders and Management Proposal [ ] Approve [ ] Reject [ ] Abstain

City :

Date :

Signature :

Shareholder’s Name :

E-mail :

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

Annex II – Changes to be made in the Articles of Incorporation with a comparative table and legal and economic effects

CURRENT BYLAWS ELETROBRAS

PROPOSAL OF CHANGE OF BYLAWS OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS

JUSTIFICATIONS

     Proposal of change to the Bylaws in accordance with the guidelines of Eletrobras.

     Proposal of change of Bylaws according to the guidelines of Eletrobras to meet Law 13,303/2016, Decree 8,945/2016 and the Office of Coordination and Governance of State-owned Companies – SEST.

CHAPTER I

Name, Organization, Headquarters, Duration, and Object

CHAPTER I

	Name, Organization, Headquarters, and Social Object	Adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect Legal effect – change without legal impact

Art. 1 Centrais Elétricas Brasileiras S.A. – Eletrobras is a mixed capital corporation, established in accordance with the authorization provided by Federal Law 3,890-A, dated April 25, 1961 and governed by the present Bylaws.

Art. 1 Centrais Elétricas Brasileiras S.A. – Eletrobras is a mixed capital corporation, established in accordance with the authorization provided by Federal Law 3,890-A, dated April 25, 1961 and governed by the present Bylaws.

Ok

Art. 2 Eletrobras, as a company indirectly governed by the public federal administration, will be ruled by Law 3,890-A, of 1961, by the specific legislation for corporations (sociedade por ações), and by special dispositions of federal laws, when applicable, and by the present Bylaws.

Art 2 Eletrobras, as a company indirectly governed by the public Federal Administration, shall be ruled by Law 3,890-A, of 1961, and by Law 13,303, of 2016 and its rules, by the specific legislation for corporations (sociedade por ações), and by special dispositions of federal laws, when applicable, and by the present Bylaws.

Adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws

Sole paragraph. The company, its shareholders, managers and members of the Fiscal Council are subjected to the provisions of the Corporate Governance Level 1 Listing Regulations of BM&FBOVESPA (the "Level 1 Regulations").

Sole paragraph. The company, its shareholders, managers and members of the Fiscal Council are subjected to the provisions of the Corporate Governance Level 1 Listing Regulations of BM&FBOVESPA (the "Level 1 Regulations").

OK

Art. 3 Eletrobras has its head offices in the Federal Capital and central office in the city of Rio de Janeiro, and will operate directly or through its subsidiaries or companies with which it may become associated, and the company may also open offices in Brazil and abroad in order to further its purpose.

Art 3 Eletrobras has its head offices in the Federal Capital and central office in the city of Rio de Janeiro, constituted for an indefinite period and will operate directly or through its subsidiaries or companies with which it may become associated, and the company may also open offices in Brazil and abroad in order to further its social object.

Adjustment of wording with inclusion of the wording of paragraph 7 of the applicable Art 3. Without economic effect. Legal effect: change without legal impact.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

Art. 3 Eletrobras has its head offices in the Federal Capital and central office in the city of Rio de Janeiro, and will operate directly or through its subsidiaries or companies with which it may become associated, and the company may also open offices in Brazil and abroad in order to further its purpose.

Art 3 Eletrobras has its head offices in the Federal Capital and central office in the city of Rio de Janeiro, constituted for an indefinite period and will operate directly or through its subsidiaries or companies with which it may become associated, and the company may also open offices in Brazil and abroad in order to further its social object.

Adjustment of wording with inclusion of the wording of paragraph 7 of the applicable Art 3. Without economic effect. Legal effect: change without legal impact.

§ 1 Eletrobras, directly or through its subsidiaries, or controlled companies, may participate, with or without allocation of funds, in the establishment of consortia or participate in companies, with or without major participation in Brazil or abroad, for the direct or indirect production or transmission of electricity under a concession or authorization.

§ 1 Eletrobras, directly or through its subsidiaries, or controlled companies, may participate, with or without allocation of funds, in the establishment of consortia or participate in companies, with or without major participation in Brazil or abroad, for the direct or indirect production, transmission or distribution of electricity.

Change by virtue of Law 12,688, dated July 18, 2012 with adjustment of wording.

Economic effect – The broadening of the operations of distribution with asset aftermaths in the case of any performances of business in this industry.

Legal effect – change without legal impact

§ 2 The validity of any and all instruments executed by Eletrobras directly or through its subsidiaries or controlled companies, in order to achieve the objective set out in paragraph one of this article, is subject to the approval of at least 2/3 of all members of the Board of Directors.

 § 2 The validity of any and all instruments executed by Eletrobras directly or through its subsidiaries or controlled companies, in order to achieve the objective set out in paragraph one of this article, is subject to the approval of at least 2/3 of all members of the Board of Directors.

Ok

§ 3 For purposes of the participations mentioned in the first paragraph, Eletrobras will be responsible for raising the funds that are necessary for the performance of its social object as well as those of its subsidiaries or controlled companies, and it may delegate such activity to them subject to the authorization of at least 2/3 of all members of the Board of Directors.

§ 3 For the purposes of the participations mentioned in the first paragraph, Eletrobras will be responsible for raising the funds that are necessary for the performance of its social object as well as those of its subsidiaries or controlled companies, and it may delegate such activity to them subject to the provisions under the Policy of Responsibilities.

Adjustment of wording in accordance with the guidelines of Eletrobras.

Without economic effect.

Legal effect – competence changed to approve fund raising operations of subsidiaries and affiliates, which required the approval of 2/3 of the members of the board of directors, in order to comply with an Outstanding Policy to be approved by a majority of the members of the Board of Directors.

§ 4 Any subsidiaries that Eletrobras might establish, subject to prior legal authorization, will be subject to the general principles of Law 3890-A, of 1961, other than in respect of the administrative structure, which may be adapted to the specific circumstances and the importance of the services of each company, as well as to the participation conditions of the other partners.

§ 4 Any subsidiaries that Eletrobras might establish, subject to prior legal authorization, will be subject to the general principles of Law 3,890-A, of 1961.	Adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

§ 5 The subsidiaries will follow the administrative, financial, technical and accounting rules established by Eletrobras as closely as possible.	§ 5 The subsidiaries will follow the administrative, financial, technical and accounting rules established by Eletrobras.	Adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact
§ 6 The representatives from Eletrobras in the management of the companies, subsidiaries or not, in which Eletrobras participates, will be chosen by the Board of Directors.

§ 6 The representatives from Eletrobras in the management of the companies, subsidiaries or not, in which Eletrobras participates, will be chosen by the Board of Directors, according to criteria established under the law, these bylaws or the Policy of Appointment of companies of Eletrobras.

Adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws
§ 7 The company is constituted without a fixed time period.		Provision included in the head provision of Art 3. Legal effect – change without legal impact
Art. 4 The corporate purpose of Eletrobras is:	Art. 4 The corporate purpose of Eletrobras is:	OK

I - to carry out studies, projects, construction and the operation and building of power units and transmission lines and the distribution of electric energy, as well as to enter into business transactions in connection with these activities, such as the trading of electric energy;

I - to carry out studies, projects, construction and the operation and building of power units and transmission lines and the distribution of electric energy, as well as to enter into company transactions in connection with these activities, such as the trading of electric energy;

Adjustment of wording in accordance with the guidelines of Eletrobras (as provided for in Art 2,045 of the Civil Code in force).

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws

II - to cooperate with the Ministry to which it is subject, in order to establish the country's energy policy;	II - to cooperate with the Ministry to which it is subject, in order to establish the country's energy policy;	OK

III - to grant loans to electric energy public utilities under its control, and to provide guaranties, in Brazil or abroad, in favor of electric power utilities, as well as to purchase bonds issued by Eletrobras;

III - to grant loans to electric energy public utilities under its control, and to provide guaranties, in Brazil or abroad, in favor of electric power utilities, as well as to purchase bonds issued by Eletrobras;

OK
IV - to provide guaranties, in Brazil or abroad, in favor of electric energy public utilities under its control;	IV - to provide guaranties, in Brazil or abroad, in favor of electric energy public utilities under its control;	OK

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

V - to promote and support research of interest to the energy sector, connected with the generation, transmission and distribution of electric energy, as well as studies regarding the utilization of reservoirs for various purposes;

V - to promote and support research of its business interest in the energy sector, connected to the generation, transmission and distribution of electric energy, as well as studies regarding the utilization of reservoirs for various purposes;

Adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact

VI - to contribute to the training of the technical personnel required by the Brazilian electric energy sector, as well as to the preparation of qualified labor, by means of specialized courses, whereto it may also grant assistance to educational entities in Brazil or scholarships abroad and may sign agreements with entities which cooperate in the formation of specialized technical personnel; and

VI - to contribute to the training of the technical personnel required by the Brazilian electric energy sector, as well as to the preparation of qualified labor, by means of specialized courses, whereto it may also grant assistance to educational entities in Brazil or scholarships abroad and may sign agreements with entities which cooperate in the formation of specialized technical personnel;

Adjustment of wording: removal of “and” Without economic effect. Legal effect – change without legal impact
VII - to cooperate technically and administratively with the companies in which it is a shareholder and with the divisions of the Ministry to which it is subject.	VII - to cooperate technically and administratively with the companies in which it is a shareholder and with the divisions of the Ministry to which it is subject.	Ok

VIII - to participate in associations or organizations of technical, scientific and entrepreneurial nature, of regional, national or international scope, which may be of interest to the electric energy sector; and

Transfer of writing of Art 5, Item V of Chapter II to Art 4, Item VIII of Chapter I, with the inclusion of “e” and renumbering. Without economic effect. Legal effect – change without legal impact

IX - to participate, according to on-going legislation, in programs designed to increase the usage of alternative sources of electric power generation, in addition to the rational use of power and the implementation of smart power networks.

Transfer of writing of Art 5, Item XII of Chapter II to Art 4, item IX of Chapter I, with adjustment of wording in accordance with the guidelines and renumbering.

Economic effect – This change is the result of the extension of the operations of Eletrobras concerning the Distribution business (See Paragraph 1 of Art 3 proposed).

Legal Effect - adjustment for compliance with the applicable laws

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

CHAPTER II Operations and Obligations	CHAPTER II Obligations	Adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact

Art. 5 Eletrobras shall, as the technical, administrative and financial coordinating entity of the electric energy sector, as well as, through delegation of public power, in accordance with legal provisions in force, among other things:

	Art 5 Eletrobras, according to the applicable legal provisions, shall, among other obligations:	Adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact

I - promote, through its regional subsidiaries, the construction and the respective operation of power centers of interest beyond the state and, high and extra-high tension transmission systems, aiming at an inter-state integration of electric and transmission systems destined to transport electric energy produced in bi-national enterprises for the utilization of energy;

Exclusion of the provision given the wording included in the social object, Art 4, item I. Without economic effect. Legal effect – change without legal impact
II - promote studies of power plants based on non-conventional primary sources of electricity;		Exclusion of the provision given the wording included in the social object, Art 4, item I. Without economic effect. Legal effect – change without legal impact

III - give its opinion on electric energy concessions requested by the Electric Energy National Agency (ANEEL), including on the technical, economic and financial adequacy of the electric-nuclear plant projects to the electric energy utility systems;

Exclusion of provision in accordance with the guidelines of Eletrobras. Assignment of EPE taking into account Law 10,847/2004. Without economic effect. Legal effect – change without legal impact
IV - develop rural power supply programs;	I - operationalize programs for the furtherance of the universal access to electric energy;	Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

V - participate in associations or organizations of technical, scientific and entrepreneurial nature, of regional, national or international scope, which may be of interest to the electric energy sector;

Transfer of writing of Art 5, Item V of Chapter II to Art 4, Item VIII of Chapter I. Without economic effect. Legal effect – change without legal impact
VI - promote the preparation, follow-up and control of the multi-annual budget of the electric energy sector;

Exclusion of provision in accordance with the guidelines of Eletrobras.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws, given that such activity is no longer under the responsibility of Eletrobras

VII - act as an executive body of the statistic information system of the electric energy sector;

Exclusion of provision in accordance with the guidelines of Eletrobras.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws, given that such activity is no longer under the responsibility of Eletrobras

VIII - contribute to the conservation of the environment given the principles of sustainable development;	II - guide its efforts by the sustainability of the economic, financial, social and environmental balance in the business operations and opportunities;	Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact
IX - coordinate activities connected with the promotion and incentive of the national industry of materials and equipment intended for the electric energy sector;

III - support the activities connected to the furtherance and encouragement of the national industry of materials and equipment earmarked for the electric energy sector, by means of the operation of CEPEL - Center for Studies and Research on Electric Energy;

Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras.

Economic effect – The reduction of the scope in this item is targeted at rationalizing expenses, concentrating such activities on CEPEL.

Legal effect – change without legal impact

X - develop programs of technical regulation, standardization and quality control connected with equipment and materials designed for the electric energy sector;

Exclusion of provision in accordance with the guidelines of Eletrobras.

Economic effect – The reduction of the scope in this item is targeted at rationalizing expenses.

Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

XI - develop programs, projects and activities to stimulate and guide consumers, in order to balance electric energy supply and demand; and	IV - develop programs, projects, and activities of furtherance and guidance of consumers, aiming at the efficient use of energy;	Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws
XII - participate, according to on-going legislation, in programs designed to increasing the usage of alternative sources of electric power generation.		Transfer of writing of Art 5, Item XII of Chapter II to Art 4, Item IX of Chapter I. Legal effect – change without legal impact
There is no correlation	V – prepare and publish the Code of Ethics and Conduct of Eletrobras companies, in accordance with the company’s principles and values, as well as the applicable laws;	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	VI - follow the Compliance Program of Eletrobras companies;	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	VII – follow and make its controlled companies follow the requirements of transparency provided for under the applicable laws; and

Inclusion of provision in accordance with the guidelines of Eletrobras, to meet Art 8 of Law 13,303/2016 and Art 13 of Decree no. 8,945/2016.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws.

There is no correlation

VIII - act in full compliance with the Code of Ethics and Conduct of Eletrobras Companies and the United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. §78-dd-1, et seq., as amended), hereinafter referred to as FCPA, and Law no. 12,846/2013, as well as any applicable anti-bribery and anti-corruption laws, or any other laws, rule or regulation of similar purpose and effect, refraining from adopting any practice that may be forbidden for legal persons subject to FCPA and the Brazilian anti-corruption laws.

Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

There is no correlation

Art 6. Eletrobras shall take all applicable measures for its managers, agents, employees and any other people acting on its behalf, as well as of its controlled companies, managers, agents, employees and any other people acting on behalf of the latter, to proceed in accordance with the provisions under the Code of Ethics and Conduct of Eletrobras Companies, FCPA, and the Brazilian antibribery laws.

Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
CHAPTER III Capital and Shares	CHAPTER III Capital, Shares and Shareholders	Adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact

Art. 6 The share capital of the company amounts to R$31,305,331,463.74 (thirty- one billion three hundred and five million three hundred and thirty-one thousand four hundred and sixty-three reais and seventy-four cents), divided into 1,087,050,297 common shares, 146,920 Class “A” preferred shares and 265,436,883 Class “B" preferred shares, all of them without par value.

Art 7. The share capital of the company amounts to R$31,305,331,463.74 (thirty- one billion three hundred and five million three hundred and thirty-one thousand four hundred and sixty-three reais and seventy-four cents), divided into 1,087,050,297 common shares, 146,920 Class “A” preferred shares and 265,436,883 Class “B" preferred shares, all of them without par value.

Renumbering Without economic effect. Legal effect – change without legal impact
Art 7 The Eletrobras' shares shall be:	Art 8. Eletrobras' shares shall be:	Renumbering Without economic effect. Legal effect – change without legal impact
I - common, under nominative form, entitled to vote; and	I - common, under nominative form, entitled to vote; and	Ok
II - preferred, under nominative form, not entitled to vote at Shareholders’ Meetings;	II - preferred, under nominative form, not entitled to vote at Shareholders’ Meetings;	Ok

§ 1 Both kinds of shares may be kept in deposit accounts in the names of their respective holders, in the form of book shares, without the issue of any stock certificates, in a financial institution appointed by the Board of Directors of Eletrobras.

§ 1 Both kinds of shares may be kept in deposit accounts in the names of their respective holders, in the form of book shares, without the issue of any stock certificates, in a financial institution appointed for this purpose.

Adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

§ 2 Whenever a transfer of ownership of shares occurs, the financial institution with which they are deposited may collect from the assigning shareholder the cost of any services in connection with the Brazilian transfer thereof, subject to the maximum rates established by the Brazilian Securities and Exchange Commission (CVM).

§ 2 Whenever a transfer of ownership of shares occurs, the financial institution with which they are deposited may collect from the assigning shareholder the cost of any services in connection with the Brazilian transfer thereof, subject to the maximum rates established by the Brazilian Securities and Exchange Commission (CVM).

Ok
Art. 8 Preferred shares cannot be converted into common shares and shall have preferential right to reimbursement of capital and the distribution of dividends.	Art 9. Preferred shares cannot be converted into common shares and shall have preferential right to reimbursement of capital and in the distribution of dividends.	Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact

§ 1 Preferred Class “A” shares, which are those subscribed until June 23, 1969, and bonus shares resulting from such shares, shall receive priority in the distribution of dividends, of eight per cent over the capital linked to that type and class of shares, to be equally divided between them.

§ 1 Preferred Class “A” shares, which are those subscribed until June 23, 1969, and bonus shares resulting from such shares, shall receive priority in the distribution of dividends, of eight percent over the capital belonging to that type and class of shares, to be equally divided between them.

Adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact

§ 2 Preferred class “B” shares, which are those subscribed after June 23, 1969, shall receive priority in the distribution of dividends, at six per cent over the capital linked to that type and class of shares, to be equally divided between them.

§ 2 Preferred class “B” shares, which are those subscribed after June 23, 1969, shall receive priority in the distribution of dividends, at six percent over the capital belonging to that type and class of shares, to be equally divided between them.

Adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact

§ 3 Preferred shares shall participate, on equal terms, with common shares, in the distribution of dividends, after the former have been assured the minimum dividend provided for in 1st and 2nd paragraphs, subject to the following paragraph.

§ 3 Preferred shares shall participate, on equal terms, with common shares, in the distribution of dividends, after the former have been assured the minimum dividend provided for in 1st and 2nd paragraphs, subject to the following paragraph.

OK
§ 4 Preferred shares shall be entitled to receive dividends, per share, of at least ten per cent above the dividend paid to each common share.	§ 4 Preferred shares shall be entitled to receive dividends, per share, of at least ten per cent above the dividend paid to each common share.	OK

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

Art. 9 Eletrobras' capital increases shall be implemented by means of public or private subscription and incorporation of reserves, and any resources obtained shal be capitalized in accordance with the laws in force at the time.

Art 10. Eletrobras' capital increases shall be implemented by means of public or private subscription and incorporation of reserves, and any resources obtained shal be capitalized in accordance with the laws in force at the time.

Renumbering. Without economic effect. Legal effect – change without legal impact

§ 1 When capital increases take place, legal entities governed by public domestic law shall be assured preemptive rights to Eletrobras’ shares, provided, however, that the Federal Government subscribes for a number of common shares, in order to ensure it a minimum of 50% plus one share of the voting capital.

§ 1 When capital increases take place, all shareholders of Eletrobras shall have preemptive rights proportional to their equity interest, and the Federal Government shall subscribe for a number of common shares, in order to ensure it a minimum of 50% plus one share of the voting capital.

Adjustment of wording in accordance with the guidelines of Eletrobras to adjust to the head provision of Art 7 of Law no. 3,890, of 1961, to Art 82 of Law 9,069/95, and, according to SEST, to the head provision of Art 171 of Law 6,404/76.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws

§ 2 Eletrobras may effect any capital increase, by means of subscription of shares or conversion of bonds or share credits, provided it maintains the limit of 2/3 of preferred shares in relation to the total issued shares.

§ 2 Eletrobras may effect any capital increase, by means of subscription of shares or conversion of bonds or share credits, provided it maintains the limit of 2/3 of preferred shares in relation to the total issued shares.

Ok
Art. 10. The payment for shares shall comply with terms and regulations stipulated by the Board of Directors of Eletrobras.	Art 11. The payment for shares shall comply with terms and regulations stipulated by the Board of Directors of Eletrobras.	Renumbering. Without economic effect. Legal effect – change without legal impact

Sole paragraph. Any shareholder who does not make payment in compliance with the terms and regulations set forth in this article shall be legally liable for the payment of any index adjustment, with 12% (twelve per cent) interest p.a. and a fine of 10% (ten per cent) calculated on the overdue installment.

Sole paragraph. Any shareholder who does not make payment in compliance with the terms and regulations set forth in this article shall be legally liable for the payment of any index adjustment, with 12% (twelve per cent) interest p.a. and a fine of 10% (ten per cent) calculated on the overdue installment.

Ok
Art. 11. Eletrobras may issue multiple share certificates.	Art 12. Eletrobras may issue multiple share certificates.	Renumbering. Without economic effect. Legal effect – change without legal impact

§ 1 Any reverse split or split of shares may be made upon the shareholder's request, provided that the expenses incurred with the substitution of certificates, which cannot exceed the costs incurred, shall be paid by such shareholder.

§ 1 Any reverse split or split of shares may be made upon the shareholder's request, provided that the expenses incurred with the substitution of certificates, which cannot exceed the costs incurred, shall be paid by such shareholder.

OK

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

§ 2 The services of conversion, transfer and split of shares may be temporarily suspended, in accordance with the principles and limitations of the laws in force at the time.	§ 2 The services of conversion, transfer and split of shares may be temporarily suspended, in accordance with the principles and limitations of the laws in force at the time.	Ok
Art. 12. Eletrobras may issue non- convertible bonds and debentures, the latter with or without the guarantee of the National Treasury.	Art 13. Eletrobras may issue non- convertible bonds and debentures, the latter with or without the guarantee of the National Treasury.	Renumbering. Without economic effect. Legal effect – change without legal impact

Art. 13. Eletrobras, after deliberation by the Board of Directors, may purchase its own shares for cancellation, maintenance in Treasury or further sale, up to the value of revenues and reserves, except for the legal reserve, in accordance with legal and regulatory measures.

Art 14. Eletrobras, after deliberation by the Board of Directors, may purchase its own shares for cancellation, or maintenance in Treasury and further sale, up to the value of revenues and reserves, except for the legal reserve, in accordance with legal and regulatory measures.

Renumbering and adjustment of wording in accordance with SEST, based on the CVM Instruction no. 567. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws

Art. 14. The redemption of shares of one or more classes may be effected according to the resolutions of the Extraordinary Shareholders’ Meeting, not dependent upon approval by a Special Shareholders’ Meeting, according to the types and classes in question.

Art 15. The redemption of shares of one or more classes may be effected according to the resolutions of the Extraordinary Shareholders’ Meeting, not dependent upon approval by a Special Shareholders’ Meeting, according to the types and classes in question.

Renumbering. Without economic effect. Legal effect – change without legal impact
CHAPTER IX Shareholders’ Meetings	CHAPTER IV Shareholders’ Meeting

Transfer of Chapter IX, “Shareholder’s Meetings,” to Chapter IV, prior to Chapter V, “Management,” aiming to proceed with related affairs, with the respective compensations under the following chapters and Arts, as well as adjustment of wording.

Without economic effect

Legal effect – change without legal impact

Art 41. The Ordinary Shareholders’ Meetings shall be held within the four months immediately following to the close of the fiscal year, at an hour and on a date previously set, for the appreciation of the accounts prepared by the managers; examination, discussion and voting of financial statements; resolutions about the use of the net profit for the fiscal year and the distribution of dividends; election of the members of the Board of Directors of Eletrobras and the Fiscal Council; and fixing the remuneration of the managers and members of the Fiscal Council, whenever necessary, in accordance with applicable legislation.

Art 16. The Ordinary Shareholders’ Meetings shall be held within the four months immediately following to the close of the fiscal year, at an hour and on a date previously set, for:

I - the appreciation of the accounts prepared by the managers; examination, discussion and voting of financial statements;

II - resolutions about the use of the net profit for the fiscal year and the distribution of dividends; and

III - election and dismissal of the members of the Board of Directors of Eletrobras and the Fiscal Council, and fixing the remuneration of the managers and members of the Fiscal Council and Audit and Risk Committee, in accordance with applicable legislation.

Renumbering and adjustment of wording.

Adjustment of wording of Item III proposed according to SEST, based on Art 38, paragraph 8 of Decree 8,945/2016.

Economic effect – Depending on the composition of the Audit and Risk Committee, may trigger increase of expenses with the payment of compensation.

Legal Effect - adjustment for compliance with the applicable laws

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

Art 42. Besides the instances provided for in the applicable laws, the Shareholders’ Meeting shall meet whenever the Board of Directors of Eletrobras deems it advisable and, specifically, decide about the following matters:

Art 17. Besides the instances provided for in the applicable laws, the Shareholders’ Meeting shall meet whenever the Board of Directors of Eletrobras deems it advisable and, specifically, decide about the following matters:

Renumbering. Without economic effect. Legal effect – change without legal impact
I - the assignment of all or any part of its shares in the share capital of Eletrobras or its subsidiaries;	I - the assignment of all or any part of its shares in the share capital of Eletrobras or its subsidiaries;	Ok
II - capital increases through subscription for new shares;	II - capital change;	Adjustment of wording in accordance with SEST. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
III - waiver of the right to subscribe for debentures or shares convertible into shares of its subsidiaries;	III - waiver of the right to subscribe for debentures or shares convertible into shares of its subsidiaries;	Ok
IV - the issue of debentures convertible into shares or the sale thereof, if they are treasury stock;	IV - the issue of debentures convertible into shares or the sale thereof, if they are treasury stock;	Ok
V - the sale of debentures convertible into shares owned by Eletrobras, issued by its subsidiaries;	V - the sale of debentures convertible into shares owned by Eletrobras, issued by its subsidiaries;	Ok

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

VI - the issue of any other titles (títulos) or securities, in Brazil or abroad;	VI - the issue of any other titles (títulos) or securities, in Brazil or abroad;	Ok
VII - any splitting, merger or incorporation;	VII - any splitting, merger or incorporation, dissolution and wind-up of the company;	Adjustment of wording in accordance with SEST, based on Art 136, along with Art 208 of Law 6404/76. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
VIII - any exchange of shares or other securities; and	VIII - any exchange of shares or other securities;	Adjustment of wording: removal of “and” Without economic effect. Legal effect – change without legal impact
IX - exchange of shares of one or more classes, independently of approval by the Special Shareholders’ Meeting of the types and classes in question.	IX - exchange of shares of one or more classes, independently of approval by the Special Shareholders’ Meeting of the types and classes in question.	Ok
There is no correlation	X – reform of the Bylaws;	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	XI - authorization for the company to bring suit to enforce civil liability on the managers for loss caused to its assets;

Inclusion of provision according to SEST, based on the Standard Bylaws - Art 159 of Law 6,404/76.

Economic effect – The application of such authorization may bring on additional costs connected to the lawsuits.

Legal Effect - adjustment for compliance with the applicable laws

There is no correlation	XII - election and dismissal, at any time, of liquidators, taking their accounts into consideration; and

Inclusion of provision according to SEST, based on the Standard Bylaws - Art 208 head provision, with the Paragraph 2 of Law 6,404/76.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws

There is no correlation	XIII – evaluation of the assets of the shareholder to be considered for share in the social capital.	Inclusion of provision according to SEST, based on the Standard Bylaws - Art 8, paragraph 3 of Law 6,404/76. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

§ 1. The minimum time period between the first announcement of the Shareholders’ Meeting and the date of the meeting shall be 15 days and 8 days for the second notice.	§ 1. The minimum time period between the first announcement of the Shareholders’ Meeting and the date of the meeting shall be 15 days and 8 days for the second notice.	Ok
There is no correlation	§ 2 The General Shareholders’ Meeting may only deliberate on the agenda business, referred to in the respective notice of meeting, precluding the approval of general subjects.	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.

§ 2. The deliberations of the Shareholders’ Meeting shall be carried out by majority votes, being the vote of each individual representative proportional to the shareholding participation in the company's share capital.

§ 3 The deliberations of the Shareholders’ Meeting shall be carried out by majority votes, except for those requiring qualified quorum, being the vote of each individual representative proportional to the shareholding participation in the company's share capital.

Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	§ 4 The deliberations of the General Shareholders’ Meeting shall be booked in the minutes, and may be summarized.

Inclusion according to suggestion of SEST, based on the standard Bylaws – Art 130, head provision and paragraph 1 of Law 6,404/76.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws

§ 3 - The declaration of vote can be registered if the shareholder representative so decides.	§ 5 - The declaration of vote can be registered if the shareholder representative so decides.	Renumbering Without economic effect. Legal effect – change without legal impact
§ 4. Any shareholders abstaining from voting must be registered in the minutes and in the disclosure document of the Shareholders’ Meeting.	§ 6 Any shareholders abstaining from voting must be registered in the minutes and in the disclosure document of the Shareholders’ Meeting.	Renumbering Without economic effect. Legal effect – change without legal impact
There is no correlation

§ 7 The Board of Directors shall be responsible to deliberate on the convening of the Shareholders’ Meeting. The Fiscal Council and shareholders shall be responsible in the cases provided for under the law.

Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

Art 43. The chair, conducting the proceedings of the Shareholders’ Meeting shall consist of the Chief Executive Officer of Eletrobras or his substitute and a secretary, chosen from among those present.

	§8º The chair, conducting the proceedings of the Shareholders’ Meeting shall consist of the Chief Executive Officer of Eletrobras or his substitute and a secretary, chosen from among those present.	Renumbering Without economic effect. Legal effect – change without legal impact
Art 44. The public notice shall state that the presence of the shareholders at the General Meeting is conditioned upon compliance with the requirements established by the law for this purpose.	Art 18. The public notice shall state that the presence of the shareholders at the General Meeting is conditioned upon compliance with the requirements established by the law for this purpose.	Renumbering Without economic effect. Legal effect – change without legal impact
Art 45. Shareholders may be represented by a proxy at the Shareholders’ Meetings, in accordance with the provisions of article 126, of Law 6,404 of 1976.	Art 19. Shareholders may be represented by a proxy at the Shareholders’ Meetings, in accordance with the provisions of article 126, of Law 6,404 of 1976.	Renumbering Without economic effect. Legal effect – change without legal impact
Art 44, sole paragraph. Documents evidencing ownership of shares have to be filed at Eletrobras at least seventy-two hours before the time scheduled for the Shareholders’ Meeting.

§ 1 The documents evidencing the condition of shareholder and his representation shall be delivered at the office of Eletrobras, according to the notice of meeting, up to 72h (seventy-two) hours before the Shareholders’ Meeting is held.

Adjustment of wording in accordance with the guidelines of Eletrobras and suggestion of SEST. Without economic effect. Legal effect – change without legal impact
There is no correlation	§ 2 Will be admitted to the General Shareholders Meeting all shareholders who attend with the full documentation needed to the participation in the Meeting	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact

Art 45 § 1 The recognition of signatures of the instrument of mandate is not required for non-resident shareholders and holders of depositary receipts, and the proxy may be deposited at Eletrobras' head-office within seventy-two hours prior to the the day scheduled for the Shareholders’ Meeting.

§ 3 The recognition of signatures of the instrument of mandate is not required for non-resident shareholders and holders of depositary receipts, and the proxy may be deposited at Eletrobras' head-office within seventy-two hours prior to the the day scheduled for the Shareholders’ Meeting.

Renumbering Without economic effect. Legal effect – change without legal impact
Art 45 § 2 The representation of the Federal Government at the Shareholders’ Meetings will be made according to the applicable federal law.	§ 4 The representation of the Federal Government at the Shareholders’ Meetings will be made according to the applicable federal law.	Renumbering Without economic effect. Legal effect – change without legal impact
There is no correlation	§ 5 Eletrobras shall facilitate the remote participation and voting, in accordance with the Instruction of the Securities Commission – CVM.	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect Legal Effect - adjustment for compliance with the applicable laws.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

CHAPTER IV Management	CHAPTER V Management	Renumbering Without economic effect Legal effect – change without legal impact
Art. 15. The management of Eletrobras, in accordance with these Bylaws and legislation in force, is the responsibility of the Board of Directors and the Board of Executive Officers.	Art 20. The management of Eletrobras, in accordance with these Bylaws and legislation in force, is the responsibility of the Board of Directors and the Board of Executive Officers.	Renumbering Without economic effect. Legal effect – change without legal impact

Art. 16. The exercise of the functions of the management of Eletrobras is reserved for Brazilian individuals, with members of the Board of Executive Officers having to be resident in the country, and depending on the law, the same may be required for other management positions.

Art 21. The exercise of the functions of the management of Eletrobras is reserved for Brazilian individuals, with members of the Board of Executive Officers having to be resident in the country, and depending on the law, the same may be required for other management positions

Renumbering Without economic effect. Legal effect – change without legal impact

§ 1 The minutes from the Shareholders’ Meeting, or meeting of the Board of Directors, which had elected, respectively, directors and executive officers, should state the qualifications of each member and their mandate period, and if so required by law, such additional requirements as the law prescribesirements, which will be filed at the head-office.

§ 1 The minutes from the Shareholders’ Meeting, or meeting of the Board of Directors, which had elected, respectively, directors and executive officers, should state the qualifications of each member and their mandate period, and if so required by law, such additional requirements as the law prescribesirements, which will be filed at the head-office.

OK
There is no correlation	§ 2 The requirements shall be evidenced in documentation, resorting to the information referred to in standardized form, approved by the Office of Coordination and Governance of State-owned Companies.	Inclusion of provision according to SEST. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.

§ 2 Persons who are disqualified by the CVM are not entitled to hold management positions, or those subject to special law, or condemned for bankruptcy, mismanagement, or bribery, against people`s economy, public faith or property or criminal offenses, which prevent access to public appointments.

Art 22. The investiture into the management office of Eletrobras shall follow the conditions imposed under the applicable laws, as well as those under the Policy of Appointment of Eletrobras companies.

Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras, to meet Art 17 of Law 13,303/2016 and Arts 28 and 29 of Decree no. 8,945/2016.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

There is no correlation

§ 1 Whenever the Policy of Appointment intends to impose requirements additional to those established under the applicable laws onto the Eletrobras’ Directors, such requirements shall be forwarded for deliberation of the shareholders, at General Shareholders Meeting.

Inclusion of provision in accordance with SEST (The policy of appointment may not provide for additional requirements for Directors, without the shareholder’s consent).

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws.

There is no correlation

§ 2 In addition to the conditions for the investiture referred to in the head provision of this Art, the nominee for the officer’s position, in addition to the Chief Executive Officer, should have:

I - professional experience of at least 5 (five) years in the position or assignment, directly connected to the main theme of the Executive Board.

Inclusion of provision in accordance with the guidelines of Eletrobras, to meet Art 24, Item II of Decree 8,945/2016 (Specific additional requirement for position of Officer).

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws

§ 3 Officers shall not discuss subjects that conflicts with their interests or the interests of third parties under their influence, in accordance with the terms of article 156 of Law 6,404 of 1976. In this case, an officer must declare such interest and refrain from discussing the subject.

Art 23. Officers shall not discuss subjects that conflicts with their interests or the interests of third parties under their influence, in accordance with the terms of article 156 of Law 6,404 of 1976. In this case, an officer must declare such interest and refrain from discussing the subject.

Renumbering Without economic effect. Legal Effect – change without legal impact.

Art 17. The Board of Directors shall consist of 10 (ten) members, with unblemished reputation and good character, elected at the Shareholders Meeting, which shall appoint the Chairman among them, with a unified term of office of 2 (two) years, with a maximum of 3 (three) consecutive renewals, constituted by:

Transfer of Art 17, its items and paragraphs, of Chapter IV “Management” (in force) to Chapter V “Board of Directors” (in force), proposed Chapter VI, with their due renumberings, aiming at the sequence of connected affairs.

Without economic effect.

Legal effect – change without legal impact

I - six directors chosen among Brazilians of outstanding knowledge and experience appointed by the Minister of Mines and Energy;

Transfer of Art 17, its items and paragraphs, of Chapter IV “Management” (in force) to Chapter V “Board of Directors” (in force), proposed Chapter VI, aiming at the sequence of connected affairs.

Without economic effect.

Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

II - one director appointed by the Minister of Planning and Budget, according to the applicable law;

Transfer of Art 17, its items and paragraphs, of Chapter IV “Management” (in force) to Chapter V “Board of Directors” (in force), proposed Chapter VI, aiming at the sequence of connected affairs.

Without economic effect.

Legal effect – change without legal impact

III - one director elected by the minority shareholders, natural persons and private law companies;

Transfer of Art 17, its items and paragraphs, of Chapter IV “Management” (in force) to Chapter V “Board of Directors” (in force), proposed Chapter VI, aiming at the sequence of connected affairs.

Without economic effect.

Legal effect – change without legal impact

IV - one director elected by a separate vote, during the Shareholders’ Meeting, by holders of the preferred shares issued by Eletrobras, representing at least ten percent of the capital. The controlling shareholder shall be excluded; and

Transfer of Art 17, its items and paragraphs, of Chapter IV “Management” (in force) to Chapter V “Board of Directors” (in force), proposed Chapter VI, aiming at the sequence of connected affairs.

Without economic effect.

Legal effect – change without legal impact

V - one director elected representing the employees, chosen by direct vote of his peers among the employees in an election organized by the company in conjunction with the unions that represent them under the applicable law.

Transfer of Art 17, its items and paragraphs, of Chapter IV “Management” (in force) to Chapter V “Board of Directors” (in force), proposed Chapter VI, aiming at the sequence of connected affairs.

Without economic effect.

Legal effect – change without legal impact

§ 1 The right to vote set out in item IV above, is reserved for preferred shareholders who prove that they held their shares during the period of at least three months immediately prior to the Shareholders’ Meeting.

Transfer of Art 17, its items and paragraphs, of Chapter IV “Management” (in force) to Chapter V “Board of Directors” (in force), proposed Chapter VI, aiming at the sequence of connected affairs.

Without economic effect.

Legal effect – change without legal impact

§ 2 The director representing the employees, provided for in item V, will not participate in discussions and deliberations on subjects involving labor relations, compensation, benefits and advantages, including subjects of pension and health care, cases in which there is a conflict of interests.

Transfer of Art 17, its items and paragraphs, of Chapter IV “Management” (in force) to Chapter V “Board of Directors” (in force), proposed Chapter VI, aiming at the sequence of connected affairs.

Without economic effect.

Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

§ 3 For subjects in respect of which the employee representative director is deemed to have a conflict of interest as set out in item V, the resolution of the Board of Directors will take place at a special meeting convened for that purpose only, in which such director does not participate.

Transfer of Art 17, its items and paragraphs, of Chapter IV “Management” (in force) to Chapter V “Board of Directors” (in force), proposed Chapter VI, aiming at the sequence of connected affairs.

Without economic effect.

Legal effect – change without legal impact

Art 18. The Board of Executive Officers shall be composed of the President and the directors, with a unified management term of 2 (two) years, with a maximum of 3 (three) consecutive renewals being permitted.

Transfer of Art 18 and its sole paragraph, of Chapter V “Management” (in force) to Chapter VI “Board of Executive Officers” (in force), proposed Chapter VII, with the respective compensation, aiming to proceed with the related affairs.

Without economic effect.

Legal effect – change without legal impact

Sole paragraph. The Chief Executive Officer – CEO of Eletrobras will be chosen from among the members of the Board of Directors. The same person cannot occupy the position of CEO of the company and Chairman of the Board of Directors.

Transfer of Art 18 and its sole paragraph, of Chapter V “Management” (in force) to Chapter VI “Board of Executive Officers” (in force), proposed Chapter VII, aiming to proceed with the related affairs.

Without economic effect.

Legal effect – change without legal impact

Art. 20.  Directors and executive officers will take office after signing their investiture, undersigned by the Chief Executive Officer and by the director or executive officer that took office, at the minute book from the Board of Directors of Eletrobras, or the Board of Executive Officers, as the case may be.

Art 24.  The members of Board of Directors and Executive Officers will take office after signing their investiture, undersigned by the Chief Executive Officer and by the director or executive officer that took office, at the minute book from the Board of Directors of Eletrobras, or the Board of Executive Officers, as the case may be.

Renumbering and adjustment of wording in accordance with the suggestion of SEST. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
§ 1 In the event that the CEO of Eletrobras is the one who takes office, the State Minister to whom Eletrobras is linked shall also sign the term of investiture.	§ 1 In the event that the CEO of Eletrobras is the one who takes office, the State Minister to whom Eletrobras is linked shall also sign the term of investiture.	Ok

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

§ 2 In the event that such investiture is not signed within thirty days following the indication, the appointment will be canceled, unless a justification is accepted by the office to which the member has been appointed.

§ 2 In the event that such investiture is not signed within thirty days following the indication, the appointment will be canceled, unless a justification is accepted by the office to which the member has been appointed.

Ok

§ 3 The investiture must contain, subject to becoming null, the indication of at least one address at which the officer will receive process for administrative and legal proceedings regarding their management, which shall be deemed accomplished by means of delivery at the indicated address, which can only be changed by written notification to Eletrobras.

§ 3 The investiture must contain, subject to becoming null, the indication of at least one address at which the officer will receive process for administrative and legal proceedings regarding their management, which shall be deemed accomplished by means of delivery at the indicated address, which can only be changed by written notification to Eletrobras.

Ok

§ 4 Taking office of the Board of Directors and the Board of Executive Officers is subject to the signing the the Management Consent Form (Termo de Anuência dos Administradores), pursuant to the Level 1 Regulation as well as the applicable legal requirements.

§ 4 Taking office of the Board of Directors and the Board of Executive Officers is subject to the signing the Management Consent Form (Termo de Anuência dos Administradores), pursuant to the Level 1 Regulation as well as the applicable legal requirements.

Adjustment of wording in accordance with SEST. Without economic effect. Legal effect – change without legal impact
Art. 19. Each member of the management bodies shall, prior to his entrance and on leaving office, submit a statement of assets, which shall be entered in the relevant book.

Art 25.  Each management board member shall, before entering and leaving office, submit an annual statement of assets to the company, the Public Ethics Committee of the Presidency of the Republic – CEP/PR and the Audit Court.

Renumbering and adjustment of wording in accordance with the guidelines of SEST and Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
Art. 21. The term of management of the members of the Board of Directors and the Executive Board shall be extended until the effective investiture of the new members.	Art 26. The term of management of the members of the Board of Directors and the Executive Board shall be extended until the effective investiture of the new members.	Renumbering Without economic effect. Legal effect – change without legal impact
§ 1 For the deadlines set forth at the start of articles 17 and 18, the previous periods of management or performance occurred within less than 2 (two) years will be considered.	§ 1 For the deadlines set forth at the start of Arts 32 and 42, the previous periods of management or performance occurred within less than 2 (two) years will be considered.	Adjustment of wording owing to the renumbering of Arts. Without economic effect. Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

§ 2º Once the maximum management deadlines set forth at the start of articles 17 and 18 are reached, the return of the member of the Board of Directors or of the Executive Officer may only occur after a period equivalent to a term of management.

§ 2 Once the maximum management deadlines set forth at the start of Arts 32 and 42 are reached, the return of the member of the Board of Directors or of the Board of Executive Officers may only occur after a period equivalent to a term of management.

Adjustment of wording owing to the renumbering of Arts. Without economic effect. Legal effect – change without legal impact
§ 3 For the purposes of the provisions of the caput of article 18, the appointment of a director to serve on another executive board of the same company is not considered as a renewal.	§ 3 For the purposes of the provisions of the head provision of Art 42, the appointment of a director to serve on another executive board of Eletrobras is not considered as a reinstatement.	Adjustment of wording owed to the renumbering of Arts and as suggested by SEST. Without economic effect. Legal effect – change without legal impact
There is no correlation

Art 27. The elected directors shall participate, in the inauguration and annually, in the specific training on corporate and capitals market laws, disclosure of information, internal control, code of conduct, Law 12,846/2013, and other subjects connected to the activities of Eletrobras.

Inclusion of provision in accordance with the guidelines of Eletrobras, to meet paragraph 4 of Art 17 of Law 13,303/2016.

Economic effect – The broadening of the requirement of specific trainings under the Law of State-owned companies assumes the increase of expenditure.

Legal Effect - adjustment for compliance with the applicable laws

There is no correlation	Sole paragraph. It is hereby forbidden to reinstate a manager who does not participate in any annual training provided by the company over the last two years.

Inclusion of provision in accordance with the guidelines of Eletrobras, to meet paragraph 4 of Art 17 of Law 13,303/2016 and Art 42, head provision and sole paragraph of Decree no. 8,945/2016.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws

Art. 22. The Board of Directors of Eletrobras and the Board of Executive Officers may hold meetings when the majority of their members are present and their decisions shall be taken, respectively, by voting of the majority of the directors and executive officers present at the meetings.

Art 28. The Board of Directors of Eletrobras and the Board of Executive Officers may hold meetings when the majority of their members are present and their decisions shall be taken, respectively, by voting of the majority of the directors and executive officers present at the meetings.

Renumbering Without economic effect. Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

§ 1 Minutes should be drawn up after each meeting, and said minutes shall be signed by all the members present.	§ 1 Minutes should be drawn up after each meeting, and said minutes shall be signed by all the members present.	Ok
§ 2 The Board of Directors of Eletrobras shall meet ordinarily, once a month, and the Board of Executive Officers, once a week.	§ 2 The Board of Directors of Eletrobras shall meet ordinarily, once a month, and the Board of Executive Officers, once a week.	Ok

§ 3 It is the responsibility of the Chairman of the Board of Directors and the Chief Executive Officer or the majority of the members of each committee of the company`s management, to call, extraordinarily, the meetings of Board of Directors of Eletrobras and of the Board of Executive Officers.

§ 3 It is the responsibility of the Chairman of the Board of Directors and the Chief Executive Officer or the majority of the members of each committee of the company`s management, to call, extraordinarily, the meetings of Board of Directors of Eletrobras and of the Board of Executive Officers.

OK

§ 4 The Chairman of the Board of Directors and the Chief Executive Officer are entitled, besides their personal votes, to a casting vote in connection with decisions of Board of Directors of Eletrobras and resolutions of the Board of Executive Officers.

§ 4 The Chairman of the Board of Directors and the Chief Executive Officer are entitled, besides their personal votes, to a casting vote in connection with decisions of Board of Directors of Eletrobras and resolutions of the Board of Executive Officers.

OK

Art 29.  Members of the Board of Directors and the Board of Executive Officers shall be responsible, under the terms of the applicable laws, individually and collectively, for the acts performed by them and for the damages caused by them to the company.

Transfer of Art 30 and its paragraphs, of Chapter V “Board of Directors” (in force) to Chapter IV “Management” (in force), proposed Chapter V, with the respective renumbering, aiming to proceed with the affairs related to the adjustment of wording in accordance with the guidelines of Eletrobras.

Without economic effect.

Legal effect – change without legal impact

§ 1 Eletrobras will provide defense for the members and ex-members of the Board of Executive Officers and Board of Directors in judicial and administrative suits against them relating to behavior performed while in office, provided it is not incompatible with the company's interests.

Transfer of Art 30 and its paragraphs, of Chapter V “Board of Directors” (in force) to Chapter IV “Management” (in force), proposed Chapter V, aiming to proceed with the affairs related to the adjustment of wording in accordance with the guidelines of Eletrobras.

With economic effect – possibility of increasing costs due to the Audit Committee’s inclusion.

Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

§ 2 The benefit provided in the first paragraph of this Art shall apply, as appropriate, to the Audit and Risk Committee, to the occupants and former occupants of positions of trust and other employees regularly invested with the powers delegated to the managers.

Transfer of Art 30 and its paragraphs, of Chapter V “Board of Directors” (in force) to Chapter IV “Management” (in force), proposed Chapter V, aiming to proceed with the affairs related to the adjustment of wording in accordance with the guidelines of Eletrobras.

Economic effect – The broadening of the benefit provided for in this item to cover former occupants assumes the increase of expenditure.

Legal effect – change without legal impact

§ 3 Benefits as mentioned shall comply with terms established by the Board of Directors, following consultation with the legal department of Eletrobras.

Transfer of Art 30 and its paragraphs, of Chapter V “Board of Directors” (in force) to Chapter IV “Management” (in force), proposed Chapter V, aiming to proceed with the related affairs.

Without economic effect.

Legal effect – change without legal impact

§ 4 Eletrobras can enter into a Directors & Officers Liability (D&O) insurance policy, in the form and with coverage as defined by the Board of Directors, in accordance with the 1st and 2nd paragraphs, in favor of the people mentioned to protect them from the responsibility of acts or facts by which they could be held accountable judicially or administratively.

Transfer of Art 29 and its paragraphs, of Chapter V “Board of Directors” (in force) to Chapter IV “Management” (in force), proposed Chapter V, aiming to proceed with the related affairs with adjustment of wording in accordance with the guidelines SEST.

Without economic effect.

Legal effect – change without legal impact

§ 5 If any of the members are convicted, and not allowed to appeal further in respect to company´s Bylaws or deriving from an act with deceitfulness or guilt, such member shall reimburse Eletrobras the total costs and expenses deriving from defense procedures as mentioned within the 1st paragraph, besides any reputational damages to the company.

Transfer of Art 30 and its paragraphs, of Chapter V “Board of Directors” (in force) to Chapter IV “Management” (in force), proposed Chapter V, aiming to proceed with the related affairs with adjustment of wording in accordance with the guidelines SEST.

Without economic effect.

Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

There is no correlation

Art 30. The managers of Eletrobras who may come up with salary advantages without provision or in noncompliance with the provisions of the employment contracts, staffing and compensation plan, collective bargaining agreement, or the applicable laws, shall be held liable for the damage caused to the company, based on the head provision of Art 29 hereof.

Inclusion of provision according to the guidelines of Eletrobras.

Economic effect – The application of such fact may bring on additional costs connected to any lawsuits.

Legal Effect - adjustment for compliance with the applicable laws

Art. 24. The following persons are not allowed to be elected for the office of director, except by decision at a Shareholders’ Meeting:

III – persons hold office in more than five councils, including Eletrobras.

Art 31. The maximum limit of participation of a Director in the Board of Directors and/or Fiscal Council may not surpass 5 (five) in number, taking into account the Eletrobras’ one, in accordance with the compensation limit.

Sole paragraph. The paid participation of members of the federal public administration, directly or indirectly, in more than 2 (two) collegiate bodies of state-owned companies, including the Boards of Directors and Fiscal Council and the Audit Committees, is forbidden.

Adjustment of wording and renumbering in accordance with the guidelines of Eletrobras and SEST. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
CHAPTER V Board of Directors	CHAPTER VI Board of Directors	Renumbering Without economic effect Legal effect – change without legal impact

Art 32.  The Board of Directors shall consist of 11 (eleven) members, elected by a Shareholders’ Meeting, which shall appoint the Chairman among them, with a unified term of office of 2 (two) years, with a maximum of 3 (three) consecutive renewals, constituted by:

Transfer of Art 17, its items and paragraphs, of Chapter IV “Management” (in force) to Chapter V “Board of Directors” (in force), proposed Chapter VI, with the respective compensation, aiming at the sequence of connected affairs with adjustment of wording in accordance with the guidelines of Eletrobras and SEST (increase of 1 board member to comply with SEC regulations regarding the composition of COAUD).

Economic effect - Increase in expenses due to the increase in the number of Directors.

Legal Effect - adjustment for compliance with the applicable laws.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

I - seven members appointed by the Minister of Mines and Energy among which at least two must meet the conditions set forth in art. 25 of Law 13,303/2016 and in art. 39 of Decree No. 8,945/2016;

Transfer of Art 17, its items and paragraphs, of Chapter IV “Management” (in force) to Chapter V “Board of Directors” (in force), proposed Chapter VI, aiming at the sequence of connected affairs with adjustment of wording in accordance with the guidelines of Eletrobras and SEST (increase of 1 board member to comply with SEC regulations regarding the composition of COAUD).

With economic effect - Increase in expenses due to the increase in the number of Directors.

Legal Effect - adjustment for compliance with the applicable laws.

II - one director appointed by the Minister of Planning, Development and Management, according to the applicable law;

Transfer of Art 17, its items and paragraphs, of Chapter IV “Management” (in force) to Chapter V “Board of Directors” (in force), proposed Chapter VI, aiming at the sequence of connected affairs with adjustment of wording.

Without economic effect.

Legal effect – change without legal impact

III - one director elected by a separate voting during the Shareholders’ Meeting, by the minority holders of the common shares, issued by Eletrobras, with applicants meeting the requirements of Law 13,303/2016;

Transfer of Art 17, its items and paragraphs, of Chapter IV “Management” (in force) to Chapter V “Board of Directors” (in force), proposed Chapter VI, aiming at the sequence of connected affairs.

Adjustment of wording in accordance with the independence criteria, according to the guidelines of Eletrobras.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

IV - one director elected by a separate voting during the Shareholders’ Meeting, except for the controlling shareholder, holders of the preferred shares issued by Eletrobras, representing at least ten percent of the capital. Such calculation excludes the shares held by the controlling shareholder, and applicants should meet the requirements of Law 13,303/2016; and

Transfer of Art 17, its items and paragraphs, of Chapter IV “Management” (in force) to Chapter V “Board of Directors” (in force), proposed Chapter VI, aiming at the sequence of connected affairs.

Adjustment of wording in accordance with the independence criteria, according to the guidelines of Eletrobras.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws.

V - one director elected representing the employees, chosen by direct vote of his peers among the employees in an election organized by the company in conjunction with the unions that represent them under the applicable law.

Transfer of Art 17, its items and paragraphs, of Chapter IV “Management” (in force) to Chapter V “Board of Directors” (in force), proposed Chapter VI, aiming at the sequence of connected affairs.

Without economic effect.

Legal effect – change without legal impact

§ 1 The right to vote set out in item IV above, is reserved for preferred shareholders who prove uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders’ Meeting.

Transfer of Art 17, its items and paragraphs, of Chapter IV “Management” (in force) to Chapter V “Board of Directors” (in force), proposed Chapter VI, aiming at the sequence of connected affairs.

Without economic effect.

Legal effect – change without legal impact

§ 2 The director representing the employees, provided for in item V, will not participate in discussions and deliberations on subjects involving labor relations, compensation, benefits and advantages, including subjects of pension and health care, cases in which there is a conflict of interests.

Transfer of Art 17, its items and paragraphs, of Chapter IV “Management” (in force) to Chapter V “Board of Directors” (in force), proposed Chapter VI, aiming at the sequence of connected affairs.

Without economic effect.

Legal effect – change without legal impact

§ 3 The matters that imply conflicts of interest, as provided for in § 2 above, shall be deliberated on a special meeting, without the attendance of the director representing the employees, who shall have access to the minutes of the meeting and the documents connected to the deliberations, over the term of up to 30 days.

Transfer of Art 17, its items and paragraphs, of Chapter IV “Management” (in force) to Chapter V “Board of Directors” (in force), proposed Chapter VI, aiming at the sequence of connected affairs with adjustment of wording in accordance with the guidelines of Eletrobras and SEST (ordinance 026 dated March 11, 2011, Art 8, § 1).

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

There is no correlation	§ 4 The Board of Directors shall include at least 25% (twenty-five percent) of the independent members, under the terms of Law 13,303/2016.

Inclusion of provision in accordance with the guidelines of Eletrobras to meet Art 36 of Decree 8,645/16  with suggestion by SEST.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws.

There is no correlation	§5 The Ministry of Mines and Energy shall indicate the independent members of the Board of Directors referred to in §4 of this article, in case the other shareholders do not do so.	Inclusion of provision in accordance with SEST guidelines (art 36 §4 Decree n 8,945/2016). Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.

Art. 23. It shall be incumbent upon the Board of Directors of Eletrobras to establish fundamental guidelines for the management of Eletrobras, its members’ motions or motions which the Board of Executive Officers submits for its consideration and decision, as well as to exercise an overall control of Eletrobras, by supervising the enforcement of the guidelines thus established, following up the execution of approved programs and verifying the results obtained.

Art 33.  It shall be incumbent upon the Board of Directors to set fundamental management guidelines, at the initiative of its members, or to propose to the Board of Executive Officers, for the purposes of examination and deliberation, as well as the superior control of Eletrobras and subsidiaries, for oversight of compliance with guidelines established by it, monitoring the implementation of approved programs and verifying the results obtained.

Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact
§ 1 The Board of Directors will meet at least once a year without the presence of the Chief Executive Officer.

§ 1 The Board of Directors will meet at least once a year without the presence of the Chief Executive Officer, including for approval of the Annual Plan of Internal Audit Activities – PAINT and Annual Report of Internal Audit Activities – RAINT.

Adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

§ 2 The Board of Directors will meet at least twice a year with the presence of external auditors.	§ 2 The Board of Directors will meet at least twice a year with the presence of external auditors.	OK
Art 24, I - officers of companies which might be considered competitors in their segment, mainly, in advisory councils, board of directors or fiscal councils;

Exclusion of provision according to the guidelines of Eletrobras and SEST.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws.

(Reference - ART. 147[1]paragraph 3, items I and II of Law 6,404/76).

Art 24, II - persons with a conflicting interest to those of Eletrobras; and		Exclusion of provision according to the guidelines of Eletrobras and SEST. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws
Art 24, sole paragraph. The remuneration of a director will be determined in accordance with applicable legislation.

Art 34. The monthly remuneration owed to the members of the Board of Directors, determined by General Meeting,  shall not surpass ten percent of the average monthly compensation of officers, except for the amounts related to  vacation and benefits, and the payment of participation in the company’s profit of any type is hereby forbidden.

Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras, to meet Art 34 of Decree no. 8,945/2016.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws.

There is no correlation

Sole paragraph. The members of the Board of Directors shall have its transportation and stay expenses reimbursed whenever they reside out of the city of meeting, and only the commuting when they reside in the city.

Inclusion of provision according to the guidelines of Eletrobras.

Economic effect – The inclusion of this paragraph is targeted at the egalitarian treatment of the Fiscal Council, bringing on the increase of expenses.

Legal Effect – change without legal impact.

1 “Art 147. When the law makes certain requirements for the investiture in a position of management at the company, the shareholder’s meeting may only elect those who have produced the necessary evidences, filing a certified copy at the headquarters.

(...)

§ 3 The director should have a spotless reputation, and may not be elected, except for waiver of a shareholder’s meeting, the applicant who:

I - take up offices in companies that may be deemed as competitors in the market, especially in boards of trustees, directors or fiscal council; and

II - there is a conflict of interest with the company.”

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

Art 25. A director who fails to attend two consecutive meetings, without a justifiable excuse, will be dismissed from office.

Art 35.  In addition to the cases provided for under the law, a position will be vacant when the member of the Board of Directors fails to attend two consecutive meetings, or three non-continuous meetings, over the 12 (twelve) meetings without a reason.

Renumbering and adjustment of wording in accordance with the guidelines of SEST. Without economic effect. Legal effect – change without legal impact
Art 26. With the exercise of its capacity, it shall be incumbent upon Board of Directors of Eletrobras to decide about the following matters:	Art 36. In the exercise of the duties appurtenant to the Board of Directors, without prejudice to the assignments provided for in the applicable laws:	Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras and SEST. Without economic effect. Legal effect – change without legal impact
I - decide on the organization of subsidiaries or the termination of the participation of Eletrobras in such companies;	I - decide on the organization of subsidiaries or the termination of the participation of Eletrobras in such companies;	OK

II – discuss the association, directly or through subsidiary or controlled companies, with or without the allocation of resources for setting up consortia or participation in companies, with or without control, in Brazil or abroad, which are intended directly or indirectly to explore the production or transmission of electricity under a concession or authorization;

II – discuss the association, directly or through subsidiary or controlled companies, with or without the allocation of resources for setting up consortia or participation in companies, with or without control, in Brazil or abroad, which are intended directly or indirectly to explore the production, transmission or distribution of electricity under a concession, authorization or permission;

Adjustment of wording in accordance with the guidelines of Eletrobras and guidance of SEST.

Economic effect – This change is the result of the extension of the operations of Eletrobras concerning the Distribution business (See Paragraph 1 of Art 3 proposed).

Legal effect – change without legal impact

There is no correlation	III – deliberate on the shareholders’ agreements to be executed by Eletrobras, its subsidiaries or controlled companies, before its execution, abiding by the applicable laws;	Inclusion of provision in accordance with the SEST. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
III - define the policy for granting loans and financing, not permitting loans to managers, members of the Fiscal Council, employees and majority shareholder;	IV - define the policy for granting loans and financing, not permitting loans to managers, members of the Fiscal Council, employees and majority shareholder;	Renumbering Without economic effect. Legal effect – change without legal impact

IV - besides the assumptions of deliberation of power by the Board of Directors, by legal force, to deliberate acts and to approve contracts for amounts above 0.02% of the company`s stockholders equity, including, without limitation, the granting of financing to utility electric energy companies under its control, and the entry into loans in Brazil and abroad;

V - state its position about the acts approve the contracts in accordance with the applicable policy of responsibilities, undertaking, among such acts or contracts, without limitation, the responsibility for the granting of financing to utility electric energy companies under its control, and for the entry into loans in Brazil and abroad;

Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. and SEST. Without economic effect. Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

V - approve the granting of guarantee for loans entered into in Brazil or abroad, on behalf of electric energy public utilities under its control;	VI – approve, abiding by the policy of responsibilities, the granting of guarantee for loans or financings signed domestically or abroad, by subsidiaries or not, where it holds interest;

Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. and SEST.

Reference of assignments of the BofD of controlled companies.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws.

There is no correlation	VII- to approve, in accordance with the policy of competences, the contracting of loans or financing, in the country or abroad, of controlled companies;

Inclusion of provision according to the guidelines of Eletrobras. Reference of assignments of the BofD of controlled companies.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws.

VI - decide on the organization of technical - scientific research entities which are of interest to the energy power sector, as well as the granting of loans and guarantees to those under its control;

VIII - decide on the organization of technical-scientific research entities which are of interest to Eletrobras in the energy power sector, as well as, approve, respecting the policy of competences, the granting of financing and guarantees to those under its control;

Renumbering and adjustment according to the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact
VII - to call a Shareholders’ Meeting, in the circumstances stipulated by Law 6,404 of 1976, or whenever it deems convenient;	IX - to call a Shareholders’ Meeting, in the circumstances stipulated by Law 6,404 of 1976, or whenever it deems convenient;	Renumbering Without economic effect. Legal effect – change without legal impact
VIII - decide on the distribution of functions among the members of the Board of Executive Officers;	X - decide on the distribution of functions among the members of the Board of Executive Officers, abiding by the assignments established under these Bylaws;	Renumbering and adjustment of wording in accordance with SEST. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
IX - propose to the Shareholders’ Meeting a capital increase, issuance of shares, subscription bonds and debentures of Eletrobras, except the one described on item X;	IX - propose to the Shareholders’ Meeting a capital increase, issuance of shares, subscription bonds and debentures of Eletrobras, except for those described in item XII;	Renumbering and adjustment of wording. Without economic effect. Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

X - authorize the acquisition of shares of Eletrobras, to be canceled or held in treasury for subsequent sale, and to decide on the issuance of non-convertible debentures;	XII - authorize the acquisition of shares of Eletrobras, to be canceled or held in treasury for subsequent sale, and to decide on the issuance of non-convertible debentures;	Renumbering Without economic effect. Legal effect – change without legal impact
XI - decide on the negotiation of shares or debentures;	XIII - decide on the negotiation of shares or debentures;	Renumbering Without economic effect. Legal effect – change without legal impact
XII - authorize the sale of permanent assets and the creation of real property liens;	XIV - authorize the sale of permanent assets and the creation of real property liens, abiding by the Policy of Responsibilities with respect to the disposal of real property;	Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. and SEST. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation

XV - deliberate on the making and acceptance of donations, with or without charges, abiding by the provisions in the Compliance Manual and the Code of Ethics and Conduct of Eletrobras’ Companies, as well as the Policy of Competences;

Inclusion of provision according to the guidelines of Eletrobras.

Economic effect – The provision of acceptance of donations with charges may bring on additional expenses.  Legal Effect - adjustment for compliance with the applicable laws.

XIII - approve the estimates of revenues, general appropriation of expenditure and provision for investments of Eletrobras in each business year, exercising their respective control;		Exclusion of provision in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact
XIV - elect and dismiss the company`s officers, to control the management of its members, and to examine, at any time, the books and records of Eletrobras;	XVI - choose and remove officers of the company and supervise their management;	Compensation and adjustment of wording in accordance with the guidelines of Eletrobras and SEST. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
Correlation with Item XIV	XVII - appraise, at any time, the books and documents of Eletrobras, as well as to request information about the contracts executed or close to be executed and on any other acts;	Renumbering and adjustment according to the guidelines of Eletrobras. Without economic effect. Legal Effect – change without legal impact.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

There is no correlation

XVIII – implement and supervise the systems of management of risks, internal controls and compliance established for preventing and mitigating the main risks to which Eletrobras and its controlled companies is exposed, including the risks connected to the integrity of accounting and financial information and those connected to the event of bribery or fraud;

Inclusion of provision according to the guidelines of Eletrobras in accordance with Art  32, Item II of Decree no. 8,945/2016.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws

There is no correlation	XIX - analyze, at least quarterly, the interim balance sheet and other financial statements, without prejudice to the activities of the Fiscal Council;	Inclusion of provision according to the guidelines of Eletrobras (resolution 16 dated May 10, 2016 of CGPAR). Without economic effect. Legal Effect - adjustment for compliance with the applicable laws
XV - approve management’s reports and internal controls, as well as those of the Board of Executive Officers;	XX - approve management’s reports and internal controls, as well as those of the Board of Executive Officers;	Renumbering Without economic effect. Legal effect – change without legal impact

XVI - select and dismiss the independent auditors and also select and dismiss the financial institution which will be responsible for the custody of Eletrobras’ shares, in the name of their respective owner, in book entry form, according to the 1st paragraph of article 7 of these Bylaws;

XXI - select and dismiss the independent auditors and also select and dismiss the financial institution which will be responsible for the custody of Eletrobras’ shares in deposit accounts, in the name of their respective owner, in book entry form, without the issuance of certificates, according to the 1st paragraph of Art  8 hereof;

Renumbering and adjustment of wording. Without economic effect. Legal effect – change without legal impact
There is no correlation

XXII – deliberate on the appointment and dismissal of holders of the Internal Audit, after approval of the Ministry of Transparency and Office of the Federal Controller General, Ombudsman’s Office, and Governance Office;

Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact
There is no correlation	XXIII - deliberate on the assignments and operations of the Internal Audit, Ombudsman’s Office, and Governance Office;	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact
There is no correlation

XXIV – deliberate on the proposals for implementation of remedial measures, or those connected to the improvement of procedures and routines, as a result of the analysis of the statements received by the Ombudsman’s Office;

Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

There is no correlation	XXV - request periodical internal audit about the activities of the entity of supplementary social security that manages the plan of company’s benefits;	Inclusion of provision in accordance with the guidelines of SEST. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
XVII - establish the fundamental guidelines of the administrative organization of Eletrobras;	XXVI - establish the fundamental guidelines of the administrative organization of Eletrobras;	Renumbering Legal effect – change without legal impact

XXVIII - selection of Eletrobras’ representatives in the management of either subsidiaries or not, in which it participates, being appointed for those functions, preferably, company`s employees or from subsidiaries;

XXVII - select, abiding by the requirements of the Policy of Appointments in force, the Eletrobras’ representatives in the management of either subsidiaries or not, associations and foundations, in which it participates, being appointed for those functions, preferably, company’s employees or from subsidiaries;

Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact
XIX - decide on sale expropriations;		Exclusion of provision in accordance with the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
XX - decide on relevant matters regarding the activities of Eletrobras;		Exclusion of provision in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact
XXI - develop and alter its internal regulations;	XXVIII – prepare, change and approve its Internal Rules, observing the rules on composition and competence set forth in these Bylaws and in the current legal norms;	Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact

XXII - decide on the declaration of interim dividends and on the payment of interest on capital, at the proposal of the Board of Executive Officers, in accordance with the provisions of art. 34, item XII, hereof;

XXIX - decide on the declaration of interim dividends and on the payment of interest on capital, at the proposal of the Board of Executive Officers, in accordance with the provisions of art. 47, item XIII, hereof;

Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

XXIII - grant vacation or leave to the Chief Executive Officer;	XXX - grant vacation or leave to the Chief Executive Officer;	Renumbering Without economic effect. Legal effect – change without legal impact
XXIV - establish the number of functions of trust of the top management of Eletrobras, pursuant to item II of art. 53 hereof;	XXXI - establish the number of functions of trust of the top management of Eletrobras, pursuant to item II of art. 62 hereof, as well as those of the controlled companies;

Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras.

Economic effect – Establishment of enhanced governance on the subject, with possibility of rationalization of expenditure.

Legal effect – change without legal impact

There is no correlation	XXXII – approve the maximum quantity of personnel and the performance of competitive civil-service examination for Eletrobras and controlled companies;

Inclusion of provision according to the guidelines of Eletrobras.

Economic effect – Establishment of enhanced governance on the subject, with possibility of rationalization of expenditure.

Legal effect – change without legal impact

There is no correlation	XXXIII - approve the Strategic Planning and Master Plan of Business and Management, and amendments;

Inclusion of provision in accordance with the guidelines of Eletrobras.

Economic effect – Establishment of enhanced governance on the subject, which may allow better economic and financial performance of the company.

Legal effect – change without legal impact

There is no correlation	XXXIV – approve the annual budget of Eletrobras and controlled companies, which shall be prepared to meet the Strategic Planning and Master Plan of Business and Management of each company;

Inclusion of provision in accordance with the guidelines of Eletrobras.

Economic effect – Establishment of enhanced governance on the subject, which may allow better economic and financial performance of the company.

Legal effect – change without legal impact

XXV - approve the signing of the corporate performance goals - CMDE, through which the Eletrobras Group undertakes to comply with the strategic guidelines defined there to meet the goals and outcomes established by the parent;

XXXV - approve the signing of the Corporate Performance Goals - CMDE, through which the controlled companies of Eletrobras undertake to comply with the strategic guidelines defined therein, in order to meet the goals and outcomes established by the parent, as well as the policy of consequences applied to Eletrobras and its controlled companies, following up its effective fulfillment;

Renumbering and adjustment according to the guidelines of Eletrobras.

Economic effect – Establishment of enhanced governance on the subject, which may allow better economic and financial performance of the company.

Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

There is no correlation

XXXVI – approve the policies and guidelines on the transactions and executions of electric power purchase contracts of Eletrobras and its controlled companies, as well as its statements regarding lawsuits in the Electricity market, following the provisions under Item V of this Art;

Inclusion of provision in accordance with the guidelines of Eletrobras.

Economic effect – Establishment of enhanced governance on the subject, which may allow better economic and financial performance of the company.

Legal effect – change without legal impact

There is no correlation	XXXVII – approve the investment projects of Eletrobras and its controlled companies, according to the applicable Policy of Competences;

Inclusion of provision in accordance with the guidelines of Eletrobras.

Economic effect – Establishment of enhanced governance on the subject, which may allow better economic and financial performance of the company.

Legal effect – change without legal impact

There is no correlation

XXXVIII – approve the policy of transactions with related parties, in compliance with the requirements of competitiveness, compliance, transparency, equity and interchangeability, which shall be reviewed at least annually;

Inclusion of provision in accordance with the guidelines of Eletrobras, to meet Art 8, Item VII of Law 13,303/2016.

Economic effect – Establishment of enhanced governance on the subject, which may allow better economic and financial performance of the company.

Legal Effect - adjustment for compliance with the applicable laws.

XXVI - perform formal evaluation of the Board of Executive Officers and the Board of Directors, according to criteria provided in the Internal Regulation, in order to assist in the decision making of the shareholders regarding the reappointment of members;

XXXIX – assess the performance, either individual or collective, at least once a year, of the directors and members of the Committees, under the terms of the applicable laws;

Adjustment of wording in accordance with the guidelines of Eletrobras and SEST, to meet Art 13, item III of Law 13,303/16.

Without economic effect

Legal Effect - adjustment for compliance with the applicable laws.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

XVII - decide on the creation, termination and operation of committees to support the Board for further discussion of strategic studies, in accordance with the law; and

XL - decide on the creation, operation, and termination, according to the Bylaws, of Committees to Support the Board of Directors for further discussion of strategic studies, as well as to elect and dismiss its members, in accordance with the applicable laws;

Renumbering and adjustment according to the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact
There is no correlation

XLI – approve a Policy of Appointment that establishes the minimum requirement for appointment of the members of the Board of Directors, Fiscal Council and Board of Executive Officers, at the companies where Eletrobras and controlled companies participate, in addition to foundations, associations and pension funds;

Inclusion of provision in accordance with the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	XLII - establish the policy of disclosure of information of Eletrobras;

Inclusion of provision in accordance with the guidelines of Eletrobras to meet Art 18, Item III of Law 13,303/2016 and Art 32, Item III of Decree no. 8,945/2016.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws.

There is no correlation	XLIII - approve and inspect the fulfillment of targets and specific results to be met by the members of the Board of Executive Officers;

Inclusion of provision in accordance with the guidelines of Eletrobras to meet Art 23 of Law 13,303/2016 and Art 37 of Decree no. 8,945/2016.

Economic effect – Establishment of enhanced governance on the subject, which may allow better economic and financial performance of the company.

Legal Effect - adjustment for compliance with the applicable laws.

There is no correlation

XLIV - carry out annual analysis with respect to the fulfillment of targets and outcomes under the Master Plan of Business and Management and Strategic Plan, and should publish its conclusions and report them to the Audit Court (Tribunal das Contas da União) and the House of Representatives and the Senate (Congresso Nacional), under the terms of the applicable laws;

Inclusion of provision in accordance with the guidelines of Eletrobras to meet Art 23, paragraph 2 of Law 13,303/2016 and Art 37, paragraph 3 of Decree 8,945/2016, with adjustment of wording.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

There is no correlation

XLV - discuss, approve and follow up the decisions that underlie corporate governance practices, relationship with stakeholders, policy of management of people and code of conduct of agents under the scope of Eletrobras and the respective guidelines of its controlled companies;

Inclusion of provision in accordance with the guidelines of Eletrobras to meet Art 18, Item I of Law 13,303/2016 and Art 32, Item I of Decree 8,945, with adjustment of wording.

Economic effect – The approval and monitoring of subjects that involve the policy of management of people may allow the reduction of expenditure.

Legal Effect - adjustment for compliance with the applicable laws.

There is no correlation	XLVI – approve the policy of competences;

Inclusion of provision according to the guidelines of Eletrobras.

Without economic effect.

Legal Effect – the policy of competences will determine the maximum limits of action of the different corporate bodies and administrators of Eletrobras.

There is no correlation	XLVII – make clear its position on the proposals to be subject to deliberation of shareholders under a meeting;

Inclusion of provision according to the guidelines of Eletrobras (resolution 16 dated May 10, 2016 of CGPAR).

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws.

There is no correlation	XLVIII - approve the Policies of Compliance and Management of risks, Dividends, and Shareholdings, as well as other general policies of the company;	Inclusion of provision according to the Standard Bylaws of SEST and Decree 8,945/16. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	XLIX - undersign the Annual Letter, stating the commitments to meet goals of public policies;	Inclusion of provision according to the Standard Bylaws of SEST and Decree 8,945/16. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	L - approve the Regulation governing competitive bidding;	Inclusion of provision in accordance with the Standard Bylaws of SEST. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

There is no correlation	LI- state its position about the report submitted by the Executive Board of Officers resulting from the internal audit on the activities of the entity of supplementary social security;

Inclusion of provision in accordance with the Standard Bylaws of SEST.

Economic effect – Establishment of enhanced governance on the subject, which may allow better economic and financial performance of the company.

Legal Effect - adjustment for compliance with the applicable laws.

There is no correlation	LII- state its position about the compensation of the members of the Executive Board and the participation in the company’s profit;

Inclusion of provision in accordance with the Standard Bylaws of SEST.

Economic effect – Establishment of enhanced governance on the subject, with possibility of rationalization of expenditure.

Legal effect – change without legal impact

There is no correlation	LIII - authorize the establishment of subsidiaries, as well as the acquisition of minority interest in the company; and

Inclusion of provision in accordance with the Standard Bylaws of SEST.

Economic effect – Establishment of enhanced governance on the subject, which may allow better economic and financial performance of the company.

Legal Effect - adjustment for compliance with the applicable laws.

There is no correlation	LIV - establish policy of spokespersons aiming at eliminating the risk of contradiction between information from several areas and those of the executives of the company; and	Inclusion of provision in accordance with the SEST. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
XXVIII - to decide on cases not provided for in these Bylaws.	LV - to decide on cases not provided for in these Bylaws.	Renumbering Without economic effect. Legal Effect – change without legal impact.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

There is no correlation

§ 1 The quantities of positions of trust of the higher administration of Eletrobras and the maximum amount of personnel, approved by the Board of Directors, under the terms of Items XXXI and XXXII of this Art, shall be subject, under the terms of the law, to the approval of the Office of Coordination and Governance of the State-owned Companies – SEST.

Inclusion of provision in accordance with the SEST.

Economic effect – Establishment of enhanced governance on the subject, with possibility of rationalization of expenditure.

Legal Effect - adjustment for compliance with the applicable laws.

There is no correlation	§ 2 The obligation of the publication referred to under Item XLIV shall not be imposed with regard to information of strategic nature that, if disclosed, may jeopardize the interest of the company.	Inclusion of provision in accordance with the SEST. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws

Sole paragraph. The minutes of meetings of the Board of Directors of Eletrobras will be filed with the Trade Registration (Registro do Comércio) and the minutes containing decisions having effects on third parties will be published.

§ 3 The minutes of meetings of the Board of Directors of Eletrobras will be filed with the Trade Registration (Registro do Comércio) and the minutes containing decisions having effects on third parties will be published.

Renumbering Without economic effect. Legal effect – change without legal impact

Art. 27. The Board of Directors, in each fiscal year, shall submit to the decision of the Annual Meeting the management report, the balance sheet, income statement for the year, statement of retained earnings or losses, statement of sources and uses of funds, such as the proposal for the distribution of dividends and the application of surplus values, attaching its opinion and the opinion of the Fiscal Council, pursuant to item XII of art. 34, and the certificate of the independent auditors.

Art 37.  The Board of Directors, in each fiscal year, shall submit, to the decision of the Ordinary Shareholders’ Meeting, the management report, and the financial statements, as well as the proposal for the distribution of dividends and the application of surplus values, attaching its opinion and the opinion of the Fiscal Council, pursuant to item XIII of art. 47, and the certificate of the independent auditors.

Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. and SEST. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.

Art. 28. In the event of a vacancy in the office of Chairman of the Board of Directors, a substitute shall be elected, in the first meeting of the Board of Directors, remaining in the office until the next Shareholders’ Meeting.

Art 38. In the event of a vacancy in the office of Chairman of the Board of Directors, a substitute shall be elected, in the first meeting of the Board of Directors, remaining in the office until the next Shareholders’ Meeting.

Renumbering Without economic effect. Legal Effect – change without legal impact.

Art. 29. In the event of a vacancy in the office of a director, the substitute shall be appointed by the remaining directors and shall act until the first Shareholders’ Meeting, according to article 150 of Law 6,404 of 1976.

Art 39. In the event of a vacancy in the office of a director, the substitute shall be appointed by the remaining directors and shall act until the first Shareholders’ Meeting, according to article 150 of Law 6,404 of 1976.

Renumbering Without economic effect. Legal Effect – change without legal impact.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

Sole paragraph. The chosen director shall finish the mandate of the replaced director.	Sole paragraph. The chosen director shall finish the mandate of the replaced director.	Ok
There is no correlation	Art 40. The Board of Directors shall rely on the support of the Audit and Risk Committee and the Committee of Management, People and Eligibility.

Inclusion of provision according to the guidelines of Eletrobras (Law 13,303/2016 and Decree 8,945/2016).

Economic effect – Depending on the composition of the Audit and Risk Committee, may trigger increase of expenses with the payment of compensation.

Legal Effect - adjustment for compliance with the applicable laws.

There is no correlation	§ 1 The committees referred to in the head provision of this Art shall have its operating rules established under their respective bylaws, according to Law 13,303/16 and other applicable laws.	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact
There is no correlation	§ 2 The assignments of the Audit and Risk Committee that are in charge of the Audit Committee, as provided for under Law 13,303/16 and its regulation, may cover the subsidiaries of Eletrobras.	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation

§ 3 The Audit and Risk Committee, which is permanent, shall consist of at least 3 members and a maximum of 5 members, and shall observe the conditions imposed by applicable national and foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE").

Inclusion of provision according to the guidelines of Eletrobras and SEST. (Art. 39 Decree nº 8,945/2016). Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	§ 4 The compensation of the Audit and Risk Committee shall be set at a Shareholders’ Meeting at an amount not smaller than the compensation of the fiscal board members.

Inclusion of provision in accordance with the guidelines of Eletrobras  to meet Art 38, paragraph 8 of Decree 8,945, with adjustment of wording.

Economic effect – Depending on the composition of the Audit and Risk Committee, may trigger increase of expenses with the payment of compensation.

Legal Effect - adjustment for compliance with the applicable laws.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

There is no correlation

 § 5 The members of the Board of Directors which hold a position in the Audit and Risk Committee of the company shall decide whether or not a compensation will be established for members of such Committee.

Inclusion of provision in accordance with the guidelines of Eletrobras  to meet Art 38, paragraph 9 of Decree 8,945, with adjustment of wording.

Economic effect – Depending on the composition of the Audit and Risk Committee, may trigger increase of expenses with the payment of compensation.

Legal Effect - adjustment for compliance with the applicable laws.

There is no correlation

§ 6 The assignments of the Committee of Management, People and Eligibility which are charged with the Eligibility Committee and provided for under Law 13,303/16 and its regulation, may cover the companies where Eletrobras is direct and indirect participant.

Inclusion of provision in accordance with the guidelines of Eletrobras to meet Law 13,303/2016 and Decree 8,945/2016.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws.

There is no correlation	Art 41. In addition to the committees referred to in the previous Art the Board of Directors may create other committees to support decision-making, under the terms of Item XL of Art 36.	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	Sole paragraph. The rules for the function of the committees referred to in the head provision of this Art shall be established in their own internal rules, without prejudice to the applicable laws.	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect – change without legal impact.

Art. 30. Members of the Board of Directors and the Board of Executive Officers shall be responsible, under the terms of article 158, of Law 6,404 of 1976, individually and collectively, for the acts performed by them and for the damages caused by them to the company.

Transfer of Art 30 and its paragraphs, of Chapter V “Board of Directors” (in force) to Chapter IV “Management” (in force), proposed Chapter V.

Without economic effect.

Legal Effect – change without legal impact.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

§ 1 Eletrobras will provide defense for the members and ex-members of the Board of Executive Officers, Board of Directors and Fiscal Council in judicial and administrative suits against them relating to behavior performed while in office, provided it is not incompatibility with the company's interests.

Transfer of Art 30 and its paragraphs, of Chapter V “Board of Directors” (in force) to Chapter IV “Management” (in force), proposed Chapter V.

Without economic effect.

Legal Effect – change without legal impact.

§ 2 The benefit provided in the first paragraph of this article shall apply, as appropriate, and at the discretion of the Board of Directors, occupants and former occupants of positions of trust and other employees regularly invested with the powers delegated to the officers.

Transfer of Art 30 and its paragraphs, of Chapter V “Board of Directors” (in force) to Chapter IV “Management” (in force), proposed Chapter V.

Without economic effect.

Legal Effect – change without legal impact.

§ 3 Benefits as mentioned shall comply with terms established by the Board of Directors, following consultation with the legal department of Eletrobras.

Transfer of Art 30 and its paragraphs, of Chapter V “Board of Directors” (in force) to Chapter IV “Management” (in force), proposed Chapter V.

Without economic effect.

Legal Effect – change without legal impact.

§ 4 Eletrobras can enter into a Directors & Officers Liability (D&O) insurance policy, in the form and with coverage as defined by the Board of Directors, in accordance with the 1st and 2nd paragraphs, in favor of the people mentioned to protect them from the responsibility of acts or facts by which they could be held accountable judicially or administratively.

Transfer of Art 30 and its paragraphs, of Chapter V “Board of Directors” (in force) to Chapter IV “Management” (in force), proposed Chapter V.

Without economic effect.

Legal Effect – change without legal impact.

§ 5 If any of the members are convicted, and not allowed to appeal further in respect to company´s Bylaws or deriving from an act with deceitfulness or guilt, such member shall reimburse Eletrobras the total costs and expenses deriving from defense procedures as mentioned within the 1st paragraph, besides any reputational damages to the company.

Transfer of Art 30 and its paragraphs, of Chapter V “Board of Directors” (in force) to Chapter IV “Management” (in force), proposed Chapter V.

Without economic effect.

Legal Effect – change without legal impact.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

Art. 31. The Board of Directors shall elaborate internal regulations, in order to enhance its working practices, in light of the rules for its composition and competence determined by these Bylaws and the applicable legislation.

Exclusion of provision in accordance with the guidelines of Eletrobras. Without economic effect. Legal Effect – change without legal impact.
CHAPTER VI The Board of Executive Officers	CHAPTER VII The Board of Executive Officers	Renumbering Without economic effect. Legal Effect – change without legal impact.

Art 42. The Board of Executive Officers shall be composed of the President and up to 06 (six) officers, with the minimum of 03 (three) members, all of them elected by the Board of Directors, with a unified management term of 2 (two) years, with a maximum of 3 (three) consecutive renewals being permitted.

Transfer of Art 18 and its sole paragraph, of Chapter V “Management” (in force) to Chapter VI “Board of Executive Officers” (in force), proposed Chapter VII, with the respective renumbering, aiming to proceed with the affairs related to the adjustment of wording in accordance with the guidelines of Eletrobras.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws.

Sole paragraph. The Chief Executive Officer – CEO of Eletrobras will be chosen from among the members of the Board of Directors. The same person cannot occupy the position of CEO of the company and Chairman of the Board of Directors.

Transfer of Art 18 and its sole paragraph, from Chapter V “Management” (in force) to Chapter VI “Board of Executive Officers” (in force), proposed Chapter VII, aiming to proceed with the related affairs.

Without economic effect.

Legal Effect – change without legal impact.

Art. 32. The general management of Eletrobras shall be incumbent upon the Board of Executive Officers, in accordance with the guidelines established by Board of Directors.	Art 43. The general management of Eletrobras shall be incumbent upon the Board of Executive Officers, in accordance with the guidelines established by Board of Directors.	Renumbering and adjustment of wording in accordance with SEST. Without economic effect. Legal Effect – change without legal impact.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

Sole paragraph. The Chief Executive Officer and executive officers may not exercise management, administrative or consulting functions at private sector companies, electric energy public concessionaires or em private companies that are in any way connected to the electricity sector, except in subsidiaries, controlled companies, specific purpose entities and concessionaires under control of the states in which Eletrobras holds a participation, where they can hold positions on the board of directors and fiscal council, subject to the provisions of Law No. 9,292 of July 12, 1996 regarding the right to receive compensation.

  § 1 The Chief Executive Officer and executive officers may not exercise management, administrative or consulting functions at private sector companies, electric energy public concessionaires or em private companies that are in any way connected to the electricity sector, except in subsidiaries, controlled companies, specific purpose entities and concessionaires under control of the states in which Eletrobras holds a participation, where they can hold positions on the board of directors and fiscal council, subject to the provisions of Law No. 9,292 of July 12, 1996 regarding the right to receive compensation.

Renumbering Without economic effect. Legal Effect – change without legal impact.
There is no correlation

§ 2 A condition precedent for the investiture in an executive board office is the undertaking of commitment with specific goals and results, which shall be accomplished as approved by the Board of Directors.

Inclusion of provision in accordance with the guidelines of Eletrobras, to meet Art 23 of Law 13,303/2016 and Art 37 of Decree no. 8,945/2016.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws.

Art 33. The members of the Board of Executive Officers cannot be absent from their office for more than thirty consecutive days, except in the case of holidays or leave of absence, under penalty of removal from their office.

Art 44. The members of the Board of Executive Officers cannot be absent from their office for more than thirty consecutive days, except in the case of holidays or leave of absence, as well as in the cases authorized by the Board of Directors, under penalty of removal from their office.

Renumbering and adjustment of wording in accordance with the guidelines of SEST. Without economic effect. Legal Effect – change without legal impact.
§ 1 The granting of vacation or leave of absence for the executive officers will be subject to approval by the Board of Executive Officers, except as provided in item XXIII of art. 26 hereof.

§ 1 The granting of vacation or leave of absence for  up to 30 (thirty) days to the executive officers will be subject to approval by the Board of Executive Officers, except as provided in item XXX  of art.  36  hereof.

Adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal Effect – change without legal impact.

§ 2 In the case of temporary incapacity, leave, or holidays of any member of the Board of Executive Officers, his substitute shall take over in accordance with the procedure established by the other members, provided, however, that such substitute is a member of staff of Eletrobras.

§ 2 In the case of temporary incapacity, leave, or holidays of any member of the Board of Executive Officers, his substitute shall take over in accordance with the procedure established by the other members, provided, however, that such substitute is not a member of this Board, except for the President, whose substitute shall be appointed among the other officers by the Board of Directors.

Adjustment of wording in accordance with the guidelines of Eletrobras and SEST. Without economic effect. Legal Effect – change without legal impact.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

§ 3 If a vacancy definitively occurs in the Board of Executive Officers, the same criteria from the previous paragraph shall be applied in order to replace the executive officer who will resign from the company, until the next Board of Directors of Eletrobras meeting appoints a substitute to occupy the vacant office during the remaining term of office of the substituted member.

§ 3 If a vacancy definitively occurs in the Board of Executive Officers, the same criteria from the previous paragraph shall be applied in order to replace the executive officer who will resign from the company, until the next Board of Directors of Eletrobras meeting appoints a substitute to occupy the vacant office during the remaining term of office of the substituted member.

OK
There is no correlation	Art 45. The Chief Compliance Officer shall be chosen by means of a list of three applicants, defined by a company specializing in the selection of executives.

Inclusion of provision in accordance with the guidelines of Eletrobras, to meet Art 9, item II and paragraph 2 of Law 13,303/2016 and Art 16 of Decree no. 8,945/2016.

Economic effect – The engagement of the specializing company shall bring on increase of expenditure.

Legal Effect - adjustment for compliance with the applicable laws

There is no correlation

§ 1 The integrity area may report directly to the Board of Directors in situations in which there is alleged involvement of the company’s CEO in irregularities or when he fails to take the necessary measures with respect to the situation reported.

Inclusion in accordance with the paragraph 4 of Art 9 of Law 13,303/2016 and Art 16 paragraph 2 of Decree 8,945/2016.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws

There is no correlation	§ 2 In the situations referred to in the previous paragraph, the subject shall be addressed without the presence of the company’s CEO.	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

There is no correlation	Art 46. The Board of Executive Officers shall not be allowed to perform the activities standing as conflict of interest, abiding by the manner and term established in the applicable laws.	Inclusion of provision in accordance with the guidelines of SEST. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws
There is no correlation

§ 1 After the term of office, a former member of the Board of Executive Officers who is impeded may receive an indemnity equivalent to the fixed fee set per month for the position he held, abiding by the paragraphs 2 and 3 of this Art.

Inclusion of provision in accordance with the guidelines of SEST and Eletrobras.

Economic effect – The provision of discontinuance of indemnity payment may bring on increase of expenses.

Legal Effect - adjustment for compliance with the applicable laws.

There is no correlation	§ 2 An impediment shall depend on the positioning by the Commission of Public Ethics of the Presidency of the Republic.	Inclusion of provision in accordance with the guidelines of SEST. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation

§ 3 A compensation will not be owed to a former member of the Board of Executive Officers who returns before the impediment and takes up the duties in the public or private administration office he was assigned before his investiture, provided that there is no conflict of interests.

Inclusion of provision in accordance with the guidelines of SEST.

Economic effect – The provision of discontinuance of indemnity payment may bring on reduction of expenses.

Legal Effect - adjustment for compliance with the applicable laws.

Art. 34. The Board of Executive Officers, in the exercise of its rights and duties shall, specifically:	Art 47. The Board of Executive Officers, in the exercise of its rights and duties shall, specifically:	Renumbering Without economic effect. Legal effect – change without legal impact

I - propose to the Board of Directors the fundamental guidelines for Eletrobras’ administrative organization, as well as the examination, deliberation and approval of the matter contained in items I to XXV of art. 26 hereof, with the exception of item XXI;

I – prepare and submit, to the Board of Directors, the fundamental guidelines of administrative organization of Eletrobras, as well as approve the referral of other subjects under the jurisdiction of the mentioned Board;

Adjustment of wording in accordance with the guidelines of Eletrobras, owing to the inclusion of new provisions under the jurisdiction of the Board.

Without economic effect.

Legal effect – change without legal impact

There is no correlation

II – submit, until the last shareholders’ meeting of the Board of Directors of the previous year, the master plan of business and management for the next annual year, as well as the long-term strategy adjusted with the analysis of risks and opportunities for, at least, the next 5 (five) years;

Inclusion of provision in accordance with the guidelines of Eletrobras, to meet Art 37, paragraphs I and II of Decree 8,945/2016.

Economic effect – Establishment of enhanced governance on the subject, which may allow better economic and financial performance of the company.

Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

II - carry out the management of Eletrobras, take all adequate measures necessary for the faithful execution of guidelines and directives of the Board of Directors and, except for the cases of mandatory submission to the Board of Directors, decide on acts and approve contracts involving funds whose amount is equal to or over 0.02% of the stockholders equity of the company, including, among them, but not limited, the granting of financings for concessionaire companies of electric energy public services, under its control, and the entry into loans in Brazil or abroad;

III - manage Eletrobras, take all adequate measures necessary for the faithful execution of guidelines and directives of the Board of Directors and, except for the cases of mandatory submission to the Board of Directors, decide on acts and approve contracts in accordance with the applicable policy of competences, including, among them, but not limited, the granting of financings for electric energy public utility companies under its control, and the entry into loans in Brazil or abroad;

Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact
III - establish administrative, technical, financial and accounting rules for Eletrobras;	IV - establish administrative, technical, financial and accounting rules for Eletrobras;	Renumbering Without economic effect. Legal effect – change without legal impact
IV - prepare budgets for Eletrobras;	V - prepare the budgets of Eletrobras, to meet the strategic plan and the multiannual plan of business and investments;	Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact
V - approve changes in the organizational structure of Eletrobras, under its subordination, including the creation, termination and operation of committees which are linked to it;

VI - approve changes in the organizational structure of management boards and those of its controlled companies of Eletrobras, including, for the latter, the creation, termination and operation of committees which are linked to it;

Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact
VI - approve plans which provide for the admission, career, access benefits and discipline of the employees of Eletrobras;	VII - approve plans which provide for the admission, career, access, benefits and discipline of the employees of Eletrobras;	Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

VII - approve the names indicated by the executive officers to occupy places directly under their control;	VIII - approve the names indicated by the executive officers to occupy places directly under their control;	Renumbering Without economic effect. Legal effect – change without legal impact
VIII - issue an opinion in the case of admission, praise, sanction, transfer and dismissal of employees directly subordinated to the executive officers;	IX - issue an opinion in the case of admission, praise, sanction, transfer and dismissal of employees directly subordinated to the executive officers;	Renumbering Without economic effect. Legal effect – change without legal impact
IX - delegate authority to executive officers for individual decisions on matters included within the scope of the functions of the Board of Executive Officers;	X - delegate authority to executive officers for individual decisions on matters included within the scope of the functions of the Board of Executive Officers;	Renumbering Without economic effect. Legal effect – change without legal impact
X - delegate powers to executive officers and employees for the approval of expenses, establishing limits and conditions;	XI - delegate powers to executive officers and employees for the approval of expenses, establishing limits and conditions;	Renumbering Without economic effect. Legal effect – change without legal impact

XI – authorize, in accordance with the applicable legislation, that Eletrobras employees leave the country in order to performing technical activities or professional development essential to its institutional mission;

XII – authorize, in accordance with the applicable legislation, that Eletrobras employees leave the country in order to performing technical activities or professional development essential to its institutional mission;

Renumbering Without economic effect. Legal effect – change without legal impact

XII - prepare, in each fiscal quarter, a balance sheet, statement of income, accumulated profit and loss statement, statement of source and uses of funds, a proposal for allotment of dividends and the investment of surplus, to be submitted for the review of the Board of Directors of Eletrobras and the Fiscal Council, and for the review and decision of the Shareholders’ Meeting;

XIII - prepare, in each fiscal year, a Management Report, financials, a proposal for allotment of dividends and the payment of interest on own capital and investment of surplus, to be submitted for the review of the Board of Directors, the Fiscal Council, and the Audit and Risk Committee, and for the review and decision of the Shareholders’ Meeting;

Renumbering and adjustment of wording in accordance with SEST. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.

XIII - prepare plans for the issuance of debentures, for the review of the Board of Directors of Eletrobras, which shall decide about them or submit them to the Shareholders’ Meeting, as the case may be;

XIV - prepare plans for the issuance of debentures, for the review of the Board of Directors of Eletrobras, which shall decide about them or submit them to the Shareholders’ Meeting, as the case may be;

Renumbering Without economic effect. Legal Effect – change without legal impact.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

XIV - establish administrative, technical, financial and accounting norms for the subsidiaries or for entities in which Eletrobras holds a majority participation;		Exclusion of provision according to suggestion of SEST (doubled with Item IV). Without economic effect. Legal Effect – change without legal impact.
XV - control the activities of subsidiaries and controlled companies, and entities in which Eletrobras holds a majority participation;	XV - control the activities of subsidiaries and controlled companies;	Adjustment of wording in accordance with the suggestion of SEST. Without economic effect. Legal Effect – change without legal impact.
XVI - appoint representatives of Eletrobras to attend Shareholders’ Meetings of companies in which it participates as shareholder, issuing instructions for their performance;	XVI - appoint representatives of Eletrobras for Meetings of companies in which it participates as shareholder, and associations where it is a member, issuing instructions for their performance;	Adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal Effect – change without legal impact.
XVII - decide about the appointment of independent auditors for the subsidiaries; and		Exclusion of provision in accordance with the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.

XVIII - give its opinion on power generation concessions required to ANEEL, including aspects regarding the technical, economic and financial adequacy of nuclear power units for the concessionaire system of the public electric energy system.

Exclusion of provision in accordance with the guidelines of Eletrobras. Assignment of EPE taking into account Law 10,847/2004.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws

There is no correlation	XVII – approve the trading of rights on the results of research, development and innovation of their controlled companies, connected to the electricity industry;	Inclusion of provision according to the guidelines of Eletrobras. Economic effect – This provision may facilitate the inflow of financial resources. Legal effect – change without legal impact
There is no correlation	XVIII - establish a guideline for the vote of all companies controlled by Eletrobras at Meetings of the Electric Power Trading Chamber – CCEE;

Inclusion of provision according to the guidelines of Eletrobras.

Economic effect – Establishment of enhanced governance on the subject, which may allow better economic and financial performance of the company.

Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

There is no correlation	XIX – deliberate on the purchase, sale or burdening of real estate and personal property, in accordance with the sums established in the applicable policy of responsibilities;	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact
There is no correlation	XX – prepare, change and approve its Internal Rules;	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact
There is no correlation

XXI - inspect and follow up business companies, including Special Purpose Enterprises - SPEs, wherein it holds shareholding participation, with respect to the governance practices, the results submitted and the control, proportionally to the relevance, materiality and risks for the business.

Inclusion of provision in accordance with the guidelines of Eletrobras to meet Art 1, paragraphs 6 and 7 of Law 13,303/2016.

Establishment of enhanced governance on the subject, which may allow better economic and financial performance of the company.

Legal Effect - adjustment for compliance with the applicable laws.

CHAPTER VII Duties of the Chief Executive Officer and Executive Officers	CHAPTER VIII Duties of the Chief Executive Officer and Executive Officers	Renumbering Without economic effect. Legal effect – change without legal impact

Art. 35.  It shall be incumbent upon the Chief Executive Officer to guide the administrative policy of Eletrobras, calling and presiding over the meetings of the Board of Executive Officers, as well as:

	Art 48. Without prejudice to the other assignments of the Board of Executive Officers, the company’s Chief Executive Officer shall:	Adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact
Correlation with Art 35 of head provision in force. Art 35, VI - to publish the annual report of Eletrobras;	I - carry out the preparation, management and follow-up of the Strategic Planning and Master Plan of Business and Management of Eletrobras’ companies;	Adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact
I - to supervise the business of Eletrobras;	II - carry out the management of performance, sustainability and business development;	Adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact

II - to represent Eletrobras in and out of court, before other companies, shareholders or the public in general, being entitled to assign such powers to any executive officer or director, as well as appoint representatives, attorneys, agents or proxies;

III - represent Eletrobras in and out of court, before other companies, shareholders or the public in general, being entitled to assign such powers to any executive officer, as well as appoint representatives, attorneys, agents or proxies;

Renumbering and adjustment of wording in accordance with suggestion of SEST. Without economic effect. Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

III - to preside over the Shareholders’ Meetings;	IV - to preside over the Shareholders’ Meetings;	Renumbering Without economic effect. Legal effect – change without legal impact
IV - to hire and dismiss employees;	V - to hire and dismiss employees;	Renumbering Without economic effect. Legal effect – change without legal impact
V - to formalize the appointments approved by the Board of Executive Officers;	VI - to formalize the appointments approved by the Board of Executive Officers;	Renumbering Without economic effect. Legal effect – change without legal impact
There is no correlation

VII - develop the relationship policy of the Holding and companies of Eletrobras with the society in general and coordinate the press activities, internal communications, events, advertising, sponsoring and ceremonies;

Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact

VII - together with another executive officer, to manage the funds of Eletrobras and sign deeds and contracts, which may be delegated to other executive officers and employees or attorneys of Eletrobras, with the approval of the Board of Executive Officers;

VIII - together with another executive officer, to manage the funds of Eletrobras and sign deeds and contracts, which may be delegated to other executive officers and employees or attorneys of Eletrobras, with the approval of the Board of Executive Officers;

Renumbering Without economic effect. Legal effect – change without legal impact

VIII - ratify, in accordance with applicable legislation, the act of an entity member of the Eletrobras System deciding on the removal of its respective employees from the country, except as provided for in art 34, XI hereof; and

IX - ratify, in accordance with applicable legislation, the act of an entity member of the Eletrobras Companies deciding on the removal of its respective employees except as provided for in Art  47, item XII, hereof;

Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact

IX – appoint the electoral commission in order to organize the election of the employee representative on the Board of Directors and declare the winning candidate and communicate the result to the controlling shareholder to adopt the necessary action to designate the employees' representative on the Board.

X – appoint the electoral commission in order to organize the election of the employee representative on the Board of Directors and declare the winning candidate and communicate the result to the controlling shareholder to adopt the necessary action to designate the employees' representative on the Board; and

Renumbering and adjustment of wording with inclusion of “and” Without economic effect. Legal effect – change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

There is no correlation	XI – perform other assignments that may be established by the Board of Directors.	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal effect – change without legal impact

Art. 36. The Chief Executive Officer and executive officers shall, besides the duties and responsibilities inherent in their respective offices, act as managers of the areas of activities attributed to them by the Board of Directors of Eletrobras.

	Art 49. The assignments of the other Officers, without prejudice of the other activities assigned to them by the Board of Directors, shall be as follows:	Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	§ 1 The Chief Generation Officer shall have to:	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	I. carry out the prospection, assessment and development of energy supply expansion projects;	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	II. set guidelines on the energy trading business and coordinate the participation of Eletrobras companies in energy auctions;	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	III. set guidelines to the programs of maintenance and for the follow-up of the operating performance of power units; and	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	IV.coordinate the activities connected to the sector regulation of the business of generation, trading of power and energy efficiency.	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	§ 2 The Chief Transmission Officer shall have to:	Inclusion of provision according to the guidelines of Eletrobras. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	I. analyze the opportunities of new transmission business;	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

There is no correlation	I. carry out programs of investment and implementation of transmission projects of interest of Eletrobras;	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	II. set the guidelines and monitor the operating performance and the maintenance programs of transmission, under the scope of Eletrobras companies; and	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	III. carry out activities connected to the electric energy sector regulation, under the scope of the Holding and Eletrobras companies.	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	§ 3 The Chief Distribution Officer shall have to:	Inclusion of provision according to the guidelines of Eletrobras. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	I. align the management of the Distribution companies to the Strategic Planning of Eletrobras companies;	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	II. follow up the policies, strategies, planning, technical and commercial services and results of the Distribution companies;	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	III. define and follow up economic, financial, and commercial and operating indicators of the Distribution companies; and	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	IV.promote the technical and institutional relationship with government agencies and Associations, relating to affairs of the sector’s regulation of electric energy distribution operations.	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

There is no correlation	§ 4 The Chief Compliance Officer shall have to:	Inclusion of provision according to the guidelines of Eletrobras. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation

I.   ensure the compliance with proceedings and mitigation of risks in the activities of the Holding and Eletrobras’ company, including fraud and bribery, ensuring the abidance by the laws, standards, rules and regulations internal or external to the Company, and ensure the fulfillment of the compliance requirements under Law 13,303/2016;

Inclusion of provision according to the guidelines of Eletrobras with adjustment of wording in accordance with SEST.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws.

There is no correlation

II.  apply internal mechanisms and procedures to ensure integrity, as provided for in the Decree 8,420/15, which allow spotting and correcting any deviations, frauds, irregularities, as well as encouraging internal whistleblowing of irregularities;

Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation

III.         sport, assess, treat, follow up and report avoidable operating loss for a better management of the risks inherent to the main processes of Eletrobras’ companies, extending the accountability of the concerned parties; and

Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation

IV.supply the Board of Directors, the Audit and Risk Committee, and the Board of Executive Officers with independent, unbiased and timely assessments on the effectiveness of the management of risks, appropriateness of the internal controls and fulfillment of the standards and regulations associated with the operations of Eletrobras’ companies, especially those connected to the risks found in the anticorruption practices of the Company.

Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	§ 5 The Chief Financial Officer and Investor Relations Officer shall have to:	Inclusion of provision according to the guidelines of Eletrobras. Legal Effect - adjustment for compliance with the applicable laws.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

There is no correlation	I. carry out the economic and financial, tax and fiscal planning and control of Eletrobras;	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	II. carry out the accounting control and statement of economic and financial results;	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	III. carry out the economic and financial analysis of investments and divestments; and	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	IV.carry out the corporate, economic and financial management of interests, including Specific Purpose Enterprises.	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	§ 6 The Chief Legal and Corporate Management Officer shall have to:	Inclusion of provision according to the guidelines of Eletrobras. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	I. undertake to be legal representatives of Eletrobras, before court and out of court, and in internal legal consulting;	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	II. carry out people management practices;	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation	III. provide the goods and services infrastructure and supply; and	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

There is no correlation	I. provide the resources of Information Technology and Data and Voice.	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
CHAPTER VIII Fiscal Council	CHAPTER IX Fiscal Council	Renumbering Without economic effect. Legal Effect – change without legal impact.

Art. 37. The Fiscal Council of Eletrobras is held permanently and is composed of 5 (five) effective members, and their respective substitutes, elected by the Shareholders’ Meeting, according to the requirements of Law 6,404 of 1976, all of the members have to be Brazilian citizens and residents, either shareholders or not, of which one will be elected by the minority shareholders of the common shares, and the other by the minority holders opf the preferred shares, each voting separately.

§ 1 Among the members of the Fiscal Council, one member shall be indicated by the Minister of the Treasury, as representative of the National Treasury.

§ 3. The term of office of the members of the Fiscal Council shall be 2 (two) years, with a maximum of 2 (two) consecutive renewals.

Art 50. The Fiscal Council is held permanently and is composed of 5 (five) effective members, and their respective substitutes, elected by the Shareholders’ Meeting, and all of its members have to be Brazilian citizens and residents, either shareholders or not, with term of office of 02 (two) years, and there may be 02 (two) renewals at the most, and shall include as follows:

I – 01 (one) member and the respective substitute appointed by the Ministry of Finance, as representative of the National Treasury, which shall be a public servant with permanent office at the federal government;

II – 02 (two) members and the respective substitutes elected by the controlling shareholder;

III – 01 (one) member and the respective substitute elected by the minority common shareholders; and

IV - 01 (one) member and the respective substitute elected by the holders of preferred shares.

§ 1. The members and respective substitutes of the Fiscal Council appointed under the terms of Items III and IV of this Art shall be elected in separate voting.

Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

§ 4. In the period provided for in the previous paragraph, the any prior periods of office that occurred less than 2 (two) years ago.	§ 2 In the period provided for in the head provision of this Art, any prior periods of office that occurred less than 2 (two) years ago shall be taken into consideration.	Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
§ 5 After the maximum period provided for in § 3, the member of the Fiscal Council can only return after a period equivalent to a term of office.	§ 3 After the maximum period provided for in the head provision of this Art, the member of the Fiscal Council can only return after a period equivalent to a term of office.	Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation

Art 51. The investiture into the office of the Fiscal Director of Eletrobras shall follow the conditions imposed under the applicable laws, as well as those under the Policy of Appointment of Eletrobras companies.

Inclusion of provision in accordance with the guidelines of Eletrobras, to meet Art 40 of Decree no. 8,945/2016 and Art 26 of Law 13,303/2016.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws

There is no correlation

§ 1 Whenever the Policy of Appointment intends to impose requirements additional to those established under the applicable laws onto the Eletrobras’ Fiscal Directors, such requirements shall be forwarded for deliberation of the shareholders, at a Shareholders’ Meeting.

Inclusion of provision in accordance with SEST (The policy of appointment may not provide for additional requirements for Directors, without the shareholder’s consent).

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws.

§7 The members of the Fiscal Council shall be invested in their positions, independently of the signing of the term of office, since their respective election.	§ 2 The members of the Fiscal Council shall be invested in their positions, independently of the signing of the term of office, since their respective election.	Renumbering
There is no correlation

§ 3 Each fiscal director shall, before entering and leaving office, submit a statement of assets to the company, the Public Ethics Committee of the Presidency of the Republic – CEP/PR and the Audit Court.

Inclusion of provision in accordance with the guidelines of SEST and Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.
There is no correlation

§ 4 The monthly compensation owed to the members of the Fiscal Council shall surpass ten percent of the average monthly compensation of officers, except for the amounts connected to the vacation premium and benefits, and the payment of interest in the company’s profit and compensation at an amount higher than that paid to directors is hereby forbidden.

Inclusion of provision in accordance with the guidelines of Eletrobras, to meet Art 40, paragraph 1 of Decree 8,945/2016.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

There is no correlation

§ 5 The fiscal council members shall participate in the inauguration and annually, in the specific training on corporate and capitals market laws, disclosure of information, internal control, code of conduct, Law 12,846/2013, and other subjects connected to the activities of Eletrobras.

Inclusion of provision in accordance with the guidelines of Eletrobras, to meet Art 42 head provision and items of Decree 8,945/2016.

Economic effect – The broadening of the requirement of specific trainings under the Law of State-owned companies assumes the increase of expenditure.

Legal Effect - adjustment for compliance with the applicable laws

There is no correlation	§ 6 The reinstatement of a fiscal director that has not participated in an annual training provided by the company of the past two years is hereby forbidden.

Inclusion of provision in accordance with the guidelines of Eletrobras, to meet Art 42, sole paragraph of Decree no. 8,945/2016.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws

§ 6 The members of the Fiscal Council shall perform their duties, which are non- transferable, in the exclusive interest of the company, and it is considered abusive to perform such duty with the objective of causing damage to the company, or to its shareholders or managers, or to obtain, for themselves or others, advantage to which they are not entitled, or which might result in loss to the company, to its shareholders or managers.

§ 7 The members of the Fiscal Council shall perform their duties, which are non- transferable, in the exclusive interest of the company, and it is considered abusive to perform such duty with the objective of causing damage to the company, or to its shareholders or managers, or to obtain, for themselves or others, advantage to which they are not entitled, or which might result in loss to the company, to its shareholders or managers.

Renumbering Without economic effect. Legal Effect – change without legal impact.
Correlation with Art 30, paragraphs 1 and 4.	§ 8 The Fiscal Council shall have to engage insurance under the terms of paragraphs 1 and 4 of Art 29 hereof.

Adjustment of wording in accordance with the guidelines of Eletrobras.

Economic effect – The broadening of the benefit provided for in this item to cover the members of the Fiscal Council assumes the increase of expenditure.

Legal Effect – change without legal impact.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

There is no correlation	§ 9 The members of the Fiscal Council shall apply the limitations set forth in the caput and sole paragraph of Article 31 of these bylaws.	Adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect Legal Effect – change without legal impact
There is no correlation

Art 52. The members of the Fiscal Council, in their first meeting, shall elect their Chairman, who shall forward to the company the deliberation of the council for fulfillment, with due registration on the book of minutes and Opinions of the Fiscal Council.

Inclusion of provision according to the guidelines of Eletrobras and SEST. Without economic effect. Legal Effect – change without legal impact.

§ 2 In the event of a vacancy, resignation, impeachment or unjustifiable absence at two consecutive meetings, the member of the Fiscal Council shall be replaced, until the end of the term, by the respective substitute.

§ 1 In the event of a vacancy, resignation, impeachment or unjustifiable absence at two consecutive meetings or three non-continuous meetings, over the last 12 (twelve) meetings, the member of the Fiscal Council shall be replaced, until the end of the term, by the respective substitute, who shall receive the due compensation.

Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. and SEST. Without economic effect. Legal Effect – change without legal impact.
There is no correlation	§ 2 The members of the Fiscal Council shall have its commuting and lodging expenses reimbursed whenever they reside out of the city of meeting, and only the commuting when they reside in the city.	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect – change without legal impact.
Art. 38. It shall be incumbent upon the Fiscal Council:	Art 53. In the exercise of the duties appurtenant to the Fiscal Council, without prejudice to the assignments provided for in the applicable laws:	Compensation and adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal Effect – change without legal impact.
I - to supervise, through any of its members, the acts taken by any of the managers and to check the accomplishments of their legal and statutory duties;	I - to supervise, through any of its members, the acts taken by any of the managers and to check the accomplishments of their legal and statutory duties;	Ok
II - to issue an opinion on the annual management’s report, providing evidence in the report of all information deemed necessary or useful for deliberation by the Shareholders’ Meeting;	II - to issue an opinion on the annual management’s report, providing evidence in the report of all information deemed necessary or useful for deliberation by the Shareholders’ Meeting;	Ok

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

III - to issue an opinion on the proposals from the management bodies, to be presented to the Shareholders’ Meeting, regarding alteration in the share capital, issue of debentures or subscription bonds, investment plans or capital budget, distribution of dividends, transfer, incorporation, merger or split;

III - to issue an opinion on the proposals from the management bodies, to be presented to the Shareholders’ Meeting, regarding alteration in the share capital, issue of debentures or subscription bonds, investment plans or capital budget, distribution of dividends, transfer, incorporation, merger or split;

Ok

IV - to expose, through any of its members, to the management bodies, and in the event that they do not take the necessary measures on behalf of Eletrobras’ interests, to the Shareholders’ Meeting, the mistakes, frauds or crimes they might discover, and to suggest useful measures;

IV - to expose, through any of its members, to the management bodies, and in the event that they do not take the necessary measures on behalf of Eletrobras’ interests, to the Shareholders’ Meeting, the mistakes, frauds or crimes they might discover, and to suggest useful measures;

Ok

V - to call an Ordinary Shareholders’ Meeting, in the event that the management bodies delay for more than a month such convocation, and an Extraordinary Shareholders’ Meeting, whenever ground or urgent reasons occur, including in the agenda of Shareholders’ Meeting the subject they consider most necessary;

V - to call an Ordinary Shareholders’ Meeting, in the event that the management bodies delay for more than a month such convocation, and an Extraordinary Shareholders’ Meeting, whenever ground or urgent reasons occur, including in the agenda of Shareholders’ Meeting the subject they consider most necessary;

Ok
VI - to analyze, at least quarterly, the balance sheet and other financial statements, produced on a regular basis by Eletrobras;	VI - to analyze, at least quarterly, the balance sheet and other financial statements, produced on a regular basis by Eletrobras;	Ok
VII - to examine the financial statements for the fiscal year and to issue an opinion on them; and	VII - examine the financial statements for the fiscal year and issue an opinion on them;	Adjustment of wording: removal of “and” Without economic effect. Legal Effect – change without legal impact.
VIII - to perform the duties established in items I to VII in the event of liquidation of Eletrobras.	VIII - to perform the duties established in items I to VII in the event of liquidation of Eletrobras.	Ok
There is no correlation	IX – examine the Annual Report of Activities of the Internal Audit – RAINT and the Annual Plan of Internal Audit – PAINT;	Inclusion of provision in accordance with the guidelines of SEST. Without economic effect. Legal Effect – change without legal impact.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

There is no correlation	X - carry out the appraisal of the performance of its members and the Fiscal Council as a board, at least once a year, under the terms of the applicable laws;

Inclusion of provision according to the guidelines of Eletrobras in accordance with Art 24, Item III of Decree no. 8,945/2016.

Without economic effect.

Legal Effect - adjustment for compliance with the applicable laws

There is no correlation	XI – prepare, change and approve its Internal Rules;	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect – change without legal impact.
There is no correlation	XII – follow up the asset, financial and budgetary performance, thus reviewing books and any other documents, as well as requesting information; and	Inclusion according to suggestion of SEST, based on the standard Bylaws. Without economic effect. Legal Effect – change without legal impact.
There is no correlation	XIII – inspect the fulfillment of the limit of participation of Eletrobras in the payment of health care and supplemental social security benefits.	Inclusion according to suggestion of SEST, based on the standard Bylaws. Without economic effect. Legal Effect – change without legal impact.

§ 1 The management bodies have the obligation to provide, in writing, to the members of the Fiscal Council, in the exercise of their duties, within days, copies of the minutes of the meetings and, within fifteen days of their receipt, copies of balance sheet and financial statements published regularly and the report on the execution of the budgets.

§ 1 The management bodies have the obligation to provide, in writing, to the members of the Fiscal Council, in the exercise of their duties, within days, copies of the minutes of the meetings and, within fifteen days of their receipt, copies of balance sheet and financial statements published regularly and the report on the execution of the budgets.

Ok

§ 2 The members of the Fiscal Council will attend meetings of the Board of Directors and the Board of Executive Officers of Eletrobras, at which subjects on which they might opine (items II, III and VII, from this article) are discussed.

§ 2 The members of the Fiscal Council will attend meetings of the Board of Directors and the Board of Executive Officers of Eletrobras, at which subjects on which they might opine (items II, III and VII, from this article) are discussed.

Ok

Art. 39. The Fiscal Council will meet ordinarily once a month, and extraordinarily, whenever called by the Chairman of the Board of Directors of Eletrobras, by the Chief Executive Officer of Eletrobras or by any of its members.

	Art 54. The Fiscal Council will meet ordinarily once a month, and extraordinarily, whenever called by the Chairman of the Board.	Renumbering and adjustment of wording in accordance with the guidelines of SEST. Without economic effect. Legal Effect – change without legal impact.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

Sole paragraph. The Fiscal Council will hold a meeting with a minimum of three members, and the approval of matters subject to their decision requires the vote of at least three of its members.	Sole paragraph. The Fiscal Council will hold a meeting with a minimum of three members, and the approval of matters subject to their decision requires the vote of at least three of its members.	Ok

Art. 40. The Fiscal Council of Eletrobras may elaborate internal regulations, with the objective of enhancing its working, in compliance with the rules of composition and competence fixed in the present Bylaws and applicable legislation.

Exclusion of provision in accordance with the guidelines of Eletrobras.
(already included in matters within the competence of the Fiscal Council).

Without economic effect.

Legal effect – change without legal impact

CHAPTER X Fiscal Year and Financial Statements	CHAPTER X Fiscal Year and Financial Statements	Ok

Art. 46. The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31st of each year and the financial statements will comply with the precepts of Law 3,890-A, 1961, the federal legislation on electricity, the law on joint stock companies and these Bylaws.

Art 55. The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31st of each year and the financial statements will comply with the precepts of Law 3,890-A, 1961, the federal legislation on electricity, the law on joint stock companies and these Bylaws.

Renumbering Without economic effect. Legal Effect – change without legal impact.

§ 1 In each business year, shareholders shall have the right to receive a mandatory dividend corresponding to at least twenty-five per cent of the net profit, adjusted in accordance with applicable laws.

§ 1 In each business year, there shall be a mandatory distribution of dividends corresponding to at least twenty-five percent of the net profit, adjusted in accordance with applicable laws, and respecting the Dividend Distribution Policy.

Adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal Effect – change without legal impact.

§ 2. The amount of dividends and interest paid or credited as remuneration for shareholders' equity, due to shareholders, shall be subject to financial charges, from the end of the fiscal year up to the day of effective payment, plus interest if such payment is not made on the date determined by the Shareholders Meeting.

§ 2. The amount of dividends and interest paid or credited as remuneration for shareholders' equity, due to shareholders, shall be subject to financial charges, from the end of the fiscal year up to the day of effective payment, plus interest if such payment is not made on the date determined by the Shareholders Meeting.

OK

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

§ 3 The amount of interest paid or credited, by way of interest on own capital, pursuant to Section 9, 7th Paragraph of Law 9,249 of December 26, 1995 and the applicable laws and regulations, may be charged to the holders of common shares and to the minimum annual dividend for the preferred shares, including such amount in the aggregate amount of the dividend distributed by Eletrobras for all legal effects.

§ 3 The amount of interest paid or credited, by way of interest on own capital, pursuant to Section 9, 7th Paragraph of Law 9,249 of December 26, 1995 and the applicable laws and regulations, may be charged to the holders of common shares and to the minimum annual dividend for the preferred shares, including such amount in the aggregate amount of the dividend distributed by Eletrobras for all legal effects.

Ok
Art. 47. Each year, besides the legal reserve, the Shareholders’ Meeting shall make the following allocations, calculated on that business year's net profit:	Art.56. Each year, besides the legal reserve, the Shareholders’ Meeting shall make the following allocations, calculated on that business year's net profit:	Renumbering Without economic effect. Legal Effect – change without legal impact.

I - one per cent for a study and project reserve, intended for technical and economic viability studies for the electric energy sector, the accumulated balance of which may never exceed two per cent of the paid-up share capital; and

I - one per cent for a study and project reserve, intended for technical and economic viability studies for the electric energy sector, the accumulated balance of which may never exceed two per cent of the paid-up share capital; and

Ok

II - fifty per cent for an investment reserve fund, intended for investments in electric energy utilities, the accumulated balance of which may never exceed seventy-five per cent of the paid-up share capital.

II - fifty per cent for an investment reserve fund, intended for investments in electric energy utilities, the accumulated balance of which may never exceed seventy-five per cent of the paid-up share capital.

Ok

Art. 48. Every year, the Shareholders’ Meeting shall allocate a sum equivalent to not more than one per cent of the net profit of the respective business year, subject to the limit of one per cent of the paid-up share capital, for social welfare assistance to its employees, according to plans approved by the Board of Executive Officers.

Art.57. Every year, the Shareholders’ Meeting shall allocate a sum equivalent to not more than one per cent of the net profit of the respective business year, subject to the limit of one per cent of the paid-up share capital, for social welfare assistance to its employees, according to plans approved by the Board of Executive Officers.

Renumbering Without economic effect. Legal Effect – change without legal impact.

Art. 49. Every year Eletrobras shall allocate and include in its budget, resources amounting to at least point five per cent of the share capital paid-up at the time of the close of the immediately preceding business year, for the development of technological programs.

Art.58. Every year Eletrobras shall allocate and include in its budget, resources amounting to at least point five per cent of the share capital paid-up at the time of the close of the immediately preceding business year, for the development of technological programs.

Renumbering Without economic effect. Legal Effect – change without legal impact.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

Art. 50. When the dividend has reached six per cent of the paid-up share capital, the Shareholders’ Meeting may stipulate percentages or bonuses of the profits, for the management of Eletrobras.		Exclusion of provision in accordance with the guidelines of SEST as it already appears in another provision of the Bylaws.. Without economic effect. Legal Effect – change without legal impact.
Art. 51. The right to receive a dividend shall become prescribed after three years and any dividend not claimed by that time shall revert to Eletrobras.	Art.59. The right to receive a dividend shall become prescribed after three years and any dividend not claimed by that time shall revert to Eletrobras.	Renumbering Without economic effect. Legal Effect – change without legal impact.
CHAPTER XI Personnel	CHAPTER XI Employees	Adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal Effect – change without legal impact.
There is no correlation	Art 60. The positions of holders of the Internal Audit, Ombudsman and Governance Office shall be exercised by employees of the staff of Eletrobras or its companies.	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect – change without legal impact.

Art. 52. The provisions of the applicable labor laws of Law 3,890-A, 1961 and these Bylaws will apply to the employees of Eletrobras and its subsidiaries, associates and controlled companies, where applicable.

Art.61. The provisions of the applicable labor laws of Law 3,890-A, 1961 and these Bylaws will apply to the employees of Eletrobras and its subsidiaries, associates and controlled companies, where applicable.

Renumbering Without economic effect. Legal Effect – change without legal impact.
Art. 53. The labor force of Eletrobras will be composed of:	Art.62. The labor force of Eletrobras will be composed of:	Renumbering Without economic effect. Legal Effect – change without legal impact.
I - personnel admitted to permanent career functions, through a selection process consisting of tests, or of titles or tests;	I - personnel admitted to permanent career functions, through a selection process consisting of tests, or of titles or tests;	Ok
II - holders of positions of trust of the higher administration, the amount of holders will be determined by the Board of Directors, according to the provisions of item XXIV of art. 26 hereof; and	II - holders of positions of trust of the higher administration, the amount of holders will be determined by the Board of Directors, according to the provisions of item XXXI of art. 36 hereof; and	Adjustment of wording. Without economic effect. Legal Effect – change without legal impact.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

III - personnel hired through temporary contracts, in accordance with the applicable laws.	III - personnel hired through temporary contracts, in accordance with the applicable laws.	Ok
§ 1 The positions of trust of the higher administration and the power and responsibilities of their positions will be defined in the offices and salary plan of Eletrobras.	§ 1 The positions of trust of the higher administration and the power and responsibilities of their positions will be defined in the offices and salary plan of Eletrobras.	Ok

§ 2 The functions referred to in § 1 might, in exceptional cases, and at the discretion of the Board of Directors, be assigned to technicians or specialists that are not part of the permanent staff of the company.

§ 2 The functions referred to in § 1 might, in exceptional cases, and at the discretion of the Board of Directors, be assigned to technicians or specialists that are not part of the permanent staff of the company.

Ok
There is no correlation

§ 3 The holders of the positions of trust that carry out management duties, thus generating salary advantages not provided for or in noncompliance with the provisions of the employment contracts, staffing and compensation plan, collective bargaining agreement, or the applicable laws, shall be held liable for the damage caused to the company, with prejudice to the penalties established in the Code of Ethics and Conduct of Eletrobras Companies.

Inclusion of provision according to the guidelines of Eletrobras.

Economic effect – The application of such fact may bring on additional costs connected to any lawsuits.

Legal Effect - adjustment for compliance with the applicable laws.

Art. 54. After the close of each fiscal year of Eletrobras and after the deduction of accumulated losses and the provision for income tax and profits of any nature, the employees shall be entitled to a share in the profits, in accordance with the terms of the employment contracts and conventions, signed by Eletrobras, and specific directions determined by the executives.

Art.63. After the close of each fiscal year of Eletrobras and after the deduction of accumulated losses and the provision for income tax, the employees shall be entitled to a share in the profits and results, in accordance with the terms of the employment contracts and conventions, signed by Eletrobras, and specific guidelines determined by the Office of Control of State-owned Companies.

Renumbering and adjustment of wording in accordance with the guidelines of Eletrobras. Without economic effect. Legal Effect - adjustment for compliance with the applicable laws.

Art.55. Eletrobras shall provide social welfare assistance to its employees, through Fundação Eletrobras de Seguridade Social – ELETROS (the ELETROBRÁS Social Security Foundation) in compliance with the stipulations of the Board of Executive Officers.

Art.64. Eletrobras shall provide social welfare assistance to its employees, through Fundação Eletrobras de Seguridade Social – ELETROS (the ELETROBRÁS Social Security Foundation) in compliance with the stipulations of the Board of Executive Officers.

Renumbering Without economic effect. Legal Effect – change without legal impact.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

CHAPTER XII General Provisions	CHAPTER XII General Provisions	Ok

Art. 56. Eletrobras, through its management, is obliged to provide information to the Minister of Mines and Energy, for scrutiny from the Federal Government, and the Audit Court (Tribunal das Contas da União) and the House of Representatives and the Senate (Congresso Nacional), through the Ministry of Mines and Energy.

Art.65. Eletrobras, through its management, is obliged to provide information to the Minister of Mines and Energy, for scrutiny from the Federal Government, and the Audit Court (Tribunal das Contas da União) and the House of Representatives and the Senate (Congresso Nacional), through the Ministry of Mines and Energy.

Renumbering Without economic effect. Legal Effect – change without legal impact.

Sole paragraph. The Chief Executive Officer, when called, must appear in person before any of the committees of any of the two houses of the Congress, to clarify information about any subject about which he was previously informed, and he may be dismissed from his function, in case he does not justify his failure to attend.

Sole paragraph. The Chief Executive Officer, when called, must appear in person before any of the committees of any of the two houses of the Congress, to clarify information about any subject about which he was previously informed, and he may be dismissed from his function, in case he does not justify his failure to attend.

Ok

Art. 57. Eletrobras may enter into contracts with the Federal Government, directly or through companies in which it participates, for the execution of works and services, for which special financial resources were allocated.

Art.66. Eletrobras may enter into contracts with the Federal Government, directly or through companies in which it participates, for the execution of works and services, for which special financial resources were allocated.

Renumbering Without economic effect. Legal Effect – change without legal impact.

§ 1 The installations constructed in accordance with this article may, if the Federal Government so decides be incorporated into Eletrobras or its subsidiaries, provided that, in the respective operation, the legal regime of the service is observed along with the costs.

§ 1 The installations constructed in accordance with this article may, if the Federal Government so decides, be incorporated into Eletrobras or its subsidiaries, provided that, in the respective operation, the legal regime of the service is observed along with the costs.

OK

§ 2 As long as the provision in the previous paragraph has not been complied with, the installations mentioned in this article may be operated by Eletrobras or its subsidiaries, under an agreement entered into with the Federal Government.

§ 2 As long as the provision in the previous paragraph has not been complied with, the installations mentioned in this article may be operated by Eletrobras or its subsidiaries, under an agreement entered into with the Federal Government.

Ok

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

Art. 58. The Board of Executive Officers shall, following approval from the Minister of Mines and Energy, publish the following in the Official Gazette:	Art.67. The Board of Executive Officers shall, following approval from the Minister of Mines and Energy, publish the following in the Official Gazette:	Renumbering Without economic effect. Legal Effect – change without legal impact.
I - the regulation governing competitive bidding;	I - the regulation governing competitive bidding;	Ok
II - personnel regulations, including the rights and duties vested in employees, discipline system and the proceedings for verification of responsibility;	II - personnel regulations, including the rights and duties vested in employees, discipline system and the proceedings for verification of responsibility;	Ok

III - the names of members of staff with indication, in three columns, of the total number of employees, the number of positions occupied and vacant positions, according to career or category as of June 30 and December 31 each year; and

III - the names of members of staff with indication, in three columns, of the total number of employees, the number of positions occupied and vacant positions, according to career or category as of June 30 and December 31 each year; and

Ok
IV - a plan for wages, benefits, fringe benefits and any other portions making up the remuneration of its employees.	IV - a plan for wages, benefits, fringe benefits and any other portions making up the remuneration of its employees.	Ok
There is no correlation	Art 68. The Internal Audit, Ombudsman and the Secretariat of Governance will be directly linked to the Board of Directors.	Inclusion of provision according to the guidelines of Eletrobras. Without economic effect. Legal Effect – change without legal impact.
There is no correlation	CHAPTER XIII Transitional Provisions	Inclusion of provision according to the Eletrobras guidelines. Legal effect – change without legal impact
There is no correlation	Art 69. The installation and operation of the Audit and Risk Committee provided for in Art 40 of these Bylaws shall occur until 06/30/2018.	Inclusion of provision according to the Eletrobras guidelines. Without economic effect. Legal effect - change without legal impact

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

Annex III – Articles of Incorporation consolidated with the proposed changes

CHAPTER I

Name, Organization, Headquarters, and Social Object

Art. 1 Centrais Elétricas Brasileiras S.A. – Eletrobras is a mixed capital corporation, established in accordance with the authorization provided by Federal Law 3,890-A, dated April 25, 1961 and governed by the present Bylaws.

Art 2 Eletrobras, as a company indirectly governed by the public Federal Administration, shall be ruled by Law 3,890-A, of 1961, and by Law 13,303, of 2016 and its rules, by the specific legislation for corporations (sociedade por ações), and by special dispositions of federal laws, when applicable, and by the present Bylaws.

Sole paragraph. The company, its shareholders, managers and members of the Fiscal Council are subjected to the provisions of the Corporate Governance Level 1 Listing Regulations of BM&FBOVESPA (the "Level 1 Regulations").

Art 3 Eletrobras has its head offices in the Federal Capital and central office in the city of Rio de Janeiro, constituted for an indefinite period and will operate directly or through its subsidiaries or companies with which it may become associated, and the company may also open offices in Brazil and abroad in order to further its social object.

§ 1 Eletrobras, directly or through its subsidiaries, or controlled companies, may participate, with or without allocation of funds, in the establishment of consortia or participate in companies, with or without major participation in Brazil or abroad, for the direct or indirect production, transmission or distribution of electricity.

§ 2 The validity of any and all instruments executed by Eletrobras directly or through its subsidiaries or controlled companies, in order to achieve the objective set out in paragraph one of this article, is subject to the approval of at least 2/3 of all members of the Board of Directors.

§ 3 For the purposes of the participations mentioned in the first paragraph, Eletrobras will be responsible for raising the funds that are necessary for the performance of its social object as well as those of its subsidiaries or controlled companies, and it may delegate such activity to them subject to the provisions under the Policy of Responsibilities.

§ 4 Any subsidiaries that Eletrobras might establish, subject to prior legal authorization, will be subject to the general principles of Law 3,890-A, of 1961.

§ 5 The subsidiaries will follow the administrative, financial, technical and accounting rules established by Eletrobras.

§ 6 The representatives from Eletrobras in the management of the companies, subsidiaries or not, in which Eletrobras participates, will be chosen by the Board of Directors, according to criteria established under the law, these bylaws or the Policy of Appointment of companies of Eletrobras.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

Art. 4 The corporate purpose of Eletrobras is:

I - to carry out studies, projects, construction and the operation and building of power units and transmission lines and the distribution of electric energy, as well as to enter into company transactions in connection with these activities, such as the trading of electric energy;

II - to cooperate with the Ministry to which it is subject, in order to establish the country's energy policy;

III - to grant loans to electric energy public utilities under its control, and to provide guaranties, in Brazil or abroad, in favor of electric power utilities, as well as to purchase bonds issued by Eletrobras;

IV - to provide guaranties, in Brazil or abroad, in favor of electric energy public utilities under its control;

V - to promote and support research of its business interest in the energy sector, connected to the generation, transmission and distribution of electric energy, as well as studies regarding the utilization of reservoirs for various purposes;

VI - to contribute to the training of the technical personnel required by the Brazilian electric energy sector, as well as to the preparation of qualified labor, by means of specialized courses, whereto it may also grant assistance to educational entities in Brazil or scholarships abroad and may sign agreements with entities which cooperate in the formation of specialized technical personnel;

VII - to cooperate technically and administratively with the companies in which it is a shareholder and with the divisions of the Ministry to which it is subject.

VIII - to participate in associations or organizations of technical, scientific and entrepreneurial nature, of regional, national or international scope, which may be of interest to the electric energy sector; and

IX - to participate, according to on-going legislation, in programs designed to increase the usage of alternative sources of electric power generation, in addition to the rational use of power and the implementation of smart power networks.

CHAPTER II

Obligations

Art 5 Eletrobras, according to the applicable legal provisions, shall, among other obligations:

I - operationalize programs for the furtherance of the universal access to electric energy;

II - guide its efforts by the sustainability of the economic, financial, social and environmental balance in the business operations and opportunities;

III - support the activities connected to the furtherance and encouragement of the national industry of materials and equipment earmarked for the electric energy sector, by means of the operation of CEPEL - Center for Studies and Research on Electric Energy;

IV - develop programs, projects, and activities of furtherance and guidance of consumers, aiming at the efficient use of energy;

V – prepare and publish the Code of Ethics and Conduct of Eletrobras companies, in accordance with the company’s principles and values, as well as the applicable laws;

VI - follow the Compliance Program of Eletrobras companies;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

VII – follow and make its controlled companies follow the requirements of transparency provided for under the applicable laws; and

VIII - act in full compliance with the Code of Ethics and Conduct of Eletrobras Companies and the United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. §78-dd-1, et seq., as amended), hereinafter referred to as FCPA, and Law no. 12,846/2013, as well as any applicable anti-bribery and anti-corruption laws, or any other laws, rule or regulation of similar purpose and effect, refraining from adopting any practice that may be forbidden for legal persons subject to FCPA and the Brazilian anti-corruption laws.

Art 6. Eletrobras shall take all applicable measures for its managers, agents, employees and any other people acting on its behalf, as well as of its controlled companies, managers, agents, employees and any other people acting on behalf of the latter, to proceed in accordance with the provisions under the Code of Ethics and Conduct of Eletrobras Companies, FCPA, and the Brazilian antibribery laws.

CHAPTER III

Capital, Shares and Shareholders

Art 7. The share capital of the company amounts to R$31,305,331,463.74 (thirty- one billion three hundred and five million three hundred and thirty-one thousand four hundred and sixty-three reais and seventy-four cents), divided into 1,087,050,297 common shares, 146,920 Class “A” preferred shares and 265,436,883 Class “B" preferred shares, all of them without par value.

Art 8. Eletrobras' shares shall be:

I - common, under nominative form, entitled to vote; and

II - preferred, under nominative form, not entitled to vote at Shareholders’ Meetings;

§ 1 Both kinds of shares may be kept in deposit accounts in the names of their respective holders, in the form of book shares, without the issue of any stock certificates, in a financial institution appointed for this purpose.

§ 2 Whenever a transfer of ownership of shares occurs, the financial institution with which they are deposited may collect from the assigning shareholder the cost of any services in connection with the Brazilian transfer thereof, subject to the maximum rates established by the Brazilian Securities and Exchange Commission (CVM).

Art 9. Preferred shares cannot be converted into common shares and shall have preferential right to reimbursement of capital and in the distribution of dividends.

§ 1 Preferred Class “A” shares, which are those subscribed until June 23, 1969, and bonus shares resulting from such shares, shall receive priority in the distribution of dividends, of eight percent over the capital belonging to that type and class of shares, to be equally divided between them.

§ 2 Preferred class “B” shares, which are those subscribed after June 23, 1969, shall receive priority in the distribution of dividends, at six percent over the capital belonging to that type and class of shares, to be equally divided between them.

§ 3 Preferred shares shall participate, on equal terms, with common shares, in the distribution of dividends, after the former have been assured the minimum dividend provided for in 1st and 2nd paragraphs, subject to the following paragraph.

§ 4 Preferred shares shall be entitled to receive dividends, per share, of at least ten per cent above the dividend paid to each common share.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

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Art 10. Eletrobras' capital increases shall be implemented by means of public or private subscription and incorporation of reserves, and any resources obtained shal be capitalized in accordance with the laws in force at the time.

§ 1 When capital increases take place, all shareholders of Eletrobras shall have preemptive rights proportional to their equity interest, and the Federal Government shall subscribe for a number of common shares, in order to ensure it a minimum of 50% plus one share of the voting capital.

§ 2 Eletrobras may effect any capital increase, by means of subscription of shares or conversion of bonds or share credits, provided it maintains the limit of 2/3 of preferred shares in relation to the total issued shares.

Art 11. The payment for shares shall comply with terms and regulations stipulated by the Board of Directors of Eletrobras.

Sole paragraph. Any shareholder who does not make payment in compliance with the terms and regulations set forth in this article shall be legally liable for the payment of any index adjustment, with 12% (twelve per cent) interest p.a. and a fine of 10% (ten per cent) calculated on the overdue installment.

Art 12. Eletrobras may issue multiple share certificates.

§ 1 Any reverse split or split of shares may be made upon the shareholder's request, provided that the expenses incurred with the substitution of certificates, which cannot exceed the costs incurred, shall be paid by such shareholder.

§ 2 The services of conversion, transfer and split of shares may be temporarily suspended, in accordance with the principles and limitations of the laws in force at the time.

Art 13. Eletrobras may issue non- convertible bonds and debentures, the latter with or without the guarantee of the National Treasury.

Art 14. Eletrobras, after deliberation by the Board of Directors, may purchase its own shares for cancellation, or maintenance in Treasury and further sale, up to the value of revenues and reserves, except for the legal reserve, in accordance with legal and regulatory measures.

Art 15. The redemption of shares of one or more classes may be effected according to the resolutions of the Extraordinary Shareholders’ Meeting, not dependent upon approval by a Special Shareholders’ Meeting, according to the types and classes in question.

CHAPTER IV

Shareholders’ Meeting

Art 16. The Ordinary Shareholders’ Meetings shall be held within the four months immediately following to the close of the fiscal year, at an hour and on a date previously set, for:

I - the appreciation of the accounts prepared by the managers; examination, discussion and voting of financial statements;

II - resolutions about the use of the net profit for the fiscal year and the distribution of dividends; and

III - election and dismissal of the members of the Board of Directors of Eletrobras and the Fiscal Council, and fixing the remuneration of the managers and members of the Fiscal Council and Audit and Risk Committee, in accordance with applicable legislation.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

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Art 17. Besides the instances provided for in the applicable laws, the Shareholders’ Meeting shall meet whenever the Board of Directors of Eletrobras deems it advisable and, specifically, decide about the following matters:

I - the assignment of all or any part of its shares in the share capital of Eletrobras or its subsidiaries;

II - capital change;

III - waiver of the right to subscribe for debentures or shares convertible into shares of its subsidiaries;

IV - the issue of debentures convertible into shares or the sale thereof, if they are treasury stock;

V - the sale of debentures convertible into shares owned by Eletrobras, issued by its subsidiaries;

VI - the issue of any other titles (títulos) or securities, in Brazil or abroad;

VII - any splitting, merger or incorporation, dissolution and wind-up of the company;

VIII - any exchange of shares or other securities;

IX - exchange of shares of one or more classes, independently of approval by the Special Shareholders’ Meeting of the types and classes in question.

X – reform of the Bylaws;

XI - authorization for the company to bring suit to enforce civil liability on the managers for loss caused to its assets;

XII - election and dismissal, at any time, of liquidators, taking their accounts into consideration; and

XIII – evaluation of the assets of the shareholder to be considered for share in the social capital.

§ 1. The minimum time period between the first announcement of the Shareholders’ Meeting and the date of the meeting shall be 15 days and 8 days for the second notice.

§ 2 The General Shareholders’ Meeting may only deliberate on the agenda business, referred to in the respective notice of meeting, precluding the approval of general subjects.

§ 3 The deliberations of the Shareholders’ Meeting shall be carried out by majority votes, except for those requiring qualified quorum, being the vote of each individual representative proportional to the shareholding participation in the company's share capital.

§ 4 The deliberations of the General Shareholders’ Meeting shall be booked in the minutes, and may be summarized.

§ 5 - The declaration of vote can be registered if the shareholder representative so decides.

§ 6 Any shareholders abstaining from voting must be registered in the minutes and in the disclosure document of the Shareholders’ Meeting.

§ 7 The Board of Directors shall be responsible to deliberate on the convening of the Shareholders’ Meeting. The Fiscal Council and shareholders shall be responsible in the cases provided for under the law.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

§8º The chair, conducting the proceedings of the Shareholders’ Meeting shall consist of the Chief Executive Officer of Eletrobras or his substitute and a secretary, chosen from among those present.

Art 18. The public notice shall state that the presence of the shareholders at the General Meeting is conditioned upon compliance with the requirements established by the law for this purpose.

Art 19. Shareholders may be represented by a proxy at the Shareholders’ Meetings, in accordance with the provisions of article 126, of Law 6,404 of 1976.

§ 1 The documents evidencing the condition of shareholder and his representation shall be delivered at the office of Eletrobras, according to the notice of meeting, up to 72h (seventy-two) hours before the Shareholders’ Meeting is held.

§ 2 Will be admitted to the General Shareholders Meeting all shareholders who attend with the full documentation needed to the participation in the Meeting

§ 3 The recognition of signatures of the instrument of mandate is not required for non-resident shareholders and holders of depositary receipts, and the proxy may be deposited at Eletrobras' head-office within seventy-two hours prior to the the day scheduled for the Shareholders’ Meeting.

§ 4 The representation of the Federal Government at the Shareholders’ Meetings will be made according to the applicable federal law.

§ 5 Eletrobras shall facilitate the remote participation and voting, in accordance with the Instruction of the Securities Commission – CVM.

CHAPTER V

Management

Art 20. The management of Eletrobras, in accordance with these Bylaws and legislation in force, is the responsibility of the Board of Directors and the Board of Executive Officers.

Art 21. The exercise of the functions of the management of Eletrobras is reserved for Brazilian individuals, with members of the Board of Executive Officers having to be resident in the country, and depending on the law, the same may be required for other management positions

§ 1 The minutes from the Shareholders’ Meeting, or meeting of the Board of Directors, which had elected, respectively, directors and executive officers, should state the qualifications of each member and their mandate period, and if so required by law, such additional requirements as the law prescribesirements, which will be filed at the head-office.

§ 2 The requirements shall be evidenced in documentation, resorting to the information referred to in standardized form, approved by the Office of Coordination and Governance of State-owned Companies.

Art 22. The investiture into the management office of Eletrobras shall follow the conditions imposed under the applicable laws, as well as those under the Policy of Appointment of Eletrobras companies.

§ 1 Whenever the Policy of Appointment intends to impose requirements additional to those established under the applicable laws onto the Eletrobras’ Directors, such requirements shall be forwarded for deliberation of the shareholders, at General Shareholders Meeting.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

§ 2 In addition to the conditions for the investiture referred to in the head provision of this Art, the nominee for the officer’s position, in addition to the Chief Executive Officer, should have:

I - professional experience of at least 5 (five) years in the position or assignment, directly connected to the main theme of the Executive Board.

Art 23. Officers shall not discuss subjects that conflicts with their interests or the interests of third parties under their influence, in accordance with the terms of article 156 of Law 6,404 of 1976. In this case, an officer must declare such interest and refrain from discussing the subject.

Art 24.  The members of Board of Directors and Executive Officers will take office after signing their investiture, undersigned by the Chief Executive Officer and by the director or executive officer that took office, at the minute book from the Board of Directors of Eletrobras, or the Board of Executive Officers, as the case may be.

§ 1 In the event that the CEO of Eletrobras is the one who takes office, the State Minister to whom Eletrobras is linked shall also sign the term of investiture.

§ 2 In the event that such investiture is not signed within thirty days following the indication, the appointment will be canceled, unless a justification is accepted by the office to which the member has been appointed.

§ 3 The investiture must contain, subject to becoming null, the indication of at least one address at which the officer will receive process for administrative and legal proceedings regarding their management, which shall be deemed accomplished by means of delivery at the indicated address, which can only be changed by written notification to Eletrobras.

§ 4 Taking office of the Board of Directors and the Board of Executive Officers is subject to the signing the Management Consent Form (Termo de Anuência dos Administradores), pursuant to the Level 1 Regulation as well as the applicable legal requirements.

Art 25.  Each management board member shall, before entering and leaving office, submit an annual statement of assets to the company, the Public Ethics Committee of the Presidency of the Republic – CEP/PR and the Audit Court.

Art 26. The term of management of the members of the Board of Directors and the Executive Board shall be extended until the effective investiture of the new members.

§ 1 For the deadlines set forth at the start of Arts 32  and 42, the previous periods of management or performance occurred within less than 2 (two) years will be considered.

§ 2 Once the maximum management deadlines set forth at the start of Arts 32 and 42 are reached, the return of the member of the Board of Directors or of the Board of Executive Officers may only occur after a period equivalent to a term of management.

§ 3 For the purposes of the provisions of the head provision of Art 42, the appointment of a director to serve on another executive board of Eletrobras is not considered as a reinstatement.

Art 27. The elected directors shall participate, in the inauguration and annually, in the specific training on corporate and capitals market laws, disclosure of information, internal control, code of conduct, Law 12,846/2013, and other subjects connected to the activities of Eletrobras.

Sole paragraph. It is hereby forbidden to reinstate a manager who does not participate in any annual training provided by the company over the last two years.

Art 28. The Board of Directors of Eletrobras and the Board of Executive Officers may hold meetings when the majority of their members are present and their decisions shall be taken, respectively, by voting of the majority of the directors and executive officers present at the meetings.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

§ 1 Minutes should be drawn up after each meeting, and said minutes shall be signed by all the members present.

§ 2 The Board of Directors of Eletrobras shall meet ordinarily, once a month, and the Board of Executive Officers, once a week.

§ 3 It is the responsibility of the Chairman of the Board of Directors and the Chief Executive Officer or the majority of the members of each committee of the company`s management, to call, extraordinarily, the meetings of Board of Directors of Eletrobras and of the Board of Executive Officers.

§ 4 The Chairman of the Board of Directors and the Chief Executive Officer are entitled, besides their personal votes, to a casting vote in connection with decisions of Board of Directors of Eletrobras and resolutions of the Board of Executive Officers.

Art 29.  Members of the Board of Directors and the Board of Executive Officers shall be responsible, under the terms of the applicable laws, individually and collectively, for the acts performed by them and for the damages caused by them to the company.

§ 1 Eletrobras will provide defense for the members and ex-members of the Board of Executive Officers and Board of Directors in judicial and administrative suits against them relating to behavior performed while in office, provided it is not incompatible with the company's interests.

§ 2 The benefit provided in the first paragraph of this Art shall apply, as appropriate, to the Audit and Risk Committee, to the occupants and former occupants of positions of trust and other employees regularly invested with the powers delegated to the managers.

§ 3 Benefits as mentioned shall comply with terms established by the Board of Directors, following consultation with the legal department of Eletrobras.

§ 4 Eletrobras can enter into a Directors & Officers Liability (D&O) insurance policy, in the form and with coverage as defined by the Board of Directors, in accordance with the 1st and 2nd paragraphs, in favor of the people mentioned to protect them from the responsibility of acts or facts by which they could be held accountable judicially or administratively.

§ 5 If any of the members are convicted, and not allowed to appeal further in respect to company´s Bylaws or deriving from an act with deceitfulness or guilt, such member shall reimburse Eletrobras the total costs and expenses deriving from defense procedures as mentioned within the 1st paragraph, besides any reputational damages to the company.

Art 30. The managers of Eletrobras who may come up with salary advantages without provision or in noncompliance with the provisions of the employment contracts, staffing and compensation plan, collective bargaining agreement, or the applicable laws, shall be held liable for the damage caused to the company, based on the head provision of Art 29 hereof.

Art 31. The maximum limit of participation of a Director in the Board of Directors and/or Fiscal Council may not surpass 5 (five) in number, taking into account the Eletrobras’ one, in accordance with the compensation limit.

Sole paragraph. The paid participation of members of the federal public administration, directly or indirectly, in more than 2 (two) collegiate bodies of state-owned companies, including the Boards of Directors and Fiscal Council and the Audit Committees, is forbidden.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

CHAPTER VI

Board of Directors

Art 32.  The Board of Directors shall consist of 11 (eleven) members, elected by a Shareholders’ Meeting, which shall appoint the Chairman among them, with a unified term of office of 2 (two) years, with a maximum of 3 (three) consecutive renewals, constituted by:  0020

I - seven members appointed by the Minister of Mines and Energy among which at least two must meet the conditions set forth in art. 25 of Law 13,303/2016 and in art. 39 of Decree No. 8,945/2016;

II - one director appointed by the Minister of Planning, Development and Management, according to the applicable law;

III - one director elected by a separate voting during the Shareholders’ Meeting, by the minority holders of the common shares, issued by Eletrobras, with applicants meeting the requirements of Law 13,303/2016;

IV - one director elected by a separate voting during the Shareholders’ Meeting, except for the controlling shareholder, holders of the preferred shares issued by Eletrobras, representing at least ten percent of the capital. Such calculation excludes the shares held by the controlling shareholder, and applicants should meet the requirements of Law 13,303/2016; and

V - one director elected representing the employees, chosen by direct vote of his peers among the employees in an election organized by the company in conjunction with the unions that represent them under the applicable law.

§ 1 The right to vote set out in item IV above, is reserved for preferred shareholders who prove uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders’ Meeting.

§ 2 The director representing the employees, provided for in item V, will not participate in discussions and deliberations on subjects involving labor relations, compensation, benefits and advantages, including subjects of pension and health care, cases in which there is a conflict of interests.

§ 3 The matters that imply conflicts of interest, as provided for in § 2 above, shall be deliberated on a special meeting, without the attendance of the director representing the employees, who shall have access to the minutes of the meeting and the documents connected to the deliberations, over the term of up to 30 days.

§ 4 The Board of Directors shall include at least 25% (twenty-five percent) of the independent members, under the terms of Law 13,303/2016.

§5 The Ministry of Mines and Energy shall indicate the independent members of the Board of Directors referred to in §4 of this article, in case the other shareholders do not do so.

Art 33.  It shall be incumbent upon the Board of Directors to set fundamental management guidelines, at the initiative of its members, or to propose to the Board of Executive Officers, for the purposes of examination and deliberation, as well as the superior control of Eletrobras and subsidiaries, for oversight of compliance with guidelines established by it, monitoring the implementation of approved programs and verifying the results obtained.

§ 1 The Board of Directors will meet at least once a year without the presence of the Chief Executive Officer, including for approval of the Annual Plan of Internal Audit Activities – PAINT and Annual Report of Internal Audit Activities – RAINT.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

§ 2 The Board of Directors will meet at least twice a year with the presence of external auditors.

Art 34. The monthly remuneration owed to the members of the Board of Directors, determined by General Meeting, shall not surpass ten percent of the average monthly compensation of officers, except for the amounts related to vacation and benefits, and the payment of participation in the company’s profit of any type is hereby forbidden.

Sole paragraph. The members of the Board of Directors shall have its transportation and stay expenses reimbursed whenever they reside out of the city of meeting, and only the commuting when they reside in the city.

Art 35.  In addition to the cases provided for under the law, a position will be vacant when the member of the Board of Directors fails to attend two consecutive meetings, or three non-continuous meetings, over the 12 (twelve) meetings without a reason.

Art 36. In the exercise of the duties appurtenant to the Board of Directors, without prejudice to the assignments provided for in the applicable laws:

I - decide on the organization of subsidiaries or the termination of the participation of Eletrobras in such companies;

II – discuss the association, directly or through subsidiary or controlled companies, with or without the allocation of resources for setting up consortia or participation in companies, with or without control, in Brazil or abroad, which are intended directly or indirectly to explore the production, transmission or distribution of electricity under a concession, authorization or permission;

III – deliberate on the shareholders’ agreements to be executed by Eletrobras, its subsidiaries or controlled companies, before its execution, abiding by the applicable laws;

IV - define the policy for granting loans and financing, not permitting loans to managers, members of the Fiscal Council, employees and majority shareholder;

V - state its position about the acts approve the contracts in accordance with the applicable policy of responsibilities, undertaking, among such acts or contracts, without limitation, the responsibility for the granting of financing to utility electric energy companies under its control, and for the entry into loans in Brazil and abroad;

VI – approve, abiding by the policy of responsibilities, the granting of guarantee for loans or financings signed domestically or abroad, by subsidiaries or not, where it holds interest;

VII- to approve, in accordance with the policy of competences, the contracting of loans or financing, in the country or abroad, of controlled companies;

VIII - decide on the organization of technical-scientific research entities which are of interest to Eletrobras in the energy power sector, as well as, approve, respecting the policy of competences, the granting of financing and guarantees to those under its control;

IX - to call a Shareholders’ Meeting, in the circumstances stipulated by Law 6,404 of 1976, or whenever it deems convenient;

X - decide on the distribution of functions among the members of the Board of Executive Officers, abiding by the assignments established under these Bylaws;

IX - propose to the Shareholders’ Meeting a capital increase, issuance of shares, subscription bonds and debentures of Eletrobras, except for those described in item XII;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

XII - authorize the acquisition of shares of Eletrobras, to be canceled or held in treasury for subsequent sale, and to decide on the issuance of non-convertible debentures;

XIII - decide on the negotiation of shares or debentures;

XIV - authorize the sale of permanent assets and the creation of real property liens, abiding by the Policy of Responsibilities with respect to the disposal of real property;

XV - deliberate on the making and acceptance of donations, with or without charges, abiding by the provisions in the Compliance Manual and the Code of Ethics and Conduct of Eletrobras’ Companies, as well as the Policy of Competences;

XVI - choose and remove officers of the company and supervise their management;

XVII - appraise, at any time, the books and documents of Eletrobras, as well as to request information about the contracts executed or close to be executed and on any other acts;

XVIII – implement and supervise the systems of management of risks, internal controls and compliance established for preventing and mitigating the main risks to which Eletrobras and its controlled companies is exposed, including the risks connected to the integrity of accounting and financial information and those connected to the event of bribery or fraud;

XIX - analyze, at least quarterly, the interim balance sheet and other financial statements, without prejudice to the activities of the Fiscal Council;

XX - approve management’s reports and internal controls, as well as those of the Board of Executive Officers;

XXI - select and dismiss the independent auditors and also select and dismiss the financial institution which will be responsible for the custody of Eletrobras’ shares in deposit accounts, in the name of their respective owner, in book entry form, without the issuance of certificates, according to the 1st paragraph of Art  8 hereof;

XXII – deliberate on the appointment and dismissal of holders of the Internal Audit, after approval of the Ministry of Transparency and Office of the Federal Controller General, Ombudsman’s Office, and Governance Office;

XXIII - deliberate on the assignments and operations of the Internal Audit, Ombudsman’s Office, and Governance Office;

XXIV – deliberate on the proposals for implementation of remedial measures, or those connected to the improvement of procedures and routines, as a result of the analysis of the statements received by the Ombudsman’s Office;

XXV - request periodical internal audit about the activities of the entity of supplementary social security that manages the plan of company’s benefits;

XXVI - establish the fundamental guidelines of the administrative organization of Eletrobras;

XXVII - select, abiding by the requirements of the Policy of Appointments in force, the Eletrobras’ representatives in the management of either subsidiaries or not, associations and foundations, in which it participates, being appointed for those functions, preferably, company’s employees or from subsidiaries;

XXVIII – prepare, change and approve its Internal Rules, observing the rules on composition and competence set forth in these Bylaws and in the current legal norms;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

XXIX - decide on the declaration of interim dividends and on the payment of interest on capital, at the proposal of the Board of Executive Officers, in accordance with the provisions of art. 47, item XIII, hereof;

XXX - grant vacation or leave to the Chief Executive Officer;

XXXI - establish the number of functions of trust of the top management of Eletrobras, pursuant to item II of art. 62 hereof, as well as those of the controlled companies;

XXXII – approve the maximum quantity of personnel and the performance of competitive civil-service examination for Eletrobras and controlled companies;

XXXIII - approve the Strategic Planning and Master Plan of Business and Management, and amendments;

XXXIV – approve the annual budget of Eletrobras and controlled companies, which shall be prepared to meet the Strategic Planning and Master Plan of Business and Management of each company;

XXXV - approve the signing of the Corporate Performance Goals - CMDE, through which the controlled companies of Eletrobras undertake to comply with the strategic guidelines defined therein, in order to meet the goals and outcomes established by the parent, as well as the policy of consequences applied to Eletrobras and its controlled companies, following up its effective fulfillment;

XXXVI – approve the policies and guidelines on the transactions and executions of electric power purchase contracts of Eletrobras and its controlled companies, as well as its statements regarding lawsuits in the Electricity market, following the provisions under Item V of this Art;

XXXVII – approve the investment projects of Eletrobras and its controlled companies, according to the applicable Policy of Competences;

XXXVIII – approve the policy of transactions with related parties, in compliance with the requirements of competitiveness, compliance, transparency, equity and interchangeability, which shall be reviewed at least annually;

XXXIX – assess the performance, either individual or collective, at least once a year, of the directors and members of the Committees, under the terms of the applicable laws;

XL - decide on the creation, operation, and termination, according to the Bylaws, of Committees to Support the Board of Directors for further discussion of strategic studies, as well as to elect and dismiss its members, in accordance with the applicable laws;

XLI – approve a Policy of Appointment that establishes the minimum requirement for appointment of the members of the Board of Directors, Fiscal Council and Board of Executive Officers, at the companies where Eletrobras and controlled companies participate, in addition to foundations, associations and pension funds;

XLII - establish the policy of disclosure of information of Eletrobras;

XLIII - approve and inspect the fulfillment of targets and specific results to be met by the members of the Board of Executive Officers;

XLIV - carry out annual analysis with respect to the fulfillment of targets and outcomes under the Master Plan of Business and Management and Strategic Plan, and should publish its conclusions and report them to the Audit Court (Tribunal das Contas da União) and the House of Representatives and the Senate (Congresso Nacional), under the terms of the applicable laws;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

XLV - discuss, approve and follow up the decisions that underlie corporate governance practices, relationship with stakeholders, policy of management of people and code of conduct of agents under the scope of Eletrobras and the respective guidelines of its controlled companies;

XLVI – approve the policy of competences;

XLVII – make clear its position on the proposals to be subject to deliberation of shareholders under a meeting;

XLVIII - approve the Policies of Compliance and Management of risks, Dividends, and Shareholdings, as well as other general policies of the company;

XLIX - undersign the Annual Letter, stating the commitments to meet goals of public policies;

L - approve the Regulation governing competitive bidding;

LI- state its position about the report submitted by the Executive Board of Officers resulting from the internal audit on the activities of the entity of supplementary social security;

LII- state its position about the compensation of the members of the Executive Board and the participation in the company’s profit;

LIII - authorize the establishment of subsidiaries, as well as the acquisition of minority interest in the company; and

LIV - establish policy of spokespersons aiming at eliminating the risk of contradiction between information from several areas and those of the executives of the company; and

LV - to decide on cases not provided for in these Bylaws.

§ 1 The quantities of positions of trust of the higher administration of Eletrobras and the maximum amount of personnel, approved by the Board of Directors, under the terms of Items XXXI and XXXII of this Art, shall be subject, under the terms of the law, to the approval of the Office of Coordination and Governance of the State-owned Companies – SEST.

§ 2 The obligation of the publication referred to under Item XLIV shall not be imposed with regard to information of strategic nature that, if disclosed, may jeopardize the interest of the company.

§ 3 The minutes of meetings of the Board of Directors of Eletrobras will be filed with the Trade Registration (Registro do Comércio) and the minutes containing decisions having effects on third parties will be published.

Art 37.  The Board of Directors, in each fiscal year, shall submit, to the decision of the Ordinary Shareholders’ Meeting, the management report, and the financial statements, as well as the proposal for the distribution of dividends and the application of surplus values, attaching its opinion and the opinion of the Fiscal Council, pursuant to item XIII of art. 47, and the certificate of the independent auditors.

Art 38. In the event of a vacancy in the office of Chairman of the Board of Directors, a substitute shall be elected, in the first meeting of the Board of Directors, remaining in the office until the next Shareholders’ Meeting.

Art 39. In the event of a vacancy in the office of a director, the substitute shall be appointed by the remaining directors and shall act until the first Shareholders’ Meeting, according to article 150 of Law 6,404 of 1976.

Sole paragraph. The chosen director shall finish the mandate of the replaced director.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

Art 40. The Board of Directors shall rely on the support of the Audit and Risk Committee and the Committee of Management, People and Eligibility.

§ 1 The committees referred to in the head provision of this Art shall have its operating rules established under their respective bylaws, according to Law 13,303/16 and other applicable laws.

§ 2 The assignments of the Audit and Risk Committee that are in charge of the Audit Committee, as provided for under Law 13,303/16 and its regulation, may cover the subsidiaries of Eletrobras.

§ 3 The Audit and Risk Committee, which is permanent, shall consist of at least 3 members and a maximum of 5 members, and shall observe the conditions imposed by applicable national and foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE").

§ 4 The compensation of the Audit and Risk Committee shall be set at a Shareholders’ Meeting at an amount not smaller than the compensation of the fiscal board members.

§ 5 The members of the Board of Directors which hold a position in the Audit and Risk Committee of the company shall decide whether or not a compensation will be established for members of such Committee.

§ 6 The assignments of the Committee of Management, People and Eligibility which are charged with the Eligibility Committee and provided for under Law 13303/16 and its regulation, may cover the companies where Eletrobras is direct and indirect participant.

Art 41. In addition to the committees referred to in the previous Art the Board of Directors may create other committees to support decision-making, under the terms of Item XL of Art 36.

Sole paragraph. The rules for the function of the committees referred to in the head provision of this Art shall be established in their own internal rules, without prejudice to the applicable laws.

CHAPTER VII

The Board of Executive Officers

Art 42. The Board of Executive Officers shall be composed of the President and up to 06 (six) officers, with the minimum of 03 (three) members, all of them elected by the Board of Directors, with a unified management term of 2 (two) years, with a maximum of 3 (three) consecutive renewals being permitted.

Sole paragraph. The Chief Executive Officer – CEO of Eletrobras will be chosen from among the members of the Board of Directors. The same person cannot occupy the position of CEO of the company and Chairman of the Board of Directors.

Art 43. The general management of Eletrobras shall be incumbent upon the Board of Executive Officers, in accordance with the guidelines established by Board of Directors.

§ 1 The Chief Executive Officer and executive officers may not exercise management, administrative or consulting functions at private sector companies, electric energy public concessionaires or em private companies that are in any way connected to the electricity sector, except in subsidiaries, controlled companies, specific purpose entities and concessionaires under control of the states in which Eletrobras holds a participation, where they can hold positions on the board of directors and fiscal council, subject to the provisions of Law No. 9,292 of July 12, 1996 regarding the right to receive compensation.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

§ 2 A condition precedent for the investiture in an executive board office is the undertaking of commitment with specific goals and results, which shall be accomplished as approved by the Board of Directors.

Art 44. The members of the Board of Executive Officers cannot be absent from their office for more than thirty consecutive days, except in the case of holidays or leave of absence, as well as in the cases authorized by the Board of Directors, under penalty of removal from their office.

§ 1 The granting of vacation or leave of absence for  up to 30 (thirty) days to the executive officers will be subject to approval by the Board of Executive Officers, except as provided in item XXX  of art.  36  hereof.

§ 2 In the case of temporary incapacity, leave, or holidays of any member of the Board of Executive Officers, his substitute shall take over in accordance with the procedure established by the other members, provided, however, that such substitute is not a member of this Board, except for the President, whose substitute shall be appointed among the other officers by the Board of Directors.

§ 3 If a vacancy definitively occurs in the Board of Executive Officers, the same criteria from the previous paragraph shall be applied in order to replace the executive officer who will resign from the company, until the next Board of Directors of Eletrobras meeting appoints a substitute to occupy the vacant office during the remaining term of office of the substituted member.

Art 45. The Chief Compliance Officer shall be chosen by means of a list of three applicants, defined by a company specializing in the selection of executives.

§ 1 The integrity area may report directly to the Board of Directors in situations in which there is alleged involvement of the company’s CEO in irregularities or when he fails to take the necessary measures with respect to the situation reported.

§ 2 In the situations referred to in the previous paragraph, the subject shall be addressed without the presence of the company’s CEO.

Art 46. The Board of Executive Officers shall not be allowed to perform the activities standing as conflict of interest, abiding by the manner and term established in the applicable laws.

§ 1 After the term of office, a former member of the Board of Executive Officers who is impeded may receive an indemnity equivalent to the fixed fee set per month for the position he held, abiding by the paragraphs 2 and 3 of this Art.

§ 2 An impediment shall depend on the positioning by the Commission of Public Ethics of the Presidency of the Republic.

§ 3 A compensation will not be owed to a former member of the Board of Executive Officers who returns before the impediment and takes up the duties in the public or private administration office he was assigned before his investiture, provided that there is no conflict of interests.

Art 47. The Board of Executive Officers, in the exercise of its rights and duties shall, specifically:

I – prepare and submit, to the Board of Directors, the fundamental guidelines of administrative organization of Eletrobras, as well as approve the referral of other subjects under the jurisdiction of the mentioned Board;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

II – submit, until the last shareholders’ meeting of the Board of Directors of the previous year, the master plan of business and management for the next annual year, as well as the long-term strategy adjusted with the analysis of risks and opportunities for, at least, the next 5 (five) years;

III - manage Eletrobras, take all adequate measures necessary for the faithful execution of guidelines and directives of the Board of Directors and, except for the cases of mandatory submission to the Board of Directors, decide on acts and approve contracts in accordance with the applicable policy of competences, including, among them, but not limited, the granting of financings for electric energy public utility companies under its control, and the entry into loans in Brazil or abroad;

IV - establish administrative, technical, financial and accounting rules for Eletrobras;

V - prepare the budgets of Eletrobras, to meet the strategic plan and the multiannual plan of business and investments;

VI - approve changes in the organizational structure of management boards and those of its controlled companies of Eletrobras, including, for the latter, the creation, termination and operation of committees which are linked to it;

VII - approve plans which provide for the admission, career, access, benefits and discipline of the employees of Eletrobras;

VIII - approve the names indicated by the executive officers to occupy places directly under their control;

IX - issue an opinion in the case of admission, praise, sanction, transfer and dismissal of employees directly subordinated to the executive officers;

X - delegate authority to executive officers for individual decisions on matters included within the scope of the functions of the Board of Executive Officers;

XI - delegate powers to executive officers and employees for the approval of expenses, establishing limits and conditions;

XII – authorize, in accordance with the applicable legislation, that Eletrobras employees leave the country in order to performing technical activities or professional development essential to its institutional mission;

XIII - prepare, in each fiscal year, a Management Report, financials, a proposal for allotment of dividends and the payment of interest on own capital and investment of surplus, to be submitted for the review of the Board of Directors, the Fiscal Council, and the Audit and Risk Committee, and for the review and decision of the Shareholders’ Meeting;

XIV - prepare plans for the issuance of debentures, for the review of the Board of Directors of Eletrobras, which shall decide about them or submit them to the Shareholders’ Meeting, as the case may be;

XV - control the activities of subsidiaries and controlled companies;

XVI - appoint representatives of Eletrobras for Meetings of companies in which it participates as shareholder, and associations where it is a member, issuing instructions for their performance;

XVII – approve the trading of rights on the results of research, development and innovation of their controlled companies, connected to the electricity industry;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

XVIII - establish a guideline for the vote of all companies controlled by Eletrobras at Meetings of the Electric Power Trading Chamber – CCEE;

XIX – deliberate on the purchase, sale or burdening of real estate and personal property, in accordance with the sums established in the applicable policy of responsibilities;

XX – prepare, change and approve its Internal Rules;

XXI - inspect and follow up business companies, including Special Purpose Enterprises - SPEs, wherein it holds shareholding participation, with respect to the governance practices, the results submitted and the control, proportionally to the relevance, materiality and risks for the business.

CHAPTER VIII

Duties of the Chief Executive Officer and Executive Officers

Art 48. Without prejudice to the other assignments of the Board of Executive Officers, the company’s Chief Executive Officer shall:

I - carry out the preparation, management and follow-up of the Strategic Planning and Master Plan of Business and Management of Eletrobras’ companies;

II - carry out the management of performance, sustainability and business development;

III - represent Eletrobras in and out of court, before other companies, shareholders or the public in general, being entitled to assign such powers to any executive officer, as well as appoint representatives, attorneys, agents or proxies;

IV - to preside over the Shareholders’ Meetings;

V - to hire and dismiss employees;

VI - to formalize the appointments approved by the Board of Executive Officers;

VII - develop the relationship policy of the Holding and companies of Eletrobras with the society in general and coordinate the press activities, internal communications, events, advertising, sponsoring and ceremonies;

VIII - together with another executive officer, to manage the funds of Eletrobras and sign deeds and contracts, which may be delegated to other executive officers and employees or attorneys of Eletrobras, with the approval of the Board of Executive Officers;

IX - ratify, in accordance with applicable legislation, the act of an entity member of the Eletrobras Companies deciding on the removal of its respective employees except as provided for in Art  47, item XII, hereof;

X – appoint the electoral commission in order to organize the election of the employee representative on the Board of Directors and declare the winning candidate and communicate the result to the controlling shareholder to adopt the necessary action to designate the employees' representative on the Board; and

XI – perform other assignments that may be established by the Board of Directors.

Art 49. The assignments of the other Officers, without prejudice of the other activities assigned to them by the Board of Directors, shall be as follows:

§ 1 The Chief Generation Officer shall have to:

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

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  carry out the prospection, assessment and development of energy supply expansion projects;

   II.        set guidelines on the energy trading business and coordinate the participation of Eletrobras companies in energy auctions;

  III.        set guidelines to the programs of maintenance and for the follow-up of the operating performance of power units; and

  coordinate the activities connected to the sector regulation of the business of generation, trading of power and energy efficiency.

§ 2 The Chief Transmission Officer shall have to:

  analyze the opportunities of new transmission business;

  carry out programs of investment and implementation of transmission projects of interest of Eletrobras;

  set the guidelines and monitor the operating performance and the maintenance programs of transmission, under the scope of Eletrobras companies; and

  carry out activities connected to the electric energy sector regulation, under the scope of the Holding and Eletrobras companies.

§ 3 The Chief Distribution Officer shall have to:

  align the management of the Distribution companies to the Strategic Planning of Eletrobras companies;

  follow up the policies, strategies, planning, technical and commercial services and results of the Distribution companies;

  define and follow up economic, financial, and commercial and operating indicators of the Distribution companies; and

  promote the technical and institutional relationship with government agencies and Associations, relating to affairs of the sector’s regulation of electric energy distribution operations.

§ 4 The Chief Compliance Officer shall have to:

   I.        ensure the compliance with proceedings and mitigation of risks in the activities of the Holding and Eletrobras’ company, including fraud and bribery, ensuring the abidance by the laws, standards, rules and regulations internal or external to the Company, and ensure the fulfillment of the compliance requirements under Law 13,303/2016;

  II.        apply internal mechanisms and procedures to ensure integrity, as provided for in the Decree 8,420/15, which allow spotting and correcting any deviations, frauds, irregularities, as well as encouraging internal whistleblowing of irregularities;

III.        sport, assess, treat, follow up and report avoidable operating loss for a better management of the risks inherent to the main processes of Eletrobras’ companies, extending the accountability of the concerned parties; and

IV.        supply the Board of Directors, the Audit and Risk Committee, and the Board of Executive Officers with independent, unbiased and timely assessments on the effectiveness of the management of risks, appropriateness of the internal controls and fulfillment of the standards and regulations associated with the operations of Eletrobras’ companies, especially those connected to the risks found in the anticorruption practices of the Company.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

§ 5 The Chief Financial Officer and Investor Relations Officer shall have to:

   I.        carry out the economic and financial, tax and fiscal planning and control of Eletrobras;

  II.        carry out the accounting control and statement of economic and financial results;

III.        carry out the economic and financial analysis of investments and divestments; and

IV.        carry out the corporate, economic and financial management of interests, including Specific Purpose Enterprises.

§ 6 The Chief Legal and Corporate Management Officer shall have to:

   I.        undertake to be legal representatives of Eletrobras, before court and out of court, and in internal legal consulting;

  II.        carry out people management practices;

III.        provide the goods and services infrastructure and supply; and

IV.        provide the resources of Information Technology and Data and Voice.

CHAPTER IX

Fiscal Council

Art 50. The Fiscal Council is held permanently and is composed of 5 (five) effective members, and their respective substitutes, elected by the Shareholders’ Meeting, and all of its members have to be Brazilian citizens and residents, either shareholders or not, with term of office of 02 (two) years, and there may be 02 (two) renewals at the most, and shall include as follows:

I – 01 (one) member and the respective substitute appointed by the Ministry of Finance, as representative of the National Treasury, which shall be a public servant with permanent office at the federal government;

II – 02 (two) members and the respective substitutes elected by the controlling shareholder;

III – 01 (one) member and the respective substitute elected by the minority common shareholders; and

IV - 01 (one) member and the respective substitute elected by the holders of preferred shares.

§ 1. The members and respective substitutes of the Fiscal Council appointed under the terms of Items III and IV of this Art shall be elected in separate voting.

§ 2 In the period provided for in the head provision of this Art, any prior periods of office that occurred less than 2 (two) years ago shall be taken into consideration.

§ 3 After the maximum period provided for in the head provision of this Art, the member of the Fiscal Council can only return after a period equivalent to a term of office.

Art 51. The investiture into the office of the Fiscal Director of Eletrobras shall follow the conditions imposed under the applicable laws, as well as those under the Policy of Appointment of Eletrobras companies.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

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§ 1 Whenever the Policy of Appointment intends to impose requirements additional to those established under the applicable laws onto the Eletrobras’ Fiscal Directors, such requirements shall be forwarded for deliberation of the shareholders, at a Shareholders’ Meeting.

§ 2 The members of the Fiscal Council shall be invested in their positions, independently of the signing of the term of office, since their respective election.

§ 3 Each fiscal director shall, before entering and leaving office, submit a statement of assets to the company, the Public Ethics Committee of the Presidency of the Republic – CEP/PR and the Audit Court.

§ 4 The monthly compensation owed to the members of the Fiscal Council shall surpass ten percent of the average monthly compensation of officers, except for the amounts connected to the vacation premium and benefits, and the payment of interest in the company’s profit and compensation at an amount higher than that paid to directors is hereby forbidden.

§ 5 The fiscal council members shall participate in the inauguration and annually, in the specific training on corporate and capitals market laws, disclosure of information, internal control, code of conduct, Law 12,846/2013, and other subjects connected to the activities of Eletrobras.

§ 6 The reinstatement of a fiscal director that has not participated in an annual training provided by the company of the past two years is hereby forbidden.

§ 7 The members of the Fiscal Council shall perform their duties, which are non- transferable, in the exclusive interest of the company, and it is considered abusive to perform such duty with the objective of causing damage to the company, or to its shareholders or managers, or to obtain, for themselves or others, advantage to which they are not entitled, or which might result in loss to the company, to its shareholders or managers.

§ 8 The Fiscal Council shall have to engage insurance under the terms of paragraphs 1 and 4 of Art 29 hereof.

§ 9 The members of the Fiscal Council shall apply the limitations set forth in the caput and sole paragraph of Article 31 of these bylaws.

Art 52. The members of the Fiscal Council, in their first meeting, shall elect their Chairman, who shall forward to the company the deliberation of the council for fulfillment, with due registration on the book of minutes and Opinions of the Fiscal Council.

§ 1 In the event of a vacancy, resignation, impeachment or unjustifiable absence at two consecutive meetings or three non-continuous meetings, over the last 12 (twelve) meetings, the member of the Fiscal Council shall be replaced, until the end of the term, by the respective substitute, who shall receive the due compensation.

§ 2 The members of the Fiscal Council shall have its commuting and lodging expenses reimbursed whenever they reside out of the city of meeting, and only the commuting when they reside in the city.

Art 53. In the exercise of the duties appurtenant to the Fiscal Council, without prejudice to the assignments provided for in the applicable laws:

I - to supervise, through any of its members, the acts taken by any of the managers and to check the accomplishments of their legal and statutory duties;

II - to issue an opinion on the annual management’s report, providing evidence in the report of all information deemed necessary or useful for deliberation by the Shareholders’ Meeting;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

III - to issue an opinion on the proposals from the management bodies, to be presented to the Shareholders’ Meeting, regarding alteration in the share capital, issue of debentures or subscription bonds, investment plans or capital budget, distribution of dividends, transfer, incorporation, merger or split;

IV - to expose, through any of its members, to the management bodies, and in the event that they do not take the necessary measures on behalf of Eletrobras’ interests, to the Shareholders’ Meeting, the mistakes, frauds or crimes they might discover, and to suggest useful measures;

V - to call an Ordinary Shareholders’ Meeting, in the event that the management bodies delay for more than a month such convocation, and an Extraordinary Shareholders’ Meeting, whenever ground or urgent reasons occur, including in the agenda of Shareholders’ Meeting the subject they consider most necessary;

VI - to analyze, at least quarterly, the balance sheet and other financial statements, produced on a regular basis by Eletrobras;

VII - examine the financial statements for the fiscal year and issue an opinion on them;

VIII - to perform the duties established in items I to VII in the event of liquidation of Eletrobras.

IX – examine the Annual Report of Activities of the Internal Audit – RAINT and the Annual Plan of Internal Audit – PAINT;

X - carry out the appraisal of the performance of its members and the Fiscal Council as a board, at least once a year, under the terms of the applicable laws;

XI – prepare, change and approve its Internal Rules;

XII – follow up the asset, financial and budgetary performance, thus reviewing books and any other documents, as well as requesting information; and

XIII – inspect the fulfillment of the limit of participation of Eletrobras in the payment of health care and supplemental social security benefits.

§ 1 The management bodies have the obligation to provide, in writing, to the members of the Fiscal Council, in the exercise of their duties, within days, copies of the minutes of the meetings and, within fifteen days of their receipt, copies of balance sheet and financial statements published regularly and the report on the execution of the budgets.

§ 2 The members of the Fiscal Council will attend meetings of the Board of Directors and the Board of Executive Officers of Eletrobras, at which subjects on which they might opine (items II, III and VII, from this article) are discussed.

Art 54. The Fiscal Council will meet ordinarily once a month, and extraordinarily, whenever called by the Chairman of the Board.

Sole paragraph. The Fiscal Council will hold a meeting with a minimum of three members, and the approval of matters subject to their decision requires the vote of at least three of its members.

CHAPTER X

Fiscal Year and Financial Statements

Art 55. The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31st of each year and the financial statements will comply with the precepts of Law 3,890-A, 1961, the federal legislation on electricity, the law on joint stock companies and these Bylaws.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

§ 1 § 1 In each business year, there shall be a mandatory distribution of dividends corresponding to at least twenty-five percent of the net profit, adjusted in accordance with applicable laws, and respecting the Dividend Distribution Policy.

§ 2. The amount of dividends and interest paid or credited as remuneration for shareholders' equity, due to shareholders, shall be subject to financial charges, from the end of the fiscal year up to the day of effective payment, plus interest if such payment is not made on the date determined by the Shareholders’ Meeting.

§ 3 The amount of interest paid or credited, by way of interest on own capital, pursuant to Section 9, 7th Paragraph of Law 9,249 of December 26, 1995 and the applicable laws and regulations, may be charged to the holders of common shares and to the minimum annual dividend for the preferred shares, including such amount in the aggregate amount of the dividend distributed by Eletrobras for all legal effects.

Art.56. Each year, besides the legal reserve, the Shareholders’ Meeting shall make the following allocations, calculated on that business year's net profit:

I - one per cent for a study and project reserve, intended for technical and economic viability studies for the electric energy sector, the accumulated balance of which may never exceed two per cent of the paid-up share capital; and

II - fifty per cent for an investment reserve fund intended for investments in electric energy utilities, the accumulated balance of which may never exceed seventy-five per cent of the paid-up share capital.

Art.57. Every year, the Shareholders’ Meeting shall allocate a sum equivalent to not more than one per cent of the net profit of the respective business year, subject to the limit of one per cent of the paid-up share capital, for social welfare assistance to its employees, according to plans approved by the Board of Executive Officers.

Art.58. Every year Eletrobras shall allocate and include in its budget, resources amounting to at least point five per cent of the share capital paid-up at the time of the close of the immediately preceding business year, for the development of technological programs.

Art.59. The right to receive a dividend shall become prescribed after three years and any dividend not claimed by that time shall revert to Eletrobras.

CHAPTER XI

Employees

Art 60. The positions of holders of the Internal Audit, Ombudsman and Governance Office shall be exercised by employees of the staff of Eletrobras or its companies.

Art.61. The provisions of the applicable labor laws of Law 3,890-A, 1961 and these Bylaws will apply to the employees of Eletrobras and its subsidiaries, associates and controlled companies, where applicable.

Art.62. The labor force of Eletrobras will be composed of:

I - personnel admitted to permanent career functions, through a selection process consisting of tests, or of titles or tests;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

II - holders of positions of trust of the higher administration, the amount of holders will be determined by the Board of Directors, according to the provisions of item XXXI of art. 36 hereof; and

III - personnel hired through temporary contracts, in accordance with the applicable laws.

§ 1 The positions of trust of the higher administration and the power and responsibilities of their positions will be defined in the offices and salary plan of Eletrobras.

§ 2 The functions referred to in § 1 might, in exceptional cases, and at the discretion of the Board of Directors, be assigned to technicians or specialists that are not part of the permanent staff of the company.

§ 3 The holders of the positions of trust that carry out management duties, thus generating salary advantages not provided for or in noncompliance with the provisions of the employment contracts, staffing and compensation plan, collective bargaining agreement, or the applicable laws, shall be held liable for the damage caused to the company, with prejudice to the penalties established in the Code of Ethics and Conduct of Eletrobras Companies.

Art.63. After the close of each fiscal year of Eletrobras and after the deduction of accumulated losses and the provision for income tax, the employees shall be entitled to a share in the profits and results, in accordance with the terms of the employment contracts and conventions, signed by Eletrobras, and specific guidelines determined by the Office of Control of State-owned Companies.

Art.64. Eletrobras shall provide social welfare assistance to its employees, through Fundação Eletrobras de Seguridade Social – ELETROS (the ELETROBRÁS Social Security Foundation) in compliance with the stipulations of the Board of Executive Officers.

CHAPTER XII

General Provisions

Art.65. Eletrobras, through its management, is obliged to provide information to the Minister of Mines and Energy, for scrutiny from the Federal Government, and the Audit Court (Tribunal das Contas da União) and the House of Representatives and the Senate (Congresso Nacional), through the Ministry of Mines and Energy.

Sole paragraph. The Chief Executive Officer, when called, must appear in person before any of the committees of any of the two houses of the Congress, to clarify information about any subject about which he was previously informed, and he may be dismissed from his function, in case he does not justify his failure to attend.

Art.66. Eletrobras may enter into contracts with the Federal Government, directly or through companies in which it participates, for the execution of works and services, for which special financial resources were allocated.

§ 1 The installations constructed in accordance with this article may, if the Federal Government so decides, be incorporated into Eletrobras or its subsidiaries, provided that, in the respective operation, the legal regime of the service is observed along with the costs.

§ 2 As long as the provision in the previous paragraph has not been complied with, the installations mentioned in this article may be operated by Eletrobras or its subsidiaries, under an agreement entered into with the Federal Government.

Art.67. The Board of Executive Officers shall, following approval from the Minister of Mines and Energy, publish the following in the Official Gazette:

I - the regulation governing competitive bidding;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

II - personnel regulations, including the rights and duties vested in employees, discipline system and the proceedings for verification of responsibility;

III - the names of members of staff with indication, in three columns, of the total number of employees, the number of positions occupied and vacant positions, according to career or category as of June 30 and December 31 each year; and

IV - a plan for wages, benefits, fringe benefits and any other portions making up the remuneration of its employees.

Art 68. The Internal Audit, Ombudsman and the Secretariat of Governance will be directly linked to the Board of Directors.

CHAPTER XIII

Transitional Provisions

Art 69. The installation and operation of the Audit and Risk Committee provided for in Art 40 of these Bylaws shall occur until 06/30/2018.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

Annex IV – Legal Opinion

From:	Rodrigo Madeira Henrique de Araujo – DJJJ Manager
To:	Corporate Governance – PREC
Subject:	Analysis of the Proposed change in Eletrobras' Bylaws
Reference:	Memorandum PREC-437/2017. EMP n. 2017/1188

Corporate Governance– PREC sends us, through the above-mentioned memorandum, a matter1related to the proposed change in Eletrobras’ Bylaws, requesting an analysis by this DJJJ which contemplates the changes suggested by the BofD, SEST, STN and PGFN.

Once the facts were reported, we shall proceed to analyze the legal aspects of the matter.

However, before approaching this subject, it is important to note that the opinion presented herein will only address changes in the legal devices and that specific comments will only be made regarding the points considered relevant. Therefore, any modifications made due to editorial adjustments or adjustments to be compatible with current legislation will not be covered.

Once the facts were reported, we proceeded to analyze the legal aspects regarding this matter.

It is important to highlight that the comments that we consider relevant will be placed next to the respective device in the comparative table annexed to this opinion.

However, with regard to the proposed amendment to article 24 of the Bylaws, it should be noted that Act n. 13,303/16, in its Article 262caput, establishes that the rules set forth in the Brazilian Business Corporations Act (Act 6,404/76 ) apply to the members of the Audit Committee of public companies and mixed-capital companies.

1 Memorandum PREC-437/2017 and Draft of the Bylaws of Eletrobras

2 “Article 26- In addition to the rules established in this Act, the provisions in Act n. 6,404, December 15, 1976, regarding its powers, duties and responsibilities, requirements and impediments for investiture and remuneration shall apply to Fiscal Council members of the public company and the joint stock company, in addition to other provisions established in such Act.”

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

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In turn, Act n. 6,404/76, in article 1493caput, establishes that the investiture of the Directors and Officers in their positions will occur upon the execution of a term of investiture. Paragraph 1 of the same instrument sets the period of 30 days following the appointment for the execution of the respective term of investiture; otherwise it will become null and void.

Due to the foregoing, it would be recommended the adoption of the proposed wording for article 24 of the Bylaws, since it limits the obligation to sign the term of investiture only to the Directors and Officers, thus excluding the members of the Audit Committee.

In addition, it is worth mentioning the decision issued by the Brazilian Securities and Exchange Commission (CVM) in the process CVM RJ 2005/3475, Reg. Col. 4763/2005, transcribed below, in which such Governmental Agency affirms that the caput of article 149 of Act n. 6,404/76 should also be applied to the members of the Fiscal Council, and that the period of 30 days, present in §1 of article 149, is optional, by the Company, depending on its judgment of convenience and opportunity:

"05. It is not strange, therefore, that Act 6,404/76 established a maximum deadline for the administrators’ term of investiture (30 days, according to article 149, §1 of Act 6404/76). However, there is no equal forecast for elections of Fiscal Council members or alternates to directors.

06. The function of the execution of the term of investiture and the interests that must be considered when appointing an alternate to a director, an fiscal Council member or an alternate to an fiscal Council member are the same as those that underlie article 149. This legal silence authorizes the application by analogy of article 149, §1, although it does not determine it.

07. This lack of compulsory is mainly due to the possibility of the company instituting different regimes for directors substitution, which may justify different deadlines for signing the Term of Investiture. These two substitution schemes would be (i) substitution by definitive withdrawal (resignation or vacancy for another reason) ("Definitive Substitution"), or (ii) substitution whenever the director is absent ("Eventual Substitution").

08. It seems logical that companies that adopt the Definitive Substitution system only require the signature of the term of investiture 30 days after the definitive removal of the director, and companies that adopt the Eventual Substitution (the alternate takes over whenever the director does not attend) require the signature of the term of investiture by the alternate in the same 30-day period granted to the director.

09. Nevertheless, it does not seem absurd that the company that adopts the Definitive Substitution system also requires the term of investiture to be signed by the alternates in the same initial 30 days. This is because, while the replacement of the director by termination of the term in office has a transition rule that avoids any solution of continuity in the activities of the part affected (article 150, §4), there is no similar rule when the substitution is by an alternate previously elected (2). Thus, it is in the company's interest to know, before the withdrawal occurs, if the alternate has accepted his appointment, in order to determine whether to initiate procedures for the election of a new director or to be confident that the alternate will assume the position as a director.

3 “Article 149- The directors and officers will take office by signing a term of investiture in the book of minutes of the board of directors or of the executive board, as applicable.

§ 1. If the term is not signed within thirty (30) days following the appointment, it will become ineffective, unless justified by the body of the administration for which it was elected.”

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

10. For the reasons above, I understand that the company, at its convenience, should establish if the term of investiture of alternate members shall be signed within the period established in article 149, §1 of Act 6,404/76 or in another period, counted from the vacancy of the position of director." (Case n. CVM RJ 2005/3475, Reg. Col. 4763/2005) (Emphasis added)

With regard to corporate authorizations, Eletrobras’ Board of Directors shall call the Shareholders' Meeting for the decision on the reform of its Bylaws, observing the respective legal provisions, pursuant to what is prescribed in articles 1234 and 1245 of Act n. 6,404/76.

4 “Article 123 - It is incumbent upon the board of directors, if any, or the executive officers, observing the provisions in the Bylaws, to call the general meeting.

Sole paragraph - The general meeting may also be called:

a) by the Fiscal Council, in the cases provided for in number V, of article 163;

b) by any shareholder, when the directors delay, for more than 60 (sixty) days, the call in the cases determined by law or by the Bylaws;

c) by shareholders representing at least five percent of the capital stock, when the directors do not meet, within eight days, a request for call presented, duly substantiated, indicating the matters to be treated;

d) by shareholders representing at least five percent of the voting capital, or at least five percent of the non-voting shareholders, when the directors do not meet, within a period of eight days, a request to call a meeting for installation of the Fiscal Council.”

5 “Article 124 - The call shall be made by means of a notice published at least 3 (three) times, containing, in addition to the place, date and time of the meeting, the agenda and, in the case of reform of the Bylaws, the indication of the matter.

§ 1. The first call for the general meeting shall be made:

I - in the closely-held company, at least 8 (eight) days in advance, counting the period of publication of the first notice; if the meeting is not held, a new notice, of second call, will be published at least 5 (five) days in advance;

II – in the publicly-held company, the period for the first call shall be 15 (fifteen) days in advance and for the second call 8 (eight) days.

§ 2. Except for reasons of force majeure, the general meeting shall be held in the building where the company has its headquarters; when it is to be held in another, the notices will clearly indicate the place of the meeting, which in no case shall be held outside the location of the headquarters.

§ 3. In the publicly-held companies, the shareholder representing 5% (five percent) or more of the capital stock shall be called by telegram or registered letter, issued in advance in accordance with § 1, provided that he has requested in writing to the company, with the indication of the full address and validity of the request, not exceeding 2 (two) fiscal years, and renewable; this notice does not waive the publication of the notice provided for in § 1, and failure to comply with it will give the shareholder the right to compensation from the company's administrators for the damages suffered.

§ 4. Regardless of the formalities set forth in this article, the general meeting attended by all shareholders shall be considered as regular.

§ 5. The Securities and Exchange Commission may, at its sole discretion, by reasoned decision of its Board of Directors, upon the request of any shareholder, and after hearing the company:

I - increase, for up to 30 (thirty) days, counted from the date on which the documents related to the matters to be deliberated are made available to the shareholders, the period prior to the publication of the first notice of call of the general meeting of the publicly-held company, when it is concerned with operations that, due to their complexity, require a longer period for them to be known and analyzed by the shareholders;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

Regarding the legal requirements applicable to the installation of the EGM, which will deliberate on the statutory changes analyzed herein, article 135, caput, of Act 6,404/766provides that the Extraordinary General Meeting, whose purpose is the modification of Bylaws will only be installed, at first call, with the presence of shareholders representing at least 2/3(two thirds) of the voting capital. However, it may be installed, on second call, with any number.

The paragraphs of above-mentioned article 135 requires the filing and publication formalities that must be observed in order for the acts related to the reform to be valid against third parties, as well as the need for the documents pertinent to the subject to be discussed at the Extraordinary General Meeting to be made available for the shareholders at the company's headquarters on the occasion of the publication of the first notice convening the general meeting.

Regarding the other authorizing acts required for the proposed amendments, it should be pointed out that, since Eletrobras is a mixed capital company, a Indirect Federal Public Administration member, it is subject, together with its subsidiaries, predominantly to the regime of private law, with the peculiarities of public law inherent to it. Thus, they must meet the public order requirements, observing the fundamental postulates that inspire all the way of acting of the Administration, such as being subject to the supervision of the Secretariat for Control of State Companies – SEST, as well as meet other requirements established in specific legislation.

In this aspect, it is necessary to emphasize the provisions in article 2, VI, of Decree 3,735, of 20017, and in article 41, item VI, line “d” of Annex I to Decree n. 9,035/20178, in the sense that it is incumbent upon SEST to express its opinion on changes to the Bylaws of federal state-owned enterprises. Therefore, there must be previous manifestation of this Body.

II - interrupt, for up to 15 ( fifteen) days, the course of the period for calling an Extraordinary General Meeting of a publicly-held company, in order to know and analyze the proposals to be submitted to the meeting and, if applicable, inform the company, until the end of the interruption, about the reasons why it considers that the resolution proposed to the meeting violates legal or regulatory provisions.

§ 6. Publicly-held companies with shares admitted to trading on a stock exchange shall, on the date of publication of the notice of the meeting’s call, send to the stock exchange where their shares are most traded, the documents made available to the shareholders for resolution at the general meeting.”

6 “Article 135 – The Extraordinary General Meeting, whose purpose is the modification of Bylaws will only be installed, at first call, with the presence of shareholders representing at least 2/3 (two thirds) of the voting capital, but it may be installed, on second call, with any number.

§ 1. The acts related to amendments to the Bylaws, in order to be valid against third parties, are subject to filing and publication formalities, but noncompliance with these formalities shall not be opposed, by the company or its shareholders, to well-intentioned third parties.

§ 2. The provisions established in article 97 and in its sections 1 and 2 and in article 98 and its section 1 shall apply to acts of reform of the Bylaws.

§ 3. The documents pertinent to the matter to be debated at the Extraordinary General Meeting shall be made available to the shareholders at the company's headquarters on the occasion of the publication of the first notice of the general meeting’s call.”

7 “Article 2 - The approval of the matters detailed below, in the interest of the federal state-owned companies, depends on the prior manifestation of the Department of Coordination and Control of State Companies:

(...)

VI - amendment to Bylaws and regulations, adhesion agreements, contracts of confession and assumption of debts of closely-held private pension entities, sponsored by federal state-owned companies.”

8

“ANNEX I

STRUCTURE OF THE MINISTRY OF PLANNING, DEVELOPMENT AND MANAGEMENT

(...)

Article 41 - The Secretariat of Coordination and Governance of State Companies shall:

(...)

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

Regarding the wording proposed for art. 29, paragraph 4, this DJJJ understands that there will no longer be the possibility of contracting permanent insurance in favor of the people listed in §2 of the same article, which we recommend to be evaluated by the company's directors.

After analyzing the proposals submitted to us by PREC, about corporate authorizations, it is incumbent upon Eletrobras’ Board of Directors to call a General Meeting to deliberate on the amendment of its Bylaws, observing the respective legal provisions, in accordance with the provisions of arts. 123 9 and 12410 of Law 6,404/76.

VI - express its views on the following matters related to state-owned companies:

(...)

d) Bylaws and their amendments;”

9 “Article 123 - It is incumbent upon the board of directors, if any, or the executive officers, observing the provisions in the Bylaws, to convene call the general meeting.

Sole paragraph - The general meeting may also be called:

a) by the Fiscal Council, in the cases provided for in number V, of article 163;

b) by any shareholder, when the administrators directors delay, for more than 60 (sixty) days, the call in the cases determined by law or by the Bylaws;

c) by shareholders representing at least five percent of the capital stock, when the directors do not meet, within eight days, a request for call presented, duly substantiated, indicating the matters to be treated;

d) by shareholders representing at least five percent of the voting capital, or at least five percent of the non-voting shareholders, when the directors do not meet, within a period of eight days, a request to call a meeting for installation of the Fiscal Council.”

10 “Article 124 - The call shall be made by means of a notice published at least 3 (three) times, containing, in addition to the place, date and time of the meeting, the agenda and, in the case of reform of the Bylaws, the indication of the matter.

§ 1. The first call for the general meeting shall be made:

I - in the closely-held company, at least 8 (eight) days in advance, counting the period of publication of the first notice; if the meeting is not held, a new notice, of second call, will be published at least 5 (five) days in advance;

II – in the publicly-held company, the period for the first call shall be 15 (fifteen) days in advance and for the second call 8 (eight) days.

§ 2. Except for reasons of force majeure, the general meeting shall be held in the building where the company has its headquarters; when it is to be held in another, the notices will clearly indicate the place of the meeting, which in no case shall be held outside the location of the headquarters.

§ 3. In the publicly-held companies, the shareholder representing 5% (five percent) or more of the capital stock shall be called by telegram or registered letter, issued in advance in accordance with § 1, provided that he has requested in writing to the company, with the indication of the full address and validity of the request, not exceeding 2 (two) fiscal years, and renewable; this notice does not waive the publication of the notice provided for in § 1, and failure to comply with it will give the shareholder the right to compensation from the company's administrators for the damages suffered.

§ 4. Regardless of the formalities set forth in this article, the general meeting attended by all shareholders shall be considered as regular.

§ 5. The Securities and Exchange Commission may, at its sole discretion, by reasoned decision of its Board of Directors, upon the request of any shareholder, and after hearing the company:

I - increase, for up to 30 (thirty) days, counted from the date on which the documents related to the matters to be deliberated are made available to the shareholders, the period prior to the publication of the first notice of call of the general meeting of the publicly-held company, when it is concerned with operations that, due to their complexity, require a longer period for them to be known and analyzed by the shareholders;

II - interrupt, for up to 15 (fifteen) days, the course of the period for calling an Extraordinary General Meeting of a publicly-held company, in order to know and analyze the proposals to be submitted to the meeting and, if applicable, inform the company, until the end of the interruption, about the reasons why it considers that the resolution proposed to the meeting violates legal or regulatory provisions.

§ 6. Publicly-held companies with shares admitted to trading on a stock exchange shall, on the date of publication of the notice the meeting’s call, send to the stock exchange where their shares are most traded, the documents made available to the shareholders for resolution at the general meeting.”

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168thExtraordinary General Meeting

As for the legal requirements applicable to the EGM’s installation, which will deliberate on the statutory changes analyzed, herein art. 135, caput, of Law 6,404/7611, that the Extraordinary General Meeting that has as its object the amendment of the Bylaws will only be installed, at first call, with the presence of shareholders representing at least 2/3 (two thirds) of the voting capital. However, it may be installed, on second call, with any number.

The paragraphs of above-mentioned article 135 stipulate the filing and publication formalities that must be observed in order for the acts related to the reform to be valid against third parties, as well as the need for the documents pertinent to the matter to be discussed at the extraordinary general meeting be made available to shareholders at the company's headquarters on the occasion of the publication of the first notice of the general meeting’s call.

For all the above, respecting the judgment of merit12 of the directors, observing the aforementioned considerations and also considering the favorable position of the Competent Departments, this is the legal opinion.

Best regards,

Rodrigo Madeira Henrique de Araujo

11 “Article 135 – The Extraordinary General Meeting, whose purpose is the modification of Bylaws will only be installed, at first call, with the presence of shareholders representing at least two thirds 2/3 (two thirds2/3) of the voting capital, but it may be installed, on second call, with any number.

§ 1. The acts related to amendments to the Bylaws, in order to be valid against third parties, are subject to filing and publication formalities, but noncompliance with these formalities shall not be opposed, by the company or its shareholders, to well-intentioned third parties.

§ 2. The provisions established in article 97 and in its sections 1 and 2 and in article 98 and its section 1 shall apply to acts of reform of the Bylaws.

§ 3. The documents pertinent to the matter to be debated at the Extraordinary General Meeting shall be made available to the shareholders at the company's headquarters on the occasion of the publication of the first notice of the meeting’s call.”

12 In Direito Administrativo Brasileiro, MEIRELLES, Hely Lopes, São Paulo, Ed. Malheiros, 29th ed., page 152/153: “(...) The administrative merit is therefore based on the valuation of the reasons and on the choice of the object of the act, made by the Administration in charge of its practice, when authorized to decide on the suitability, opportunity and justice of the act to be performed”.

In “Direito Administrativo”, GASPARINI, Diógenes, São Paulo, Saraiva, 9th edição, 2004, p. 94: “Discretionary are to the administrative acts practiced by the Public Administration according to one of the behaviors that the law prescribes. Thus, it is up to the Public Administration to choose such behavior. This choice is made by criterion of convenience and opportunity, that is, of merit. There is convenience whenever the act interests, agrees with or satisfies the public interest. There is opportunity when the act is practiced at the appropriate time to the satisfaction of the public interest.”

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.